   As filed with the Securities and Exchange Commission on September 14, 2001
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                        Mohegan Tribal Gaming Authority
             (Exact name of registrant as specified in its charter)

     Not Applicable                  7997                    06-1436334
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial            Identification Number)
    incorporation or          Classification Code
      organization)                 Number)
                               ----------------
                        Mohegan Tribal Gaming Authority
                           One Mohegan Sun Boulevard
                              Uncasville, CT 06382
                                 (860) 862-8000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                                 Mark F. Brown
                    Chairman and Member of Management Board
                        Mohegan Tribal Gaming Authority
                           One Mohegan Sun Boulevard
                              Uncasville, CT 06382
                                 (860) 862-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:

                             James E. Showen, Esq.
                           James A. Hutchinson, Esq.
                             Hogan & Hartson L.L.P.
                          555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600
                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                         Proposed
                                          Proposed       Maximum
 Title of Each Class of      Amount        Maximum      Aggregate    Amount of
    Securities to be         to be     Offering Price    Offering   Registration
       Registered          Registered  Per Share(1)(2) Price(1)(2)      Fee
--------------------------------------------------------------------------------
 8 3/8% Senior
  Subordinated Notes Due
  July 1, 2011.........   $150,000,000       100%      $150,000,000  $37,500.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.
(2) The Proposed Maximum Aggregate Offering Price is based on the book value of the notes, as of September 13, 2001, in the absence of a market for them as required by Rule 457(f)(2) under the Securities Act of 1933.
                               ----------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +Authority may not sell these securities until the registration statement + +filed with the U.S. Securities and Exchange Commission is effective. This + +prospectus is not an offer to sell these securities, and it is not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to Completion--Dated September 14, 2001

PROSPECTUS
--------------------------------------------------------------------------------

[LOGO OF MOHEGAN SUN]
[LOGO OF THE MOHEGAN TRIBE MUNDU WIGO]

                                  $150,000,000

                        Mohegan Tribal Gaming Authority

                               Offer To Exchange
                   8 3/8% Senior Subordinated Notes Due 2011,
              Which Have Been Registered Under the Securities Act,
                          For Any And All Outstanding
                   8 3/8% Senior Subordinated Notes Due 2011

      Interest Payable January 1 and July 1, Beginning on January 1, 2002

We are offering to exchange our registered 8 3/8% senior subordinated notes, which we refer to as the exchange notes, for all of our outstanding unregistered 8 3/8% senior subordinated notes, which we refer to as the outstanding notes. We refer to the exchange notes and the outstanding notes collectively as the notes. The terms of the exchange notes are substantially identical to the terms of the outstanding notes except that the exchange notes are registered under the Securities Act of 1933 and, therefore, are freely transferable.

--------------------------------------------------------------------------------

                      Material Terms of the Exchange Offer

 . The exchange offer will    . You may only tender the outstanding notes in
  expire at 5:00 p.m.,         denominations of $1,000 and multiples of
  New York City Time, on       $1,000.
     , 2001, unless
  extended. However, in      . The exchange of notes should not be a taxable
  no event will the            exchange for U.S. federal income tax purposes.
  exchange offer be open
  for more than 30
  business days.

 . You may withdraw           . The exchange offer is subject to customary
  tenders of outstanding       conditions.
  notes at any time
  before the expiration      . If you fail to tender your outstanding notes,
  of the exchange offer.       you will continue to hold unregistered
                               securities and your ability to transfer them
 . We will not receive any     could be adversely affected.
   proceeds from the
   exchange offer.


  Please see "Risk Factors" beginning on page 13 for a discussion of factors that you should consider in connection with the exchange offer.

  Each broker-dealer that receives exchange notes pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. If the broker-dealer acquired the outstanding notes as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

  We are not making this exchange offer in any state or jurisdiction where it is not permitted.

------------------------------------------------------------------------------
     None of the National Indian Gaming Commission, the U.S. Securities and Exchange Commission or any other federal or state agency has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
------------------------------------------------------------------------------

                  The date of this prospectus is       , 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................   13
Cautionary Note Regarding Forward-Looking Statements......................   22
The Exchange Offer........................................................   23
Use of Proceeds...........................................................   32
Ratio of Earnings to Fixed Charges........................................   32
Capitalization............................................................   33
Selected Financial Data...................................................   34
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   35
Business..................................................................   47
Description of Material Agreements........................................   56
The Authority.............................................................   61
Certain Relationships and Related Transactions............................   65
Mohegan Tribe of Indians of Connecticut...................................   67
Government Regulation.....................................................   69
Description of Other Indebtedness.........................................   73
Description of the Exchange Notes.........................................   75
Plan of Distribution......................................................  116
Legal Matters.............................................................  117
Experts...................................................................  117
Where You Can Get More Information........................................  117
Index to Financial Statements.............................................  F-1

  You should rely only on the information contained in this prospectus. The Authority has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Authority is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information that is contained elsewhere in this prospectus, including the Authority's financial statements, the notes thereto and the other financial data. You should carefully read this prospectus and the Letter of Transmittal in their entirety, particularly the section entitled "Risk Factors" and the financial statements and the related notes to those statements. The term "exchange notes" refers to the 8 3/8% Senior Subordinated Notes due 2011 being offered by the Authority in this exchange offer. The term "outstanding notes" refers to the Authority's currently outstanding 8 3/8% Senior Subordinated Notes due 2011 that may be exchanged for the exchange notes. The term "notes" refers to the outstanding notes and the exchange notes, collectively. The term "Indenture" refers to the indenture that applies to both the outstanding notes and the exchange notes.

The Tribe and the Authority

  The Mohegan Tribe of Indians of Connecticut is a federally recognized Indian tribe with an approximately 390-acre reservation located in southeastern Connecticut. References in this prospectus to the "Authority" and the "Tribe" are to the Mohegan Tribal Gaming Authority and the Mohegan Tribe of Indians of Connecticut, respectively. The terms "we," "us" and "our" refer to the Tribe and the Authority, collectively.

  Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a gaming compact with the affected state. The Tribe and the State of Connecticut have entered into such a compact that has been approved by the United States Secretary of the Interior. The Tribe's gaming operation is one of only two legally authorized gaming operations in New England offering traditional slot machines and table games. The Tribe has established an instrumentality, the Mohegan Tribal Gaming Authority, with the exclusive power to conduct and regulate gaming activities for the Tribe. The Authority is governed by a Management Board, which consists of the nine members of the Mohegan Tribal Council. The Authority is the issuer of both the outstanding notes and the exchange notes.

Mohegan Sun

  In October 1996, the Authority opened a gaming and entertainment complex known as Mohegan Sun at a total cost of approximately $303 million. Mohegan Sun is located in southeastern Connecticut, approximately 125 miles from New York City and approximately 100 miles from Boston, Massachusetts. Mohegan Sun is situated on a 240-acre site on the Tribe's reservation overlooking the Thames River with direct access from Routes I-395 and 2A via a four-lane access road constructed by the Authority. As of June 30, 2001, Mohegan Sun had approximately 176,500 square feet of gaming space and offered:

  . 3,665 slot machines, 153 table games (including blackjack, roulette, craps, baccarat, Spanish 21 and let it ride) and 42 poker tables;

  . food and beverage amenities, including three full-service themed fine dining restaurants, a 680-seat buffet, a New York style delicatessen, a 24-hour coffee shop, a ten-station food court featuring international and domestic cuisine and multiple service bars for a total of 1,888 restaurant seats;

  . an approximately 10,000 square foot, 350-seat, lounge featuring live entertainment seven days a week;

  .  an approximately 9,000 square foot simulcasting race book facility;

  . eight retail shops covering 5,476 square feet of shopping opportunities ranging from souvenirs to clothing to cigars;

  .  parking spaces for 7,500 guests and 3,075 employees;

  . a children's arcade area and a child care facility operated by New Horizons Kids Quest, Inc.; and

  . an approximately 4,000 square foot, 16-pump gasoline and convenience center.

  For the nine months ended June 30, 2001, Mohegan Sun had approximately 5.9 million guests and net revenues of $571.4 million, which constituted an increase of 4.5% in guests and an increase of $31.1 million or 5.8% in net revenues over the nine months ended June 30, 2000. Additionally, Mohegan Sun had gross daily slot win per unit per day of $478 and gross slot revenues of $417.7 million for the nine months ended June 30, 2001, as compared to $472 and $391.0 million, respectively, for the nine months ended June 30, 2000.

  The Authority's EBITDAR (earnings before interest, taxes, depreciation, amortization, pre-opening costs and fees earned by Trading Cove Associates) for the nine months ended June 30, 2001 and 2000 were $183.6 million and $183.4 million, respectively. See "Description of Material Agreements" for a description of Trading Cove Associates, or TCA, and the Relinquishment Agreement.

Strategy

  Our overall strategy is to profit from expanding demand in the gaming market in the northeastern United States. Mohegan Sun's initial success has resulted primarily from guests living within 100 miles of Mohegan Sun. Based upon Mohegan Sun's results and experience to date, we believe that the gaming market in the northeastern United States is strong and that there is significant demand for additional amenities. We expect to develop Mohegan Sun into a full-scale entertainment and destination resort and believe that this strategy will increase the number of guests and lengthen their stays at Mohegan Sun. See "Business--Strategy."

Project Sunburst

  In order to capitalize on the strong demand for gaming opportunities in the northeastern United States and Mohegan Sun's popularity, the Authority decided in 1998 to expand the casino significantly and to add a hotel, convention facilities, an entertainment arena and additional retail establishments. Key elements of this expansion, which presently is underway and which we refer to as Project Sunburst, include:

  . approximately 115,000 square feet of additional gaming space which will be named Casino of the Sky;

  .  a 1,200 room luxury hotel;

  .  approximately 100,000 square feet of convention space;

  .  the Mohegan Sun Arena with seating for up to 10,000;

  .  five restaurants and four lounges operated by Mohegan Sun;

  . four full service and five quick service restaurants operated by third parties;

  .  approximately 130,000 additional square feet of leasable retail space;
     and

  .  approximately 2,575 additional guest parking spaces.

  The Tribe and the Authority continue to believe that the market favors expansion now for three primary reasons:

  (1) unsatisfied current patron demand for gaming space at the existing facility;

  (2) growth of the gaming market in the northeastern United States; and

  (3) length of patron stay data indicating the need for a hotel and other amenities.

  On October 13, 2000, the Tribal Council formally approved a resolution increasing the Project Sunburst budget to $960.0 million (excluding capitalized interest) from $800.0 million. The Project Sunburst budget was increased to $960.0 million for three reasons:

  (1) enhancements in project scope such as an increase in the number of slot machines from 2,000 to approximately 2,550;

  (2) quality improvements to the hotel and public areas; and

  (3) expected increases in Project Sunburst labor costs because of the extremely competitive nature of the construction labor market in the northeastern United States.

  As a result of the increase to the Project Sunburst budget, the Authority issued the outstanding notes. The remainder of the budget increase will be funded by internally generated funds. In addition to the financing provided by the Authority's existing indebtedness and the Bank Credit Facility, the Tribe has set aside, with a trustee, a $40.0 million, fully-funded construction reserve account that may be used to pay costs in excess of the approved Project Sunburst budget. See "Description of Other Indebtedness--Bank Credit Facility" for a description of the Bank Credit Facility.

Additional Mohegan Sun Enhancements

  In addition to Project Sunburst, we have scheduled or have completed the following capital improvements to the Mohegan Sun facility:

  Smoke-free Slot Area. We converted the former High Stakes Bingo Hall into a 637-unit smoke-free slot area, which is named the Hall of the Lost Tribes. Opened on April 18, 2001, the Hall of the Lost Tribes was completed for $18.0 million, which was $2.0 million below the $20.0 million original budget amount.

  Indian Summer Parking Garage. A parking garage that will provide 2,700 additional spaces is currently being constructed. The approved budget for the construction of the parking garage is $50.0 million. Construction began on the parking garage in August 2001, and we anticipate that the project will be completed in the summer of 2002.

  Eagleview Child Development Center. We plan to construct a 36,000 square foot employee day care facility which will enhance the benefits and services provided to our employees. The project is expected to cost approximately $10 million. We anticipate that the construction will begin in November 2001 and that the project will be completed in the summer of 2002.

  Project Sunburst Utilities. We currently are constructing various utility upgrades and enhancements needed to support Project Sunburst. These improvements originally were to be financed entirely by the Tribe from the proceeds of tax-exempt financing. The Tribe, however, subsequently received an opinion from its outside legal counsel advising it that a portion of the costs for these improvements will not qualify for tax-exempt financing. Therefore, the Authority will pay for this portion of the total costs, which we expect will equal approximately $35 million. We anticipate that these improvements will be completed concurrent with the opening of Project Sunburst.

Market

  Mohegan Sun and the Foxwoods Resort Casino ("Foxwoods") are the only two legally authorized gaming operations offering both traditional slot machines and table games in the northeastern United States outside of Atlantic City, New Jersey, which is approximately 260 miles from Mohegan Sun. Foxwoods, operated by the Mashantucket Pequot Tribe under a separate gaming compact with the State of Connecticut, is located approximately 10 miles from Mohegan Sun and is currently the largest gaming facility in the United States in terms of total gaming positions. Based on the size and success of Foxwoods and the rapid growth of Mohegan

Sun, we believe that the gaming market in the northeastern United States remains underserved. See "Business--Market."

Address and Telephone Number

  The Authority's mailing address is One Mohegan Sun Boulevard, Uncasville, CT 06382. Its telephone number is (860) 862-8000.

                         SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer..........  The Authority is offering to exchange $1,000 principal amount of its exchange notes, which have been registered under the Securities Act, for each $1,000 principal amount of its unregistered outstanding notes. The Authority issued the outstanding notes on July 26, 2001 in a private offering.

                              In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. The Authority will issue the exchange notes on or promptly after the expiration of the exchange offer.

                              Outstanding notes may be tendered for exchange in whole or in part in integral multiples of $1,000 principal amount.
Registration Rights
Agreement...................  The Authority sold the outstanding notes on July
                              26, 2001 to a group of initial purchasers which included Salomon Smith Barney Inc., Banc of America Securities LLC, Fleet Securities, Inc., SG Cowen Securities Corporation, Commerzbank Capital Markets Corp., McDonald Investments Inc. and Wells Fargo Brokerage Services, LLC. Simultaneously with that sale, the Authority signed a registration rights agreement (the "Registration Rights Agreement") relating to the outstanding notes with these initial purchasers which requires the Authority to conduct this exchange offer.

                              You have the right under the Registration Rights Agreement to exchange your outstanding notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy this right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

                              For a description of the procedures for tendering outstanding notes, see "The Exchange Offer-- Procedures for Tendering Outstanding Notes."


Consequences of Failure to
Exchange Your Outstanding
Notes.......................  If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will still have the restrictions on transfer provided in the outstanding notes and in the Indenture. In general, the outstanding notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. The Authority does not plan to register the outstanding notes under the Securities Act.

Expiration Date ............  The exchange offer will expire at 5:00 p.m., New
                              York City time, on     , 2001. This will be the
                              expiration date unless extended by the Authority. If the Authority does extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. However, in no event will the exchange offer be open for more than 30 business days. See "The Exchange Offer--Expiration Date; Extensions; Amendments."
Conditions to the Exchange
Offer ......................  The exchange offer is subject to conditions which the Authority may waive in its sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. See "The Exchange Offer--Conditions to the Exchange Offer."

                              The Authority reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time:

                              . to delay the acceptance of the outstanding notes;

                              . to terminate the exchange offer if specified conditions have not been satisfied;

                              . to extend the expiration date of the exchange offer and retain all tendered outstanding notes, subject, however, to the right of tendering holders to withdraw their tender of outstanding notes; and

                              . to waive any condition or otherwise amend the terms of the exchange offer in any respect.

                              See "The Exchange Offer--Expiration Date;
                              Extensions; Amendments."


Procedures for Tendering
Outstanding Notes...........  If you wish to tender your outstanding notes for exchange, you must:

                              . complete and sign a Letter of Transmittal according to the instructions contained in the Letter of Transmittal; and

                              . forward the Letter of Transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of such outstanding notes.

                              If you hold outstanding notes through the Depository Trust Company and wish to accept the exchange offer, you must do so through the Depository Trust Company's Automated Tender Offer Program, pursuant to which you will agree to be bound by the Letter of Transmittal. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

                              By executing or agreeing to be bound by the Letter of Transmittal, you will be making a number of important representations to the Authority, as described under the "The Exchange Offer--Purpose and Effect of the Exchange Offer."

                              Please do not send your Letter of Transmittal or certificates representing your outstanding notes to the Authority. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offer--Exchange Agent."


Special Procedures for
Beneficial Owners...........  If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, the Authority urges you to contact such person promptly if you wish to tender your outstanding notes. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

Withdrawal Rights...........  You may withdraw the tender of your outstanding notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading "The Exchange Offer--Withdrawal Rights."

Resales of Exchange Notes...  The Authority believes that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                              . you are acquiring the exchange notes in the ordinary course of your business;

                              .  you are not participating, and have no
                                 arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

                              .  you are not an affiliate of the Authority.

                              The Authority's belief is based on
                              interpretations by the Staff of the SEC, set forth in the no-action letters of Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Staff of the SEC has not considered this exchange offer in the context of a no-action letter, and the Authority cannot assure you that the Staff of the SEC would make a similar determination with respect to this exchange offer. See "The Exchange Offer--Purpose and Effect of the Exchange Offer" for additional representations that are required.

                              If the Authority's belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act.

                              The Authority does not and will not assume, or indemnify you against, such liability.

                              Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. A broker-dealer may use this prospectus for an offer to sell, resale or other transfer of exchange notes. See "Plan of Distribution."

Exchange Agent..............  The exchange agent for the exchange offer for the outstanding notes is State Street Bank and Trust Company. The address and the telephone and facsimile numbers of the exchange agent are shown in "The Exchange Offer--Exchange Agent" section of this prospectus and in the Letter of Transmittal.

Use of Proceeds.............  The Authority will not receive any cash proceeds from the issuance of the exchange notes offered hereby. See "Use of Proceeds."


United States Federal
Income Tax Consequences.....  Your acceptance of the exchange offer and the related exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See "The Exchange Offer--United States Federal Income Tax Consequences."

  See "The Exchange Offer" for more detailed information concerning the exchange offer.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

  The exchange offer relates to the exchange of up to $150 million principal amount of exchange notes for up to an equal principal amount of outstanding notes. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer and will not be entitled to registration under the Securities Act. The exchange notes will evidence the same debt as the outstanding notes (which they replace). The outstanding notes and the exchange notes are governed by the same Indenture.

Issuer......................  The Mohegan Tribal Gaming Authority.

Securities Offered..........  $150 million in total principal amount of 8 3/8%
                              Senior Subordinated Notes due 2011.

Maturity....................  July 1, 2011.

Interest Payment Dates......  January 1 and July 1, beginning on January 1,
                              2002.

Ranking.....................  The exchange notes will be subordinated to all of the Authority's existing and future senior indebtedness, including the Authority's 8 1/8% Senior Notes due 2006, which we refer to as the Senior Notes, and the Bank Credit Facility. The exchange notes rank equally with all of the Authority's existing and future senior subordinated indebtedness, including the Authority's existing 8 3/4% Senior Subordinated Notes due 2009, which we refer to as the Existing Senior Subordinated Notes, and senior to all of the Authority's subordinated indebtedness.

                              Assuming the Authority had fully drawn all possible amounts available under the Bank Credit Facility, then as of June 30, 2001, the exchange notes would have been:

                              . subordinated to $500 million of senior secured debt available under the Bank Credit Facility;

                              . subordinated to $200 million in principal amount of the Senior Notes;

                              . subordinated in a liquidation, bankruptcy or similar proceeding to 50% of the Authority's payment obligations under its relinquishment agreement with Trading Cove Associates (which we refer to as the Relinquishment Agreement and which we discuss under "Description of Material Agreements") that are then due and owing, but effectively not subordinated to such payment obligations that are not yet due under the Relinquishment Agreement since the payment obligations under the Relinquishment Agreement cannot be accelerated by their terms;

                              . ranked equally to $300 million in principal amount of Existing Senior Subordinated Notes; and

                              . ranked equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms.

                              The assets of the Tribe or its affiliates other than the Authority will not be available for the creditors of the Authority and will not be available to pay the exchange notes.

Optional Redemption.........  On or after July 1, 2006, the Authority may redeem some or all of the exchange notes at any time at the redemption prices listed in "Description of the Exchange Notes--Optional Redemption."
Mandatory Offer to
Repurchase..................  If the Authority undertakes specific kinds of asset sales or experiences specific kinds of
                              changes of control, it must offer to repurchase the exchange notes as more fully described in the section "Description of the Exchange Notes-- Repurchase at the Option of Holders."
Basic Covenants of the
Indenture...................  The Authority will issue the exchange notes under an existing indenture with State Street Bank and Trust Company, as trustee. This Indenture, among other things, restricts the Authority's ability to:

                              .  incur additional indebtedness;

                              .  pay dividends or make other distributions;

                              .  make investments;

                              .  use assets as security in other transactions;
                                 and

                              . sell certain assets or merge with or into another person.

                              These covenants are subject to important exceptions and qualifications. For more details, see "Description of the Exchange Notes-- Covenants."

Special Redemption..........  The Authority may redeem a holder's exchange notes or require a holder to dispose of the exchange notes if (1) any gaming regulatory authority requires such holder to be licensed or otherwise qualified under applicable gaming laws in order for the Authority to maintain any of its gaming licenses or franchises and (2) the holder does not obtain such license or qualification within the required time periods. Any such redemption or sale shall be at the price listed in "Description of the Exchange Notes--Optional Redemption."

Transfer Restrictions.......  Once registration of the exchange notes is effective, the exchange notes generally will be freely transferable. See "Description of the Exchange Notes--Exchange Offer; Registration Rights."

Use of Proceeds.............  The Authority will not receive any cash proceeds from the issuance of the exchange notes. See "Use of Proceeds."

                                  Risk Factors

  See "Risk Factors" beginning on page 13 for a discussion of specific factors that you should consider carefully before tendering any outstanding notes for exchange notes.

                             SUMMARY FINANCIAL DATA

  The following summary financial data should be read together with the section entitled "Selected Financial Data" and the Authority's financial statements and the related notes included in this prospectus beginning on page F-1. You also should read the following information in conjunction with the sections in this prospectus entitled "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Unless otherwise indicated, dollar amounts shown in the following table are in thousands.

                                                                             As of or for the
                                As of or for the Fiscal                      Nine Months Ended
                               Year Ended September 30,                          June 30,
                         -------------------------------------------------  -----------------------
                           2000         1999          1998        1997(1)      2001          2000
                         --------     ---------     ---------     --------  ----------     --------
                                                                                (Unaudited)
Operating Results:
Gross revenues.......... $809,314     $ 725,510     $ 611,463     $506,911  $  624,816     $591,070
Promotional allowances..  (70,044)      (56,827)      (42,501)     (43,276)    (53,404)     (50,741)
                         --------     ---------     ---------     --------  ----------     --------
Net revenues............ $739,270     $ 668,683     $ 568,962     $463,635  $  571,412     $540,329
                         --------     ---------     ---------     --------  ----------     --------
Income from operations.. $204,304     $ 156,546     $ 135,687     $ 82,675  $  154,488     $143,539
Other income (expense),
 net....................  (57,696)(3)  (156,226)(4)   (47,539)     (43,301)    (44,512)(7)  (38,144)(8)
Loss from discontinued
 operations.............     (674)         (812)         (569)      (2,687)       (591)        (465)
Extraordinary items.....      --        (38,428)(5)  (419,458)(6)      --          --           --
                         --------     ---------     ---------     --------  ----------     --------
Net income (loss)....... $145,934     $ (38,920)    $(331,879)    $ 36,687  $  109,385     $104,930
                         ========     =========     =========     ========  ==========     ========
Ratio of earnings to
 fixed charges(2).......     4.3x          2.8x          2.7x         1.8x        4.3x         3.9x
                         ========     =========     =========     ========  ==========     ========

Other Data:
EBITDAR(9).............. $253,955     $ 239,475     $ 200,658     $137,776  $  183,553     $183,357
Interest expense, net... $ 37,799     $  55,595     $  50,172     $ 45,095  $   17,826     $ 31,291
Capital expenditures.... $288,278     $  62,795     $  32,731     $ 35,700  $  403,990     $150,697
Net cash flows provided
 by operating
 activities............. $218,162     $ 144,724     $ 131,463     $115,906  $  163,838     $126,444

Balance Sheet Data:
Total assets............ $885,379     $ 914,962     $ 554,480     $386,974  $1,256,861     $863,492
Long-term debt and
 capital lease
 obligations............ $506,391     $ 519,298     $ 294,567     $289,037  $  775,961     $510,222

--------
(1) The Authority commenced operations at Mohegan Sun on October 12, 1996.
(2) For the purposes of computing the following ratios, earnings represent income from continuing operations before fixed charges, and fixed charges represent interest expense and capitalized interest associated with Project Sunburst.
(3) Includes expense of $31.8 million related to the reassessment of the Authority's liability under the Relinquishment Agreement. A discussion of the estimation of this liability may be found under Note 13 to the Authority's audited financial statements on page F-15 of this prospectus.
(4) Includes expense of $111.9 million related to the reassessment of the Authority's liability under the Relinquishment Agreement.
(5) Includes expense of $33.7 million related to the tender premium of the $175 million senior secured notes, $5.2 million write-off of financing fees, net of $500,000 forgiveness of debt.
(6) Includes expense of $419.1 million related to the initial assessment of the Authority's liability under the Relinquishment Agreement.
(7) Includes expense of $26.9 million related to the reassessment of the Authority's liability under the Relinquishment Agreement and $2.1 million related to the change in fair value of the Authority's derivative instruments.
(8) Includes expense of $17.3 million related to the reassessment of the Authority's liability under the Relinquishment Agreement.
(9) EBITDAR represents earnings before interest, taxes, depreciation, amortization, pre-opening costs and fees earned by TCA.

                                  RISK FACTORS

  You should consider carefully the following risk factors, as well as all other information contained in this prospectus, before deciding whether to tender your outstanding notes for exchange notes pursuant to the exchange offer.

Risks Related to the Authority's Business

  The Authority's substantial indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the exchange notes.

  The Authority currently has and will continue to have a significant amount of indebtedness. As of June 30, 2001, the Authority had outstanding long-term debt and capital lease obligations totaling $776.0 million. In addition, the Authority has borrowing capacity under the Bank Credit Facility of up to $500.0 million, of which $274.0 million was outstanding on June 30, 2001. See "Capitalization" and "Description of Other Indebtedness."

  If the Authority had fully drawn all possible amounts available under the Bank Credit Facility, its total debt and capital lease obligations would have been approximately $1.2 billion as of June 30, 2001. See "--Your right to receive payments on the exchange notes will be junior in priority to the Authority's senior indebtedness. Therefore, if the Authority does not have sufficient funds to pay all of its debts, then the senior debt will be paid before any payment may be made with respect to the exchange notes."

  The Authority's substantial indebtedness and other obligations could have important consequences to you. For example, they could:

  . make it more difficult for the Authority to satisfy its debt service obligations with respect to the exchange notes;

  . increase the Authority's vulnerability to adverse economic and industry conditions;

  . require the Authority to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general operating requirements, including those with respect to Project Sunburst;

  . limit the Authority's flexibility in planning for, or reacting to, changes in its business and the gaming industry, which may place the Authority at a disadvantage compared to its competitors that have less debt thereby hurting the Authority's results of operations and ability to meet its debt service obligations with respect to the exchange notes and its other indebtedness; and

  . limit, along with the financial and other restrictive covenants in the Authority's other indebtedness, the Authority's ability to borrow additional funds.

  Mohegan Sun's failure to generate sufficient cash flow could prevent the Authority from fulfilling its debt service obligations with respect to the exchange notes.

  The Authority relies on revenues from the gaming operations of Mohegan Sun to meet its debt service obligations. Such operations are subject to many financial, economic, political, competitive and regulatory factors beyond the Authority's control. If Mohegan Sun is unable to generate sufficient cash flow, the Authority may be unable to meet its debt service obligations with respect to the exchange notes and its other outstanding indebtedness. The Authority could be required to reduce or delay planned capital expenditures, including Project Sunburst, dispose of some assets and/or seek to restructure some or all of its debt. We cannot assure you that any of these alternatives could be effected on satisfactory terms, if at all.

  Your right to receive payments on the exchange notes will be junior in priority to the Authority's senior indebtedness. Therefore, if the Authority does not have sufficient funds to pay all of its debts, then the senior debt will be paid before any payment may be made with respect to the exchange notes.

  In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority, holders of the exchange notes will participate with trade creditors and all other holders of senior subordinated indebtedness in the assets remaining after the Authority has paid all of the senior debt, including the Senior Notes and the Bank Credit Facility. However, because the Indenture requires that amounts otherwise payable to the holders of the exchange notes in a bankruptcy or similar proceeding be paid to holders of designated senior debt instead, holders of the exchange notes may receive less, ratably, than holders of trade payables in any such proceedings. Therefore, if the Authority does not have sufficient funds to pay all creditors, then holders of the exchange notes will likely receive less, ratably, than the holders of senior debt and holders of trade payables.

  Assuming the Authority had fully drawn all possible amounts under the Bank Credit Facility, the exchange notes would have been subordinated to approximately $700 million of senior debt. Subject to provisions in the Indenture and the other indentures to which the Authority is a party, the Authority may be able to borrow substantial additional indebtedness, including senior debt, in the future.

  In the event of a liquidation, bankruptcy or a similar proceeding, the exchange notes are subordinated to 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but are effectively not subordinated to such payment obligations that are not yet due under the Relinquishment Agreement since the payment obligations under the Relinquishment Agreement cannot be accelerated by their terms and have no blockage rights as Designated Senior Debt. In addition, the exchange notes rank equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but are effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms. See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates" and "Description of the Exchange Notes."

  If the Authority is not able to compete successfully with existing and potential competitors, it may not be able to generate sufficient cash flow to make payments on the exchange notes.

 Existing Competitors

  Mohegan Sun currently competes primarily with the Foxwoods Resort Casino ("Foxwoods") and, to a lesser extent, with casinos in Atlantic City, New Jersey. Foxwoods, operated by the Mashantucket Pequot Tribe, is approximately 10 miles from Mohegan Sun and is the largest gaming facility in the United States in terms of total gaming positions. In addition, Foxwoods offers a number of amenities that, prior to the completion of Project Sunburst, Mohegan Sun does not have, including hotel accommodations, extensive retail shopping and more expansive non-gaming entertainment offerings. Foxwoods has been in operation for approximately nine years and may have greater financial resources and greater operating experience than the Authority or the Tribe.

  When Project Sunburst is completed, the Authority also intends to compete for customers more directly with casinos in Atlantic City, New Jersey, and, to a lesser extent other gaming resorts including those on the Gulf Coast of Mississippi and in Las Vegas, Nevada. Many of these casinos and resorts have greater resources and name recognition than Mohegan Sun.

 Potential New Competitors

  Due to various federal and state laws, casino gaming in the northeastern United States may be conducted only in Atlantic City, New Jersey, by federally recognized Indian tribes operating under federal Indian gaming law or on cruise ships in international waters. Mohegan Sun currently faces competition from several casinos and gaming facilities located on Indian tribal lands in the State of New York. Also, other Indian tribes have announced casino projects in the State of New York which, if completed, will add significant casino space and hotel rooms to the northeastern United States market.

  In addition, several groups of individuals in Connecticut and Massachusetts are seeking federal recognition as Indian tribes with the intent of establishing gaming operations in or near Connecticut. Some of these groups have publicized the existence of financial backers for the construction of gaming facilities. A number of states, including Connecticut, Massachusetts and New York, also have investigated legalizing casino gaming by non-Indians in one or more locations.

  The Authority cannot predict whether any of these individual groups or other efforts to legalize casino gaming will be successful in establishing gaming operations, and if established, whether such proliferation of gaming operations will have a material adverse effect on the Authority's operations and its ability to meet its debt service obligations with respect to the exchange notes. For a more detailed description of the competition, see "Business-- Competition from Other Gaming Operations."

  Your ability to enforce your rights against the Authority is limited by the Tribe's and the Authority's sovereign immunity. If you are unable to enforce your rights, you may lose your entire investment in the exchange notes.

  Although the Tribe and the Authority each have sovereign immunity and may not be sued without their respective consent, both the Tribe and the Authority have granted a limited waiver of sovereign immunity and consent to suit in connection with the exchange notes, the Indenture and the other documents related to the exchange notes. Such waiver includes suits against the Authority to enforce its obligation to repay the exchange notes. Generally, waivers of sovereign immunity have been held to be enforceable against Indian tribes. In the event that such waiver of sovereign immunity by the Tribe and the Authority is held to be ineffective, the holders of the exchange notes could be precluded from judicially enforcing their rights and remedies. With limited exceptions, the Tribe and the Authority have not waived sovereign immunity from private civil suits, including violations of the federal securities laws. For this reason, an investor may not have any remedy against the Authority or the Tribe for violations of federal securities laws.

  Disputes relating to the exchange notes and the Indenture may be brought in a federal or state court that has jurisdiction over the matter. However, federal courts may not exercise jurisdiction over disputes not arising under federal law, and the state courts may not exercise jurisdiction over disputes arising on the Mohegan reservation. In addition, the Tribe's Constitution has established a special court, the Gaming Disputes Court, to rule on disputes with respect to Mohegan Sun, including any disputes relating to the exchange notes and the Indenture. The federal and state courts, under the doctrines of comity and exhaustion of tribal remedies, may be required to (1) defer to the jurisdiction of the Gaming Disputes Court or (2) require that any plaintiff exhaust its remedies in the Gaming Disputes Court before bringing any action in the federal or state court. Thus, there may be no federal or state court forum with respect to a dispute relating to the exchange notes or the Indenture. See "Government Regulation--Tribal Law and Legal Systems."

  The Tribe's Constitution, which established the Authority and the Gaming Disputes Court, currently has a provision that prohibits the Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Tribal lands. However, this provision and the provisions establishing the Authority and the Gaming Disputes Court could be amended by the Tribe's registered voters to adversely affect the ability of the holders of the exchange notes to enforce the obligations of the Authority on the exchange notes. For a more detailed description of the Gaming Disputes Court and the amendment process for the Tribe's Constitution, see "Mohegan Tribe of Indians of Connecticut."

  Your rights as a creditor are limited to the assets of the Authority.

  The Authority is exclusively liable for the payments on the exchange notes. The assets of the Tribe and its affiliates other than the Authority will not be available to pay the exchange notes. Therefore, your rights as a creditor in a bankruptcy, liquidation or reorganization or similar proceeding would be limited to the assets of the Authority, and you would have no right to the assets of the Tribe or its other affiliates.

  Neither the Tribe nor the Authority may be subject to the federal bankruptcy laws, which could impair the ability of the holders of the exchange notes to be repaid from the sale of the Authority's assets if the Authority is unwilling or unable to meet its debt service obligations.

  The Tribe and the Authority may not be subject to the federal bankruptcy laws. Thus, no assurance can be given that, if an event of default occurs under the Indenture, any forum will be available to the holders of the exchange notes other than the Gaming Disputes Court. In such court, there are presently no guiding precedents for the interpretation of Tribal law. Any execution of a judgment of the Gaming Disputes Court will require the cooperation of the Tribe's officials in the exercise of their police powers. Thus, to the extent that a judgment of the Gaming Disputes Court must be executed on Tribal lands, the practical realization of any benefit of such a judgment will be dependent upon the willingness and ability of Tribal officials to carry out such judgment. In addition, the land under the casino facility is owned by the United States in trust for the Tribe, and creditors of the Authority or the Tribe may not foreclose upon or obtain title to the land. See "Mohegan Tribe of Indians of Connecticut--Gaming Disputes Court."

  Restrictions in the Indenture, the Bank Credit Facility and the other indentures to which the Authority is a party may impose limits on the Authority's ability to pursue its business strategies.

  The Indenture, the Bank Credit Facility and the other indentures to which the Authority is a party contain customary operating and financial restrictions that limit its discretion on various business matters. These restrictions include covenants limiting its ability to:

  .  incur additional debt;

  .  grant liens;

  .  make investments;

  .  sell assets;

  .  pay dividends and other distributions;

  .  make capital expenditures; and

  .  enter into transactions with affiliates.

  The Bank Credit Facility also requires the Authority to maintain certain financial ratios, including interest coverage and leverage ratios, and not to exceed certain fixed ratios of senior indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization). If these ratios are not maintained, it may be impossible for the Authority to borrow additional funds to meet its obligations.

  These restrictions may reduce the Authority's flexibility in planning for, or reacting to, changes in its business and the gaming industry in general and thereby hurt its results of operations and its ability to meet its debt service obligations with respect to the exchange notes and its other indebtedness.

  Additionally, a failure by the Authority to comply with covenants in its debt instruments could result in an event of default which, if not cured or waived, could have a material adverse effect on the Authority and could result in the acceleration of all then-outstanding amounts and an inability to make debt service payments under the exchange notes. See "Description of the Exchange Notes--Covenants."

  The Authority's obligations under the Relinquishment Agreement could adversely affect its financial health and prevent it from fulfilling its debt service obligations under the exchange notes.

  Pursuant to the terms of the Relinquishment Agreement, the Authority is required, among other things, to pay to Trading Cove Associates five percent of the revenues generated by Mohegan Sun and Project Sunburst during the 15-year period which commenced January 1, 2000. See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates." For the nine and twelve-month periods ending June 30, 2001, the Authority made payments totaling $26.1 million and $41.1 million, respectively, pursuant to the Relinquishment Agreement.

  This obligation consumes a significant portion of the Authority's revenues that might otherwise be available to fund working capital, capital expenditures and other general operating requirements. As a result, the Authority's flexibility in planning for, or reacting to, changes in its business and the gaming industry in general is reduced. This may place the Authority at a disadvantage compared to its competitors that do not have such an obligation and thereby hurt its results of operations and its ability to meet its debt service obligations with respect to the exchange notes and its other indebtedness.

  Failure to complete Project Sunburst's planned construction within its budget and on time with minimal disruption to existing operations could adversely affect the financial health of the Authority.

  The anticipated construction costs and completion dates for Project Sunburst are based on budgets, design documents and schedule estimates prepared by Trading Cove Associates for the Authority with the assistance of architects and contractors. Construction projects such as Project Sunburst are inherently subject to significant development and construction risks. These include the following:

  .  labor disputes;

  .  shortages of material and skilled labor;

  .  weather interference;

  .  engineering problems;

  . environmental problems (including asbestos, lead and hazardous waste removal);

  .  fire, flood and other natural disasters; and

  . geological, construction, demolition, excavation, regulatory and/or equipment problems.

  All of these risks and others could cause unanticipated cost increases.

  We currently anticipate that the bulk of Project Sunburst will be completed by late September 2001. A partial opening of the hotel, expected in April 2002, is currently on schedule and full completion of construction is expected in June 2002. We cannot assure you that Project Sunburst will begin operations on time or that construction costs for Project Sunburst will not exceed its budget. Failure to complete Project Sunburst within its budget or on schedule may have a material adverse effect on the results of Mohegan Sun's operations and the Authority's financial condition, which could prevent the Authority from meeting its debt service obligations with respect to the exchange notes.

  Furthermore, although construction activities related to Project Sunburst have been planned in a manner as to minimize disruption, construction noise and debris and the temporary closing of some of the facilities, such activities may disrupt Mohegan Sun's current operations. Unexpected construction delays could exacerbate or magnify these disruptions. We cannot assure you that construction of Project Sunburst will not have a material adverse effect on the Authority's results of operations and thereby affect the Authority's ability to meet its debt service obligations with respect to the exchange notes.

  A downturn in the regional economy could negatively impact the Authority's financial performance.

  Ninety-five percent of Mohegan Sun's patrons arrive via automobile and are assumed to work or live in the northeastern United States. Moderate or severe economic downturns or adverse conditions in the northeastern United States may negatively affect the Authority's operations. During periods of economic contraction, the Authority's revenues may decrease while some of its costs remain fixed, resulting in decreased earnings. In addition, the gaming and other leisure activities the Authority offers are discretionary expenditures and participation in such activities may decline during economic downturns because consumers have less disposable income. Even an uncertain economic outlook may adversely affect consumer spending in the Authority's gaming operations and future hotel facilities, as consumers spend less in anticipation of a potential economic downturn. Accordingly, the Authority's business, assets, financial condition and results of operations could be adversely affected by a weakening of regional economic conditions.

  Mohegan Sun is subject to the risks of a new business.

  Although Mohegan Sun has been in operation since October 12, 1996, the addition of a hotel and other new and untested amenities has many of the same risks inherent in the establishment of a new business enterprise. The Authority's lack of operating history in these new ventures could lead to service disruptions and other operational and financial issues that may adversely affect the Authority's future operating results and its ability to meet its debt service obligations with respect to the exchange notes.

  The risks associated with operating a substantially expanded facility and managing its growth could have a material adverse effect on Mohegan Sun's future performance.

  Mohegan Sun, when expanded, will have significantly larger gaming facilities, entertainment venues and retail space, as well as new hotel and convention facilities. There can be no assurance that the Authority will be successful in integrating the planned casino and resort into Mohegan Sun's current operations or in managing the expanded resort. The failure to integrate and manage the new services and amenities successfully could have a material adverse effect on the Authority's results of operations and its ability to meet its debt service obligations with respect to the exchange notes.

  The loss of a key management member could have a material adverse effect on Mohegan Sun.

  Mohegan Sun's success depends in large part on the continued service of key management personnel, particularly William Velardo, the Authority's President and General Manager, Mitchell Etess, the Authority's Executive Vice President of Marketing, and Jeffrey Hartmann, the Authority's Executive Vice President of Finance/Chief Financial Officer. The loss of the services of one or more of these individuals or other key personnel could have a material adverse effect on the Authority's business, operating results and financial condition.

  The Authority may be subject to material environmental liability as a result of possibly incomplete remediation of known environmental hazards and the existence of unknown environmental hazards.

  The site on which Mohegan Sun is located was formerly occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. Prior to the decommissioning of United Nuclear Corporation facilities on the site, extensive remediation of contaminated soils and additional investigations were completed. The site currently meets federal and state remediation requirements. Notwithstanding the foregoing, we cannot assure you that (1) the various environmental reports or any other existing environmental studies revealed all environmental liabilities, (2) any prior owners or tenants did not create any material environmental condition not known to us, (3) future laws, ordinances or regulations will not impose any material environmental liability or (4) a material environmental condition does not otherwise exist on the site.

  Any of the above could have a material adverse effect upon the Authority's future operating results and ability to meet its debt service obligations with respect to the exchange notes. See "Business--Environmental Matters."

Risks Related to Indian Gaming Industry

  Gaming is a highly regulated industry and changes in the law could have a material adverse effect on the Tribe's and the Authority's ability to conduct gaming and thus meet the Authority's debt service obligations with respect to the exchange notes.

  Gaming on the Tribe's reservation is extensively regulated by federal, state and tribal regulatory bodies, including the National Indian Gaming Commission and agencies of the State of Connecticut, such as the Division of Special Revenue, the State Police and the Department of Liquor Control. As is the case with any casino, changes in applicable laws and regulations could limit or materially affect the types of gaming that may be conducted by the Authority and the revenues realized therefrom.

  Currently, the operation of all gaming on Indian lands is subject to the Indian Gaming Regulatory Act of 1988. For the past several years, legislation has been introduced in Congress with the intent of modifying a variety of perceived problems with this Act. Virtually all of the proposals that have been seriously considered would be prospective in effect and would contain clauses that would grandfather existing Indian gaming operations such as Mohegan Sun. Various bills have also been proposed, however, which would have the effect of repealing many of the key provisions of the Indian Gaming Regulatory Act and prohibiting the continued operation of particular classes of gaming on Indian reservations in states where such gaming is not otherwise allowed on a commercial basis. While none of the substantive proposed amendments to the Indian Gaming Regulatory Act have been enacted, the Authority cannot predict the ramifications of future legislative acts. In the event that Congress passes prohibitory legislation that does not include any grandfathering exemption for existing tribal gaming operations, and if such legislation is sustained in the courts against tribal challenge, the Authority's ability to meet its debt service obligations would be materially and adversely affected.

  In addition, under federal law, gaming on Indian land is dependent on the permissibility under state law of specific forms of gaming or similar activities. If the State of Connecticut were to make various forms of gaming illegal or against public policy, such action may have an adverse effect on the ability of the Authority to conduct its gaming operations. Connecticut currently permits, among other things, a state lottery, jai alai fronton betting and off-track betting parlors. See "Government Regulation."

  A change in the Authority's current tax-exempt status could have a material adverse effect on its ability to repay its obligations under the exchange notes.

  Based on current interpretation of the Internal Revenue Code, which we refer to as the Code, neither the Tribe nor the Authority is subject to federal income or property taxes. However, we cannot assure you that Congress will not reverse or modify the exemption for Indian tribes from federal income or property taxation.

  Efforts have been made in Congress over the past several years to amend the Code to provide for taxation of the net income of tribal business entities. These efforts have included a House of Representatives bill that would have taxed gaming income earned by Indian tribes as unrelated business income subject to corporate tax rates. Although no such legislation has been enacted, some could be passed in the future. Future proposals or amendments in this area could materially and adversely affect the market value of the exchange notes or the Authority's ability to pay the principal and interest on the exchange notes.

Risks Related to the Offering

  Your exchange notes may be redeemed automatically if your ownership of the exchange notes jeopardizes the Authority's gaming licenses.

  The Authority has the right to redeem the exchange notes if any holder of the exchange notes jeopardizes the Authority's gaming license by not having required licenses or qualifications. The redemption price for these exchange notes, without accrued interest, is equal to the lowest of the holder's cost, the principal amount of such exchange notes or the average of the current market price of such exchange notes. See "Description of the Exchange Notes-- Optional Redemption."

  The Authority may lack sufficient funds to effect a repurchase of the exchange notes upon a change of control.

  Upon the occurrence of specified change of control events, the Authority will be required to offer to repurchase all then outstanding exchange notes. The Authority may not have the ability to raise the funds necessary to finance the change of control offer required by the Indenture. See "Description of the Exchange Notes--Repurchase at the Option of Holders."

  Some holders of exchange notes may still be subject to various transfer restrictions.

  You may generally sell exchange notes without complying with the registration requirements of the Securities Act, unless you are:

  . an "affiliate" of the Authority within the meaning of Rule 405 under the Securities Act;

  . a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities; or

  . a broker-dealer that acquired outstanding notes directly from the Authority for resale pursuant to Rule 144A or another available exemption under the Securities Act.

  "Affiliates" of the Authority may sell exchange notes only in compliance with the provisions of Rule 144 under the Securities Act or another available exemption. The broker-dealers described above must deliver a prospectus in connection with any resale of exchange notes. See "The Exchange Offer" and "Plan of Distribution."

  There is no established trading market for the exchange notes, which could make it more difficult for you to sell exchanges notes and could adversely affect the price of your exchange notes.

  The exchange notes constitute a new issue of securities for which no established trading market exists. If the exchange notes are traded after their initial issuance, the liquidity of the trading market in the exchange notes, and the market price quoted for these exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in the Authority's financial performance or prospects or in the prospects for companies in the gaming industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

  The Authority has been informed by the initial purchasers of the outstanding notes that they intend to make a market in the exchange notes. However, the initial purchasers have no obligations to do so, and may discontinue any market-making activities at any time without notice. The Authority does not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market. The Authority cannot assure you of the development of any market or liquidity of any market that may develop for the exchange notes following the exchange offer.

  Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.

  The Authority has not registered nor does it intend to register the outstanding notes under the Securities Act. Outstanding notes that remain after consummation of the exchange offer will therefore remain subject to transfer restrictions under applicable securities laws. Unexchanged outstanding notes will continue to bear a legend reflecting these restrictions on transfer. Furthermore, the Authority has not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes. The Authority cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

  In order to receive exchange notes, you must follow the exchange offer procedures.

  You are responsible for complying with all exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, prior to the expiration date, you deliver the following to the exchange agent:

  . certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent's account at the Depository Trust Company;

  . a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through the Depository Trust Company's Automated Tender Offer Program for a book-entry transfer, together with any required signature guarantees; and

  .  any other documents required by the Letter of Transmittal.

  You should allow sufficient time to ensure that the exchange agent receives all required documents before the expiration of the exchange offer. Neither the Authority nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange. See "The Exchange Offer."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains statements about future events, including, without limitation, information relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not based on historical facts but rather reflect the Authority's or the Tribe's current expectations concerning future results and events. These forward-looking statements generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe the Authority's objectives, plans or goals are or may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the Authority's actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. You should review carefully all of the information, including the financial statements and the notes to the financial statements, included in this prospectus.

  In addition to the risk factors described under the heading "Risk Factors," the following important factors could affect future results, causing actual results to differ materially from those expressed in the Authority's forward-looking statements:

  . the expansion and construction activities for the new casino, the new hotel and the convention center and related upgrades and amenities;

  .  the financial performance of the existing casino;

  .  its dependence on existing management;

  .  its level of leverage and ability to meet its debt service obligations;

  .  increased competition from new or existing gaming operations;

  .  general domestic and global economic conditions;

  .  changes in federal or state tax laws or the administration of such laws;

  . changes in gaming laws or regulations (including potential legalization of gaming in a number of jurisdictions); and

  . maintenance of licenses required under gaming laws and regulations and construction permits and approvals required under applicable laws and regulations.

  These factors and the other risk factors discussed in this prospectus are not necessarily all of the important factors that could cause the Authority's actual results to differ materially from those expressed in any of its forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on the Authority's future results. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. The Authority does not have and does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. All subsequent written and oral forward-looking statements attributable to the Authority or persons acting on behalf of the Authority are expressly qualified in their entirety by the factors discussed above. The Authority cannot assure you that projected results or events will be achieved.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

  In connection with the sale of the outstanding notes, the Authority entered into the Registration Rights Agreement with the initial purchasers of the outstanding notes. Pursuant to the Registration Rights Agreement, the Authority agreed to file and to use its best efforts to cause to become effective with the SEC a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this prospectus is a part. The exchange offer is being made to satisfy the contractual obligations of the Authority under the Registration Rights Agreement.

  By tendering outstanding notes in exchange for exchange notes, each holder represents to the Authority that:

    (1) the holder of the outstanding notes is not an "affiliate," as such term is defined under the Securities Act, of the Authority, or if the holder is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, if applicable (upon request by the Authority, the holder will deliver to the Authority a legal opinion confirming it is not such an affiliate);

    (2) the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

    (3) the holder is not engaging in or intends to engage in a "distribution," as such term is defined under the Securities Act, of such exchange notes;

    (4) the holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes;

    (5) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act and receives exchange notes for its own account in exchange for outstanding notes pursuant to the exchange offer, by tendering outstanding notes and executing the Letter of Transmittal, will represent and agree that such outstanding notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities and it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes (provided that, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act);

    (6) the holder acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes or interests therein acquired by such person and cannot rely on the position of the Staff of the SEC set forth in certain no-action letters;

    (7) the holder understands that a secondary resale transaction described in the representation above and any resales of exchange notes or interests therein obtained by such holder in exchange for outstanding notes or interests therein originally acquired by such holder directly from the Authority should be covered by an effective registration statement containing the selling security holder information required by Item 507 or
  Item 508, as applicable, of Regulation S-K or the SEC;

    (8) the holder has full power and authority to tender, exchange, sell, assign and transfer the outstanding notes tendered hereby and that, when the same are accepted for exchange, the Authority will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances; and

    (9) the outstanding notes tendered hereby are not subject to any adverse claims or proxies.

  The exchange offer is not being made to, nor will the Authority accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of the exchange notes would be in violation of the securities or blue sky laws of that jurisdiction.

  Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person in whose name the outstanding notes are registered on the books of the Authority or any other person who has obtained a properly completed bond power from the registered holder, or any participant in the Depository Trust Company ("DTC") whose name appears on a security position listing as a holder of outstanding notes (which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form).

  The Authority may be required to file with the SEC a "shelf" registration statement for a continuous offer in connection with the outstanding notes. Pursuant to the Registration Rights Agreement, the Authority will be required to file a shelf registration statement if (1) the Authority is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy or (2) any holder of transfer restricted securities notifies the Authority prior to the 20th business day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales or (c) it is a broker-dealer and owns outstanding notes acquired directly from the Authority or an affiliate of the Authority.

Terms of the Exchange Offer

  The Authority hereby offers, upon the terms and subject to the conditions shown in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

  The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that (1) the exchange notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to some of the rights of holders of the outstanding notes under the Registration Rights Agreement. The exchange notes evidence the same indebtedness as the outstanding notes (which they replace) and will be issued pursuant to, and entitled to the benefits of, the Indenture.

  The exchange offer is not conditioned on any minimum principal amount of outstanding notes being tendered for exchange. The Authority reserves the right in its sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date in the exchange offer or, as shown under "--Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $150 million principal amount of outstanding notes are outstanding.

  Holders of outstanding notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Outstanding notes which are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See "Risk Factors--Risks Related to the Offering-- Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer."

  If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events shown herein or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

  Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the outstanding notes in connection with the exchange offer. The Authority will pay all charges and expenses, other than specified applicable taxes. See "--Fees and Expenses"

  THE AUTHORITY MAKES NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

Expiration Date; Extensions; Amendments

  The "expiration date" for the exchange offer is 5:00 p.m., New York City
time, on      , 2001 unless the exchange offer is extended by the Authority. If the Authority does extend the exchange offer, the "expiration date" will be the latest date and time to which the exchange offer is extended. However, in no event will the exchange offer be open for more than 30 business days.

  The Authority expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (1) to delay the acceptance of the outstanding notes for exchange, (2) to terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) if the Authority determines, in its sole and absolute discretion, that any of the events or conditions referred to under "-- Conditions to the Exchange Offer" has occurred or exists or has not been satisfied with respect to the exchange offer, (3) to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under "--Withdrawal Rights" and (4) to waive any condition or otherwise amend the terms of the exchange offer in any respect. If the exchange offer is amended in a manner determined by the Authority to constitute a material change, or if the Authority waives a material condition of the exchange offer, the Authority will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and the Authority will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

  Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be confirmed promptly in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Authority may choose to make any public announcement, and subject to applicable laws, the Authority shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

  Upon the terms and subject to the conditions of the exchange offer, the Authority will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "--Withdrawal Rights") promptly after the expiration date.

  In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (1) outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC, (2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC's Automated Tender Offer Program for a book-entry transfer, with any required signature guarantees, and (3) any other documents required by the Letter of Transmittal. Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

  The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC.

  Subject to the terms and conditions of the exchange offer, the Authority will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when the Authority gives oral or written notice to the exchange agent (any such oral notice to be confirmed promptly in writing) of the Authority's acceptance of such outstanding notes for exchange pursuant to the exchange offer. The Authority's acceptance for exchange of outstanding notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Authority upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for the Authority for the purpose of receiving tenders of outstanding notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, Letters of Transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any outstanding notes tendered pursuant to the exchange offer is delayed (whether before or after the Authority's acceptance for exchange of outstanding notes), or the Authority extends the exchange offer or is unable to accept for exchange or exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to the Authority's rights set forth herein, the exchange agent may, nevertheless, on behalf of the Authority and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

Procedures for Tendering Outstanding Notes

 Valid Tender

  Except as set forth below, in order for outstanding notes to be validly tendered pursuant to the exchange offer, either (1) (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC's Automated Tender Offer Program for a book-entry transfer, with any required signature guarantees and any other required documents, must be received by the exchange agent at the address or the facsimile number set forth under "--Exchange Agent" prior to the expiration date and (b) tendered outstanding notes must be received by the exchange agent, or such outstanding notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date, or (2) the guaranteed delivery procedures set forth below must be complied with.

  If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

  If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by the Authority, evidence satisfactory to the Authority of such person's authority to so act also must be submitted.

  Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

  The method of delivery of outstanding notes, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No Letter of Transmittal or outstanding notes should be sent to the Authority. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

 Book-Entry Transfer

  The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system should make a book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfers. DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's system instead of sending a signed, hard-copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

  DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE
AGENT.

 Signature Guarantees

  Certificates for outstanding notes need not be endorsed and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, are unnecessary unless (a) a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate or (b) a registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein) (1) a bank, (2) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (3) a credit union, (4) a national securities exchange, registered securities association or clearing agency or (5) a savings association that is a participant in a Securities Transfer Association (each an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 2 to the Letter of Transmittal.

 Guaranteed Delivery

  If a holder desires to tender outstanding notes pursuant to the exchange offer and the certificates for such outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

    (1) such tenders are made by or through an Eligible Institution;

    (2) prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, or an electronic message through ATOP with respect to guaranteed delivery for book-entry transfers, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP for book-entry transfers, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the exchange agent; and

    (3) the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or a facsimile thereof) or a properly transmitted electronic message through ATOP in the case of book-entry transfers, and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP with respect to guaranteed delivery for book-entry tranfers.

 Determination of Validity

  All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered outstanding notes will be determined by the Authority, in its sole discretion, which determination shall be final and binding on all parties. The Authority reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders it determines not to be in proper form or the acceptance for exchange of which may, in the view of counsel to the Authority, be unlawful. The Authority also reserves the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under "--Conditions to the Exchange Offer" or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

  The Authority's interpretation of the terms and conditions of the exchange offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of the Authority, any affiliates of the Authority, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

  Based on interpretations by the Staff of the SEC, as set forth in the no-action letters of Exxon Capital Holdings Corporation (available April 13,
1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), the Authority believes that holders of outstanding notes who exchange their outstanding notes for exchange notes may offer for resale, resell and otherwise transfer such exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or directly from the Authority for resale under an available exemption under the Securities Act. Also, resale would only be permitted for exchange notes that are acquired in the ordinary course of a holder's business, where such holder has no arrangement or understanding with any person to participate in the distribution of such exchange notes and such holder is not an "affiliate" of the Authority. The Staff of the SEC has not considered this exchange offer in the context of a no-action letter, and there can be no assurance that the Staff of the SEC would make a similar determination with respect to this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes under the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Withdrawal Rights

  Except as otherwise provided herein, tenders of outstanding notes may be
withdrawn at any time prior to 5:00 p.m., New York City time, on       , 2001,
or such date and time to which the exchange offer is extended. In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address or the facsimile number set forth under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn, and (if certificates for such outstanding notes have been tendered) the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered such outstanding notes. If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of outstanding notes tendered for the account of an Eligible Institution. If outstanding notes have been tendered pursuant to the procedures for book-entry transfer set forth in "--Procedures for Tendering Outstanding Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under "-- Procedures for Tendering Outstanding Notes."

  All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Authority, in its sole discretion, which determination shall be final and binding on all parties. Neither the Authority, any affiliates of the Authority, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder promptly after withdrawal.

Interest on the Exchange Notes

  Interest on the exchange notes will be payable every six months on January 1 and July 1 of each year at a rate of 8 3/8% per annum, commencing January 1, 2002. The exchange notes will mature on July 1, 2011.

Conditions to the Exchange Offer

  Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, the Authority will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and will not be required to issue exchange notes in exchange for any outstanding notes and, as described below, may at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted to exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions have occurred or exists or have not been satisfied before the expiration date:

  . a change in the current interpretation by the Staff of the SEC which permits resale of exchange notes as described under "--Resales of Exchange Notes;"

  . the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer which, in the Authority's judgment, would reasonably be expected to impair the ability of the Authority to proceed with the exchange offer;

  . the adoption or enactment of any law, statute, rule or regulation which, in the Authority's judgment, would reasonably be expected to impair the ability of the Authority to proceed with the exchange offer;

  . the issuance of a stop order by the SEC or any state securities authority suspending the effectiveness of the Registration Statement, or proceedings for that purpose;

  . failure to obtain any governmental approval which the Authority considers necessary for the consummation of the exchange offer as contemplated hereby; and

  . any change or development involving a prospective change in the business or financial affairs of the Authority which the Authority believes might materially impair its ability to proceed with the exchange offer.

  If the Authority determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, the Authority may, subject to applicable law, terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, the Authority will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. In this case, the Authority will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

United States Federal Income Tax Consequences

  The exchange of the outstanding notes for the exchange notes will not be a taxable exchange for United States federal income tax purposes, and holders of outstanding notes should not recognize any taxable gain or loss or any interest income as a result of such exchange.

Exchange Agent

  State Street Bank and Trust Company has been appointed as the exchange agent. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as follows:

    By Mail:
    State Street Bank and Trust Company
    P.O. Box 778
    Boston, Massachusetts 02102
    Attention: Corporate Trust Department, 5th Floor
               Johnnie Kindell

    By Overnight Courier or Hand Delivery in Boston:
    State Street Bank and Trust Company
    Two Avenue de Lafayette
    Boston, Massachusetts 02110
    Attention: Corporate Trust Department, 5th Floor
               Johnnie Kindell

    By Hand Delivery in New York:
    State Street Bank and Trust Company
    61 Broadway, 15th Floor
    Corporate Trust Window
    New York, New York 10006

    By Facsimile (for Eligible Institutions only):
    State Street Bank and Trust Company
    (617) 662-1452
    Attention: Corporate Trust Department
    Confirm by telephone: (617) 662-1553

    For Information:
    (617) 662-1553

  DELIVERY TO OTHER THAN THE ABOVE ADDRESSES OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

  The expenses of soliciting tenders will be borne by the Authority. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by officers, directors or employees of the Authority.

  The Authority has not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The Authority has agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Authority also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

  Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

                                USE OF PROCEEDS

  The exchange offer is intended to satisfy the obligations of the Authority under the Registration Rights Agreement. The Authority will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, the Authority will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except as otherwise described in the section entitled "The Exchange Offer--Terms of the Exchange Offer." The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Authority are set forth below for the nine months ended June 30, 2001 and 2000 and for each year in the three-year period ended September 30, 2000. For purposes of computing the following ratios, earnings represent income from continuing operations before fixed charges, and fixed charges represent interest expense and capitalized interest associated with Project Sunburst.

                                                                       For the
                                                                     Nine Months
                                                For the Year Ended      Ended
                                                  September 30,        June 30,
                                              ---------------------- -----------
                                              2000 1999 1998 1997(1) 2001  2000
                                              ---- ---- ---- ------- ----- -----
Ratio of earnings to fixed charges........... 4.3x 2.8x 2.7x  1.8x    4.3x  3.9x

--------
(1) The Authority commenced operations at Mohegan Sun on October 12, 1996.

                                 CAPITALIZATION

  The following table shows, as of June 30, 2001, the Authority's actual and adjusted cash balance and capitalization, including the application of the net proceeds to the Authority from the offering of the outstanding notes. This table should be read in conjunction with the financial statements and related notes to those statements and other financial data appearing elsewhere in this prospectus.

                                                            June 30, 2001
                                                             (Unaudited)
                                                        ----------------------
                                                                       As
                                                         Actual    Adjusted(1)
                                                        ---------  -----------
                                                             (Dollars in
                                                             thousands)
Cash and cash equivalents.............................. $  76,239   $ 222,427
                                                        =========   =========
Debt (including current maturities of debt and capital
 lease obligations)
  Bank Credit Facility................................. $ 274,000   $ 274,000
  Senior Notes.........................................   200,000     200,000
  Existing Senior Subordinated Notes...................   300,000     300,000
  Outstanding notes....................................       --      150,000
  Equipment financing..................................     1,961       1,961
                                                        ---------   ---------
    Total debt.........................................   775,961     925,961
Total capital..........................................  (294,304)   (294,304)
                                                        ---------   ---------
Total capitalization(2)................................ $ 481,657   $ 631,657
                                                        =========   =========

--------
(1) As adjusted amounts reflect the sale of the outstanding notes on July 26, 2001. Net proceeds from the sale of the outstanding notes were approximately $146.2 million.
(2) Total capitalization is the sum of total debt and total capital.

                            SELECTED FINANCIAL DATA

  The selected financial data shown below for the fiscal years ended September 30, 2000, 1999 and 1998, and as of September 30, 2000 and 1999, have been taken from the Authority's audited financial statements included in this prospectus. The selected financial data set forth below for the fiscal years ended September 30, 1997, and as of September 30, 1998 and 1997, have been derived from the Authority's audited financial statements for those years, which are not included in this prospectus. The selected financial data for the nine months ended June 30, 2001 and 2000 have been taken from the Authority's unaudited interim financial statements which, in the opinion of the Authority, include all adjustments (including only normal, recurring adjustments) necessary for a fair presentation of such information. The Authority's unaudited interim financial statements are also included in this prospectus. Operating results for interim periods are not necessarily indicative of the results that might be expected for the entire fiscal year. The financial information shown below should be read in conjunction with the Authority's financial statements and related notes beginning on page F-1 of this prospectus, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial and statistical data included in this prospectus. Unless otherwise indicated, dollar amounts shown in the following table are in thousands.

                                                                             As of or for the
                          As of or for the Fiscal Year Ended                 Nine Months Ended
                                     September 30,                               June 30,
                         -------------------------------------------------  -----------------------
                           2000         1999          1998        1997(1)      2001          2000
                         --------     ---------     ---------     --------  ----------     --------
                                                                                (Unaudited)
Operating Results:
Gross revenues.......... $809,314     $ 725,510     $ 611,463     $506,911  $  624,816     $591,070
Promotional allowances..  (70,044)      (56,827)      (42,501)     (43,276)    (53,404)     (50,741)
                         --------     ---------     ---------     --------  ----------     --------
Net revenues............ $739,270     $ 668,683     $ 568,962     $463,635  $  571,412     $540,329
                         --------     ---------     ---------     --------  ----------     --------
Income from operations.. $204,304     $ 156,546     $ 135,687     $ 82,675  $  154,488     $143,539
Other income (expense),
 net....................  (57,696)(3)  (156,226)(4)   (47,539)     (43,301)    (44,512)(7)  (38,144)(8)
Loss from discontinued
 operations.............     (674)         (812)         (569)      (2,687)       (591)        (465)
Extraordinary items.....      --        (38,428)(5)  (419,458)(6)      --          --           --
                         --------     ---------     ---------     --------  ----------     --------
Net income (loss)....... $145,934     $ (38,920)    $(331,879)    $ 36,687  $  109,385     $104,930
                         ========     =========     =========     ========  ==========     ========
Ratio of earnings to
 fixed charges(2).......     4.3x          2.8x          2.7x         1.8x        4.3x         3.9x
                         ========     =========     =========     ========  ==========     ========

Other Data:
EBITDAR(9).............. $253,955     $ 239,475     $ 200,658     $137,776  $  183,553     $183,357
Interest expense, net... $ 37,799     $  55,595     $  50,172     $ 45,095  $   17,826     $ 31,291
Capital expenditures.... $288,278     $  62,795     $  32,731     $ 35,700  $  403,990     $150,697
Net cash flows provided
 by operating
 activities............. $218,162     $ 144,724     $ 131,463     $115,906  $  163,838     $126,444

Balance Sheet Data:
Total assets............ $885,379     $ 914,962     $ 554,480     $386,974  $1,256,861     $863,492
Long-term debt and
 capital lease
 obligations............ $506,391     $ 519,298     $ 294,567     $289,037  $  775,961     $510,222

--------
(1) The Authority commenced operations at Mohegan Sun on October 12, 1996.
(2) For the purposes of computing the following ratios, earnings represents income from continuing operations before fixed charges, and fixed charges represent interest expense and capitalized interest associated with Project Sunburst.
(3) Includes expense of $31.8 million related to the reassessment of the Authority's liability under the Relinquishment Agreement. A discussion of the estimation of this liability may be found under Note 13 to the Authority's audited financial statements on page F-15 of this prospectus.
(4) Includes expense of $111.9 million related to the reassessment of the Authority's liability under the Relinquishment Agreement.
(5) Includes expense of $33.7 million related to the tender premium of the $175 million senior secured notes, $5.2 million write-off of financing fees, net of $500,000 forgiveness of debt.
(6) Includes expense of $419.1 million related to the initial assessment of the Authority's liability under the Relinquishment Agreement.
(7) Includes expense of $26.9 million related to the reassessment of the Authority's liability under the Relinquishment Agreement and $2.1 million related to the change in fair value of the Authority's derivative instruments.
(8) Includes expense of $17.3 million related to the reassessment of the Authority's liability under the Relinquishment Agreement.
(9) EBITDAR represents earnings before interest, taxes, depreciation, amortization, pre-opening costs and fees earned by TCA.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Authority's financial statements and the related notes beginning on page F-1 and the sections in this prospectus entitled "Selected Financial Data," "Capitalization" and "Business."

Results of Operations

 Comparison of Operating Results for the Nine Months Ended June 30, 2001 and
2000

  Net revenues for the nine months ended June 30, 2001 were $571.4 million compared to $540.3 million reported for the same period of the prior year. This 5.8% increase was primarily attributable to growth in gaming revenues.

  Gaming revenues totaled $547.6 million for the nine months ended June 30, 2001 compared to $518.5 million for the nine months ended June 30, 2000. The increase of $29.1 million or 5.6% in gaming revenues was due to a 5.6% growth in slot machine revenues and a 6.5% increase in table game revenues.

  For the nine months ended June 30, 2001, food and beverage revenues were $34.6 million compared to $34.2 million for the nine months ended June 30, 2000. The $371,000 or 1.1% increase in food and beverage revenues was attributable to a 7.2% increase in the average check partially offset by a 5.0% decrease in food servings for the nine months ended June 30, 2001 as compared to the same period in the prior year.

  Retail and other revenues were $42.6 million and $38.3 million for the nine months ended June 30, 2001 and 2000, respectively. This represents growth of $4.3 million or 11.1% over the same period in the prior year. Of the $4.3 million increase in retail and other revenues, $1.6 million was attributable to increased retail revenues and $2.4 million was attributable to the increased sales at the Mohegan Sun gasoline and convenience center. The increase was also attributable to entertainment revenue growth of $679,000 related to the Uncas Pavilion, a temporary entertainment structure used for special events.

  Promotional allowances totaled $53.4 million for the nine months ended June 30, 2001, representing a $2.7 million or 5.2% increase over the same period in the prior year. The growth was primarily attributable to increased redemption of Mohegan Sun Player's Club points by patrons. Promotional allowances as a percentage of gaming revenues were 9.8% for both the nine months ended June 30, 2001 and 2000.

  Total costs and expenses were $416.9 million for the nine months ended June 30, 2001, an increase of $20.1 million or 5.1% over the same period in the prior year. The increase was primarily the result of increases in gaming, retail and general administrative costs, partially offset by a reduction in management fees due to the termination of the management agreement with TCA, under which TCA managed the Authority's gaming operations (the "Management Agreement"). See "Description of Material Agreements--Previous Management Agreement with Trading Cove Associates."

  Gaming costs and expenses were $243.1 million for the nine months ended June 30, 2001, an increase of $17.6 million or 7.8% over the same period in the prior year. The Slot Win Contribution (as defined and discussed in greater detail in "Description of Material Agreements--Gaming Compact with the State of Connecticut") totaled $104.4 million and $97.8 million for the nine months ended June 30, 2001 and 2000, respectively. The Slot Win Contribution increase of $6.6 million or 6.8% over the same period in the prior year was attributable to the $21.6 million or 5.6% increase in slot revenues.

  Food and beverage costs were $18.5 million for the nine months ended June 30, 2001, an increase of $1.0 million or 5.9% over the same period in the prior year. The increase was primarily attributable to higher labor and benefit costs.

  Retail and other costs were $22.5 million for the nine months ended June 30, 2001, an increase of $6.6 million or 41.4% over the same period in the prior year. The increase was attributable to the 11.1% growth in retail and other revenues, which was attributable to the shift of complimentary point redemption from food and beverage to retail outlets and the Mohegan Sun gasoline and convenience center. In addition, costs associated with the Uncas Pavilion, a temporary entertainment structure used for special events, increased $5.6 million over the prior year.

  General and administrative costs were $103.8 million for the nine months ended June 30, 2001. The increase of $5.7 million or 5.8% over the same period in the prior year was attributable to continued marketing and advertising campaigns, combined with higher utility costs. The Authority believes that the marketing programs have increased patronage and have expanded Mohegan Sun brand awareness and market share.

  Pre-opening costs totaled $7.0 million for the nine months ended June 30, 2001 and are primarily comprised of pre-opening labor and advertising costs associated with the Project Sunburst expansion. Mohegan Sun incurred pre-opening expansion costs of $3.4 million for the nine months ended June 30, 2000.

  For the nine months ended June 30, 2001, depreciation and amortization decreased by $761,000 or 3.3% over the same period in the prior year. The decrease was attributable to decreased depreciation on furniture and equipment versus the same period in the prior year, and the prior year acceleration of the amortization of the trademark and capitalized interest. Depreciation and amortization for the nine months ended June 30, 2001 and 2000 were $22.0 million and $22.8 million, respectively.

  Income from operations for the nine months ended June 30, 2001 totaled $154.5 million, compared to $143.5 million for the same period in the prior year. This represents a $10.9 million or 7.6% increase over the same period in the prior year.

  For the nine months ended June 30, 2001, the relinquishment liability reassessment expense was $26.9 million compared to $17.3 million for the same period in the prior year. This increase of $9.6 million or 55.4% was due to the Authority's quarterly reassessment of the liability to reflect the impact of the time value of money. See Note 13 to the Authority's audited financial statements on page F-15 of this prospectus.

  Interest and other income were $2.4 million for the nine months ended June 30, 2001, a decrease of $8.0 million or 77.1% over the same period in the prior year. The decrease in interest income resulted from the liquidation of investments to fund Project Sunburst. The weighted average invested cash was $14.2 million and $73.5 million for the nine months ended June 30, 2001 and 2000, respectively. The Authority invests in investment-grade commercial paper having maturities of not more than six months from the date of acquisition.

  Interest expense of $17.8 million for the nine months ended June 30, 2001 represented a decrease of $13.5 million or 43.0% over the same period in the prior year. This decrease was mainly attributable to a lower average interest rate and increased capitalization of interest related to Project Sunburst, partially offset by an increase in average debt outstanding. Capitalized interest was $18.2 million for the nine months ended June 30, 2001 compared to $5.6 million for the same period in the prior year. The weighted average interest rate for the nine months ended June 30, 2001 was 8.0%, compared to 8.4% for the nine months ended June 30, 2000. The weighted average outstanding debt was $610.5 million for the nine months ended June 30, 2001, compared to $514.3 million for the nine months ended June 30, 2000.

  Other non-operating expense was $114,000 for the nine months ended June 30, 2001, representing the disposal of assets. There was no non-operating expense for the same period in the prior year.

  The change in fair value of derivative instruments of $2.1 million was attributable to the decrease in the market value of derivative instruments held at June 30, 2001 of $3.7 million. This was offset by a reclassification of $1.6 million to accumulated other comprehensive loss. The Authority held no derivative instruments during the nine months ended June 30, 2000.

 Comparison of Operating Results for the Fiscal Years Ended September 30, 2000 and 1999

  Net revenues for fiscal year 2000 were $739.3 million, an increase of $70.6 million or 10.6% over fiscal year 1999 net revenues of $668.7 million. The earnings before interest, taxes, depreciation, amortization, pre-opening costs and management fees earned by TCA for the fiscal year ended September 30, 2000 increased $14.5 million or 6.0% to $254.0 million compared to $239.5 million in fiscal year 1999. Mohegan Sun achieved a fiscal year 2000 operating margin of 34.4% compared to a 35.8% operating margin during the fiscal year ended September 30, 1999. On October 13, 2000, the Authority announced that bingo operations would be converted into a 650-unit smoke-free slot area. As a result, the corresponding revenues, promotional allowances, expenses and interest income were consolidated in discontinued operations. See "Business-- Mohegan Sun."

  The Connecticut slot market grew at a rate of 8.5% from fiscal year 1999 to fiscal year 2000. The State of Connecticut reported a gross slot win of $1.3 billion and $1.2 billion for the fiscal years ended September 30, 2000 and 1999, respectively. Mohegan Sun exceeded the market's growth in slot win as it experienced a fiscal year 2000 increase in net slot revenues of 11.6% over the prior year. Slot revenues were $529.9 million and $474.9 million for the fiscal years ended September 30, 2000 and 1999, respectively. Net slot win per unit per day was $478 and $430 for the respective periods.

  Gaming revenues for fiscal year 2000 increased $68.5 million or 10.7% to $709.6 million compared to $641.1 million for the fiscal year 1999. The increase in gaming revenues was primarily due to an 11.6% growth in Mohegan Sun slot revenues. Membership in the Mohegan Sun Player's Club totaled approximately 1.4 million and approximately 1.2 million as of September 30, 2000 and 1999, respectively.

  For the fiscal year ended September 30, 2000, food and beverage revenues were $47.3 million, a decrease of $591,000 or 1.2% compared to the prior year. The decrease in revenues was attributable to reduced food servings and a patron shift in point redemption from the food and beverage products toward retail and gas products. Food and beverage revenues for the fiscal year ended September 30, 1999 were $47.9 million.

  Retail and other revenues were $52.4 million in fiscal year 2000, a growth of $15.9 million or 43.5% over fiscal year 1999. Retail and other revenues for the fiscal year ended September 30, 1999 were $36.5 million. This increase was attributed to increased utilization of retail complimentaries and the popularity of the Mohegan Sun gasoline and convenience center.

  Promotional allowances totaled $70.0 million for the fiscal year ended September 30, 2000, representing a $13.2 million or 23.3% increase over fiscal year 1999 promotional allowances of $56.8 million. The increase was attributable to an increase in the customer base as well as increased utilization of the Mohegan Sun Player's Club complimentary program. Additionally, promotional allowances as a percentage of gross revenue increased from 7.8% in fiscal year 1999 to 8.7% in fiscal year 2000.

  Total costs and expenses were $535.0 million for the fiscal year ended September 30, 2000, an increase of $22.8 million or 4.5% over the prior year's costs and expenses of $512.1 million. The increase in expenses was primarily a result of an 11.6% increase in gross revenues and pre-opening expenses related to Project Sunburst incurred during fiscal year 2000.

  Gaming costs and expenses were $307.2 million for fiscal year 2000, an increase of $33.7 million or 12.3% over gaming costs for fiscal year 1999 of $273.5 million. The Slot Win Contribution for the fiscal years ended September 30, 2000 and 1999 totaled $135.1 million and $121.1 million, respectively. The increase in the Slot Win Contribution was directly related to the increase in slot revenues.

  Food and beverage costs for fiscal year 2000 increased $1.5 million to $23.7 million or 6.9% over fiscal year 1999 food and beverage costs of $22.2 million. The increase was attributable to increased labor and benefit costs.

  Retail and other costs were $27.1 million for fiscal year 2000, an increase of $4.6 million or 20.2% over retail and other costs of $22.6 million for fiscal year 1999. The increase was primarily attributable to a full year of operations for the Mohegan Sun gasoline and convenience center, which opened in December 1998, as well as the increased utilization of the Mohegan Sun complimentary program in the retail outlets.

  General and administrative costs were $127.2 million and $110.9 million for fiscal years ended September 30, 2000 and 1999, respectively. The increase of $16.3 million or 14.7% was partially attributable to continued marketing campaigns associated with efforts to increase the frequency of patron visits. Of the $16.3 million increase, $3.5 million was associated with the Uncas Pavilion.

  Pre-opening costs were $5.3 million for the fiscal year ended September 30, 2000. Pre-opening costs are composed of labor and advertising costs associated with Project Sunburst. Mohegan Sun did not incur any pre-opening costs for the fiscal year ended September 30, 1999.

  Management fees earned by TCA totaled $13.6 million for the fiscal year ended September 30, 2000, a decrease of $45.9 million or 77.1% from management fees for fiscal year 1999 of $59.5 million. The decrease in management fees was a direct result of the termination of the Management Agreement on January 1, 2000.

  For the fiscal year ended September 30, 2000, depreciation and amortization increased $7.3 million to $30.7 million, an increase of 31.4% over depreciation and amortization for fiscal year 1999 of $23.4 million. The increase was primarily attributable to the $4.3 million amortization of the trademark asset and the increase in depreciation of newly acquired capital assets including the Riverview Garage and the Eagleview Center.

  Income from operations for the fiscal year ended September 30, 2000 totaled $204.3 million compared to $156.5 million in fiscal year 1999. The increase was primarily due to an increase in gaming revenues.

  For the fiscal year ended September 30, 2000, the relinquishment liability reassessment expense associated with the Relinquishment Agreement with TCA was $31.8 million, compared to $111.9 million in fiscal year 1999. The reassessment represents the impact of time on the value of money discounted to present value using the Authority's current risk-free rate of investment and an adjustment for the difference between forecasted and actual revenues. See Note 13 to the Authority's audited financial statements on page F-15 of this prospectus.

  Interest and other income was $13.5 million for the fiscal year ended September 30, 2000, an increase of $2.2 million over interest and other income of $11.3 million for fiscal year 1999. The increase in interest and other income was related to the investment of the remainder of the proceeds from the Authority's Senior Notes and Existing Senior Subordinated Notes issued on March 3, 1999. A portion of the financing was used to pay off existing debt and the remainder was invested to be used for construction of Project Sunburst. The Authority's treasury program requires investment in investment-grade commercial paper having maturities not more than six months from the date of acquisition. Weighted average invested cash was $171.3 million and $151.8 million for the fiscal years ended September 30, 2000 and 1999, respectively.

  Interest expense of $37.8 million for the fiscal year ended September 30, 2000 represents a decrease of $17.8 million or 32.0% over the prior year interest expense. The decrease was mainly attributable to the capitalization of $9.9 million in interest on the $200 million Senior Notes and the $300 million Existing Senior Subordinated Notes to Project Sunburst. The increase in debt was the result of the payoff of $175 million of the Authority's senior secured notes due 2002 (the "Senior Secured Notes"), the defeasance of $90 million of the Authority's subordinated financing from Sun International and Waterford Gaming L.L.C., which was in the form of notes (the "Subordinated Notes"), and the issuance of the $200 million Senior Notes and $300 million Existing Senior Subordinated Notes in March 1999. The weighted average interest rate was 8.39% and 10.45% for the fiscal years ended September 30, 2000 and 1999, respectively. The weighted average debt outstanding was $512.6 million and $435.1 million for the fiscal years ended September 30, 2000 and 1999, respectively.

  Other expense for the fiscal year ended September 30, 2000 was $1.5 million and was attributable to the disposal of assets having a net book value of $1.5 million. There were no costs attributed to other expense in fiscal year 1999.

  Loss from discontinued operations totaled $674,000 for the fiscal year ended September 30, 2000, a decrease of $138,000 or 17.0% over the loss from discontinued operations for the fiscal year ended September 30, 1999 of $812,000. The loss was the result of the decision of the Authority, in conjunction with the Tribe, to cease bingo operations in order to convert the floor space into a 650 unit smoke-free slot area.

  Net income for the fiscal year ended September 30, 2000 increased $184.9 million to $145.9 million. The increase in net income was primarily attributable to the decrease in the relinquishment liability reassessment expense from $111.9 million in fiscal year 1999 to $31.8 million in fiscal year 2000 and the increase in income from operations of $47.8 million over the prior year. Under the Relinquishment Agreement, the Authority agreed to pay to TCA 5% of gross revenues (as defined in the Relinquishment Agreement) generated from Mohegan Sun and the planned expansion, beginning January 1, 2000 and ending December 31, 2014 (see Note 13 to the Authority's audited financial statements on page F-15 of this prospectus). Net loss for fiscal year 1999 totaled $38.9 million, which was primarily attributable to the relinquishment liability reassessment expense of $111.9 million and the extraordinary item of $38.4 million relating to the early extinguishment of debt (see Note 14 to the Authority's audited financial statements on page F-16 of this prospectus).

 Comparison of Operating Results for the Fiscal Years Ended September 30, 1999 and 1998

  Net revenues for fiscal year 1999 increased $99.7 million or 17.5% to $668.7 million compared to $569.0 million for fiscal year 1998. The earnings before interest, taxes, depreciation, amortization and management fees for the year ended September 30, 1999 increased $38.8 million or 19.3% to $239.5 million compared to $200.7 million in fiscal year 1998. Mohegan Sun achieved a fiscal year 1999 operating margin of 35.8% compared to a 35.3% operating margin during the fiscal year ended September 30, 1998. As previously discussed, on October 13, 2000, the Authority announced that bingo operations would be converted into a 650-unit smoke-free slot area. As a result, the corresponding revenues, promotional allowances, expenses and interest income were consolidated in discontinued operations.

  The Connecticut slot market grew at a rate of 11.5% from fiscal year 1998 to fiscal year 1999. The State of Connecticut reported a gross slot win of $1.2 billion and $1.1 billion for the fiscal years ended September 30, 1999 and 1998, respectively. Mohegan Sun exceeded the market's growth in slot win as it experienced a fiscal year 1999 increase in net slot revenues of 19.8% over the prior year. Slot revenues were $474.9 million and $396.3 million for the fiscal years 1999 and 1998, respectively. Net slot win per unit per day was $430 and $361 for the respective periods.

  Gaming revenues for fiscal year 1999 increased $97.2 million or 17.9% to $641.1 million compared to $543.9 million for fiscal year ended September 30, 1998. The increase in gaming revenues was primarily due to a 19.8% growth in Mohegan Sun slot revenues. Membership in the Mohegan Sun Player's Club increased by almost 300,000 to 1.2 million as of September 30, 1999.

  For the fiscal year ended September 30, 1999, food and beverage revenues were $47.9 million, a growth of $3.5 million or 7.9% over food and beverage revenues for the fiscal year ended September 30, 1998 of $44.4 million. The increase was attributable to an increase in patronage, combined with an increase in average food check.

  Retail and other revenues were $36.5 million, a growth of $13.3 million or 57.3% over retail and other revenues for the fiscal year 1998 of $23.2 million. This increase was attributed to increased utilization of complimentaries and the opening of the Mohegan Sun gasoline and convenience center in December 1998.

  Promotional allowances totaled $56.8 million for the fiscal year ended September 30, 1999, representing a $14.3 million or 33.7% increase over fiscal year 1998 promotional allowances of $42.5 million. The increase was attributable to an increase in the number of customers as well as an increased utilization of the Mohegan Sun Player's Club complimentary program. Additionally, promotional allowances as a percentage of gross revenue increased from 7.0% in fiscal year 1998 to 7.8% in fiscal year 1999.

  Total costs and expenses were $512.1 million for the fiscal year ended September 30, 1999, an increase of $78.9 million or 18.2% over the prior year's total costs and expenses of $433.3 million. The increase in expenses was primarily a result of an 18.7% increase in gross revenues.

  Gaming costs and expenses were $273.5 million for fiscal year 1999, an increase of $44.9 million or 19.7% over gaming costs for fiscal year 1998 of $228.5 million. The Slot Win Contribution for the fiscal years ended September 30, 1999 and 1998 totaled $121.1 million and $102.3 million, respectively. The increase in Slot Win Contribution was directly related to the increase in slot revenues.

  Food and beverage costs were $22.2 million for fiscal year 1999 compared to $22.0 million in fiscal year 1998. The increase was attributable to increased volumes in food and beverage sales, partially offset by savings gained through operational efficiencies.

  Retail and other costs were $22.6 million for fiscal year 1999, an increase of $1.4 million or 6.6% over retail and other costs of $21.2 million for fiscal year 1998. The increase was primarily attributable to the opening of the Mohegan Sun gasoline and convenience center in December 1998, as well as the continued utilization of the Mohegan Sun complimentary program in the retail outlets.

  General and administrative costs were $110.9 million and $96.6 million for the fiscal years ended September 30, 1999 and 1998, respectively. The increase of $14.3 million or 14.8% was partially attributable to continued marketing campaigns associated with efforts to increase the frequency of patron visits.

  Management fees earned by TCA totaled $59.5 million for the fiscal year ended September 30, 1999, an increase of $12.1 million or 25.5% over management fees for fiscal year 1998 of $47.4 million. The increase in management fees was a direct result of the increase in net income before management fees and extraordinary items.

  For the fiscal year ended September 30, 1999, depreciation and amortization increased $5.9 million to $23.4 million, an increase of 33.5% over depreciation and amortization for fiscal year 1998 of $17.5 million. The increase was primarily attributable to the $2.6 million amortization of the trademark asset and the increase in depreciation of newly acquired capital assets utilized in the racebook facility and the Mohegan Sun gasoline and convenience center.

  Income from operations for the fiscal year ended September 30, 1999 totaled $156.5 million, compared to $135.7 million for fiscal year 1998. The increase was primarily due to an increase in gaming revenues.

  For the fiscal year ended September 30, 1999, the relinquishment liability associated with the Relinquishment Agreement with TCA was reassessed to $661.0 million, an increase of $111.9 million. The reassessment was based on the change in forecasted incremental revenues through December 31, 2014 discounted to present value using the Authority's current risk-free rate of return. See
Note 13 to the Authority's audited financial statements on page F-15 of this prospectus.

  Interest and other income was $11.3 million for the fiscal year ended September 30, 1999, an increase of $8.6 million over interest and other income for fiscal year 1998 of $2.6 million. The increase in interest and other income was related to the investment of a portion of the proceeds from the Authority's Senior Notes and

Existing Senior Subordinated Notes issued on March 3, 1999, partially offset by the extinguishment of the reserve trust accounts required under the prior financing arrangement. A portion of the financing was used to pay off existing debt and the remainder was temporarily invested and then used for construction of Project Sunburst. The Authority's treasury program required investment in investment-grade commercial paper having maturities not more than six months from the date of acquisition. Weighted average invested cash was $151.8 million and $9.7 million for the fiscal years ended September 30, 1999 and 1998, respectively.

  Interest expense of $55.6 million for the fiscal year ended September 30, 1999 represents an increase of $5.4 million or 10.8% over prior year's interest expense. The increase was mainly attributable to the amount of weighted average debt outstanding, which increased from $293.5 million at September 30, 1998 to $435.1 million at September 30, 1999. The increase in debt was the result of the payoff of $175 million of the Senior Secured Notes, and the issuance of the Senior Notes and Existing Senior Subordinated Notes in March 1999. The weighted average interest rate was 10.45% and 15.33% for the fiscal years ended September 30, 1999 and 1998, respectively.

  Loss from discontinued operations totaled $812,000 for the fiscal year ended September 30, 1999, an increase of $243,000 or 42.7% over the loss from discontinued operations for fiscal year 1998 of $569,000. The loss was the result of the decision of the Authority made on October 13, 2000 to cease bingo operations to make room for a smoke-free slot area.

  Extraordinary items for fiscal year 1999 of $38.4 million included a loss on the early extinguishment of debt of $33.7 million due to the tender of $175 million of the Senior Secured Notes on March 3, 1999, and the write-off of associated financing fees of $5.2 million. Also included was a $500,000 extraordinary gain for the forgiveness of debt associated with the defeasance of the Subordinated Notes. Extraordinary items for the fiscal year ended September 30, 1998 totaled $419.5 million, consisting of $332,000 for the early extinguishment of the debt and $419.1 million related to the Relinquishment Agreement. See Notes 8 and 13 to the Authority's audited financial statements on page F-9 and F-15, respectively, of this prospectus.

  Net loss for the fiscal year ended September 30, 1999 totaled $38.9 million, which was primarily attributable to the relinquishment liability reassessment expense of $111.9 million related to the Relinquishment Agreement with TCA. Under this Relinquishment Agreement, the Authority agreed to pay to TCA 5% of gross revenues (as defined in the Relinquishment Agreement) generated from Mohegan Sun and the planned expansion, beginning January 1, 2000 and ending December 31, 2014 (see Note 13 to the Authority's audited financial statements on page F-15 of this prospectus). Net loss for fiscal year 1998 totaled $331.9 million, which was primarily attributable to the relinquishment liability reassessment expense of $419.1 million.

Liquidity, Capital Resources and Capital Spending

 Cash and Available Borrowings

  As of June 30, 2001, the Authority held cash and cash equivalents of $76.2 million. Cash provided by operating activities was $163.8 million for the nine months ended June 30, 2001 compared to cash provided by operating activities of $126.4 million for the same period in the prior year. As of September 30, 2000, 1999 and 1998, the Authority held cash and cash equivalents of $115.7 million, $276.6 million and $110.7 million, respectively. Cash provided by operating activities for the fiscal year ended September 30, 2000 was $218.2 million, compared with $144.7 million and $131.5 million for the fiscal years ended September 30, 1999 and 1998, respectively. During fiscal year 2001, the Authority has drawn $274.0 million from the Bank Credit Facility. During fiscal year 2000, the Authority tendered for and repaid the $90.0 million principal amount of the Subordinated Notes using the funds in the defeasance trust that was established in fiscal year 1999, for a total cost of $140.3 million, including all accrued and deferred interest on December 30, 1999.

  On March 3, 1999, the Authority entered into a syndicated $425.0 million Bank Credit Facility maturing in March 2004. In November 2000, the Authority exercised its right to arrange for increases in the Bank Credit

Facility to an aggregate amount of $500.0 million. At the Authority's option, each advance of loan proceeds will accrue interest on the basis of a base rate or on the basis of a one-month, two-month, three-month or six-month London Inter-Bank Offered Rate ("LIBOR") plus, in either case, the applicable spread (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). The applicable spread on a base rate loan as of June 30, 2001 was 0.38%. One-month LIBOR as of June 30, 2001 was 3.86% and the applicable spread on a LIBOR loan was 1.63%. Interest on each LIBOR loan that is for a term of three months or less is due and payable on the last day of the related interest period. Interest on each LIBOR loan that is for a term of more than three months is due and payable on the date which is three months after the date such LIBOR loan was made, every three months thereafter and; in any event, on the last day of the related interest period. Interest on each base rate loan is due and payable quarterly in arrears. Pursuant to the terms of the Bank Credit Facility, the maximum amount that may be borrowed under the Bank Credit Facility will be automatically reduced by $50 million as of the earlier of March 31, 2002 or the last day of the first full fiscal quarter following the completion date of Project Sunburst and by an additional $50 million on the last day of each fiscal quarter thereafter. As of June 30, 2001, there was $274.0 million outstanding on the Bank Credit Facility. The Authority draws on the Bank Credit Facility primarily in connection with Project Sunburst. On July 30, 2001 the Authority paid down $90.0 million on the Bank Credit Facility. The Authority anticipates that the net amount outstanding under the Bank Credit Facility will total $285.2 million for the fiscal year ended September 30, 2001. The Authority has entered into hedging transactions effective October 1, 2000 and January 2, 2001, to mitigate against its exposure to interest rate fluctuations on the Bank Credit Facility. (See Note 8 to the Authority's audited financial statements on page F-9 and Note 3 to the Authority's unaudited financial statements on page F-23 of this prospectus.)

  In addition to the financing provided by the Senior Notes, Existing Senior Subordinated Notes, outstanding notes and the Bank Credit Facility, the Tribe has set aside, with a trustee, a $40.0 million, fully-funded construction reserve account that may be used to pay costs in excess of the Project Sunburst budget.

 Capital Expenditures

  The Authority's capital spending has increased significantly with the commencement of the Project Sunburst expansion. Capital expenditures totaled $404.1 million, including capitalized interest, for the nine months ended June 30, 2001 versus $150.7 million for the same period in the prior year. Capital expenditures totaled $288.3 million for the fiscal year ended September 30, 2000, versus $62.7 million and $32.7 million for the fiscal years ended September 30, 1999 and 1998, respectively. Project Sunburst construction costs of $351.1 million, excluding $18.2 million of capitalized interest, were expended during the nine months ended June 30, 2001. Project Sunburst construction costs, including capitalized interest, totaled $275.3 million through September 30, 2000, of which $237.9 million was expended in fiscal year 2000 and $37.4 million was expended in prior periods. Initial components of Project Sunburst including the Casino of the Sky, the Mohegan Sun Arena and the Shops at Mohegan Sun are expected to open in late September 2001. The remaining components of Project Sunburst including the convention space and a majority of the 1,200 rooms of the hotel are expected to open in April 2002. Property maintenance capital expenditures for furniture, fixtures and equipment totaled $14.8 million and $11.5 million for the nine months ended June 30, 2001 and 2000, respectively, and $19.5 million, $11.2 million and $24.0 million for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. The $24.0 million expended in fiscal year 1998 included the buyout of $15.2 million in operating leases. Expenditures for the Eagleview employee parking center ("Employee Parking Center") totaled $24.9 million of which $1.2 million was spent during nine months ended June 30, 2001 and $13.9 million was spent during the fiscal year ended September 30, 2000. Expenditures by the Authority on the property's utility enhancements have totaled $23.7 million, of which $6.7 million was spent during the nine months ended June 30, 2001 and $17.0 million was spent during the fiscal year ended September 30, 2000. Expenditures by the Authority for the construction of the Hall of the Lost Tribes, the new 637-unit smoke-free slot area which opened on April 18, 2001, were $12.1 million through June 30, 2001 and will total $18 million after all construction invoices are approved and paid, which will be $2.0 million below the $20.0 million original budget amount. The Authority did not have any expenditures for the construction of the Hall of the Lost Tribes for the fiscal year ended September 30, 2000.

  Cumulative Project Sunburst construction costs totaled $616.0 million, excluding capitalized interest of $28.6 million, through June 30, 2001. For the remainder of fiscal year 2001, based on TCA estimates, the Authority anticipates Project Sunburst spending will total $158.5 million, excluding capitalized interest.

  For fiscal year 2001, the Authority expects capital expenditures to total approximately $25.0 million on facility improvements and maintenance capital expenditures, $509.6 million, excluding capitalized interest, on Project Sunburst construction, $1.0 million on an employee day care center, $8.0 million on an additional patron parking garage and $18.0 million on the Hall of the Lost Tribes.

  The Authority commenced construction of an electrical and water system infrastructure ("infrastructure improvements"), estimated to cost $35.0 million, that will service Mohegan Sun and other facilities. Such infrastructure improvements will handle the increased utility demands of the expanded facility that are attributable to the Project Sunburst expansion. The infrastructure improvements were funded by the Authority and are expected to be completed concurrent with the opening of Project Sunburst. As of June 30, 2001, cumulative infrastructure improvements totaled approximately $23.7 million. The infrastructure improvements spending for the final three months of fiscal year 2001 is anticipated to be $11.3 million.

  The Authority, in conjunction with the Project Sunburst expansion, commenced construction on the Employee Parking Center in March 1999. The Employee Parking Center includes 2,700 parking spaces and amenities such as a dry cleaning service, on-site banking, an employee computer/training center and a 15,000 square foot exercise facility. A portion of the Employee Parking Center opened in June 2000 with the remainder opening in January 2001. The Employee Parking Center was completed for a total cost of $24.9 million.

  The Tribe commenced construction of a public safety facility within the Eagleview Complex that will service the Mohegan Reservation, including Mohegan Sun. The Authority initially funded the construction and was subsequently reimbursed by the Tribe. The total cost of the public safety facility is anticipated to be $6.6 million. As of June 30, 2001, the Authority has expended $6.5 million of such costs. The Authority has also initially funded other Tribal projects, including the construction of a temporary Tribal office, construction of roads and improvements made to the Town of Montville's wastewater collection and treatment facilities. The total amount incurred by the Authority for these projects, including the public safety spaces referred to above, is $42.2 million. As of June 30, 2001, $16.3 million had been reimbursed by the Tribe, and $25.9 million was reflected in amounts due from Tribe in the Authority's balance sheet as of June 30, 2001 for these projects. The due from Tribe amount on that balance sheet also included $1.7 million of operational receivables. On August 8, 2001, the Tribe reimbursed the Authority $27.6 million for the advances related to the construction and improvement projects and other various operating expenses.

  In September 1998, the Authority introduced a racebook facility as an additional gaming amenity. This 9,000 square foot facility features horse racing from the New York Racing Association circuit as well as greyhound racing and jai alai from throughout the United States. The racebook facility features 218 seats with individual television monitors and computerized self-service betting capabilities. Expenditures associated with the racebook facility totaled $5.2 million, of which $1.3 million was expended in fiscal year 1999 and $3.9 million was expended in fiscal year 1998.

  The Authority opened the 4,000 square foot Mohegan Sun gasoline and convenience center on December 7, 1998. The facility consists of 16 gasoline pumps, one diesel fuel pump and a convenience store that offers baked goods and retail items. The total cost of the facility was $5.8 million, $2.8 million of which was expended in the fiscal year ended September 30, 1998. The remaining $3.0 million in expenditures were expended during the fiscal year ended September 30, 1999. Both the Mohegan Sun gasoline and convenience center and racebook facility were financed through equipment leasing and internally generated funds.

  During the fiscal year ended September 30, 1998, Mohegan Sun underwent a renovation of its winter entrance of the casino and retail area. Renovations to the winter entrance totaled $1.7 million and $0.3 million for the fiscal years ended September 30, 1998 and 1999, respectively, and were financed through internally generated funds.

  During fiscal year 1998, the Authority entered into a development agreement with TCA for Project Sunburst ("Development Agreement"). Under the Development Agreement, TCA agreed to oversee the planning, design and construction of the expansion at Mohegan Sun and receive a development fee of $14.0 million for such services. As of June 30, 2001, TCA has earned $9.3 million of the development fee of which $7.1 million has been paid. See "Description of Material Agreements--Development Agreement."

 Relinquishment Agreement

  Under the terms of the Relinquishment Agreement, TCA continued to manage the existing property under the Management Agreement through December 31, 1999. On January 1, 2000, the Management Agreement terminated, and the Authority assumed day-to-day management of Mohegan Sun. The Authority, as a result of the termination of the Management Agreement, has agreed to pay to TCA 5% of gross revenues (as defined in the Relinquishment Agreement) generated from Mohegan Sun beginning January 1, 2000 and ending December 31, 2014. We refer to these payments as the relinquishment payments. The present value of this liability is estimated to be $673.6 million as of June 30, 2001 and was estimated to be $672.9 million as of September 30, 2000, an increase of $11.8 million over the $661.1 million liability recognized as of September 30, 1999. The relinquishment liability is reassessed periodically to account for increases in projected revenues and the impact on the time value of money due to the passage of time. The Authority has capitalized $130.0 million of the relinquishment liability associated with the trademark value of the Mohegan Sun brand name. As of September 30, 2000, the Authority paid $19.9 million in relinquishment payments. Of the $19.9 million in relinquishment payments, 50% are related to Senior Relinquishment Payments and 50% are related to Junior Relinquishment Payments. In October 2000, the Authority paid $5.5 million in Senior Relinquishment Payments. On January 25, 2001, the Authority paid $5.1 million in Senior Relinquishment payments and $10.5 million in Junior Relinquishment Payments. On April 25, 2001, the Authority paid $5.1 million in Senior Relinquishment Payments. On July 25, 2001, the Authority paid $5.5 million in Senior Relinquishment payments and $10.6 million in Junior Relinquishment Payments. See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates."

 Distributions to the Tribe

  During the nine months ended June 30, 2001 and 2000, the Authority distributed $40.0 million and $32.2 million, respectively, to the Tribe.

  During fiscal years 2000, 1999 and 1998, the Authority, subsequent to meeting its operating expenses and required deposits to reserve funds under the indenture for the Senior Secured Notes, distributed a total of $50.0 million, $138.4 million and $69.2 million, respectively, to the Tribe. As required under the indenture for the Senior Secured Notes, the Authority made excess cash purchase offers of $51.2 million and $29.1 million to all holders of the Senior Secured Notes in January 1999 and 1998, respectively. The holders of the Senior Secured Notes rejected the offers, which were subsequently offered to the holders of the Authority's Subordinated Notes. The holders of the Subordinated Notes also rejected the offers. The funds from the excess cash purchase offers of $51.2 million and $29.1 million were distributed to the Tribe in February 1999 and April 1998, respectively. In fiscal year 1999, the $51.2 million was subsequently returned to the Authority by the Tribe as a capital contribution to partially finance Project Sunburst. The release of restricted cash of $45.9 million upon the tender of the Senior Secured Notes was also distributed to the Tribe, and subsequently returned as a capital contribution towards Project Sunburst.

 Debt Service Costs

  On January 1 and July 1, 2000, the Authority made interest payments of $8.1 million and $13.1 million each to the holders of the $200 million Senior Notes and $300 million Existing Senior Subordinated Notes, respectively. On each of November 15, 1998, May 15, 1998 and November 15, 1997, the Authority made interest payments of $11.8 million each to the holders of the Senior Secured Notes. On the same dates, the Authority made cash flow participation interest payments of $5.8 million, $4.2 million and $4.1 million, respectively, to the holders of the Senior Secured Notes. In March 1999, the Authority redeemed the Senior

Secured Notes for $220.0 million, including accrued interest of $11.3 million and a tender premium of $33.7 million. There were no cash interest payment requirements on the Subordinated Notes as interest was accrued and deferred until the payoff date. In March 1999, the Authority established a defeasance trust of $135.5 million in conjunction with the defeasance of the Subordinated Notes, which fully satisfied the principal and accrued interest due on the Subordinated Notes on January 1, 2000, the first permitted redemption date. The total tender of the Subordinated Notes was $140.3 million, including all accrued and deferred interest on December 30, 1999, two days prior to the redemption date for year 2000 contingency purposes.

 Sufficiency of Resources

  The Authority believes that existing cash balances, financing arrangements and operating cash flow will provide the Authority with sufficient resources to meet its existing debt service obligations, relinquishment payments, distributions to the Tribe and foreseeable capital expenditure requirements with respect to current operations and Project Sunburst for at least the next 12 months.

New Accounting Pronouncements

  In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement revises the accounting for derivative financial instruments. The Authority adopted SFAS No. 133 on October 1, 2000. The impact of the adoption is not expected to have a material impact on the Authority's financial position or results of operations.

  In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," which revises the accounting for start-up costs and will require the expensing of certain costs which the Authority has historically capitalized. The Authority has adopted SOP 98-5 and has recognized its impact as pre-opening costs in its Statement of Income (Loss).

Impact of Inflation

  Absent changes in competitive and economic conditions or in specific prices affecting the hotel and casino industry, the Authority does not expect that inflation will have a significant impact on its operations. Changes in specific prices, such as fuel and transportation prices, relative to the general rate of inflation may have a material adverse effect on the hotel and casino industry in general.

Quantitative and Qualitative Disclosure of Market Risk

  The Authority is exposed to inherent market risk on the following:

  At the Authority's option, Bank Credit Facility interest will accrue on the basis of a base rate formula or a LIBOR-based formula, plus applicable spreads. As of June 30, 2001, the Authority has drawn $274.0 million on the Bank Credit Facility. On July 30, 2001, the Authority paid down $90.0 million on the Bank Credit Facility.

  The Authority uses derivative instruments, including interest rate caps, collars and swaps in its strategy to manage interest rate risk associated with the variable interest rate on the Bank Credit Facility. The Authority's objective in managing interest rate risk is to ensure the Authority has appropriate income and sufficient liquidity to meet its obligations. The Authority does not believe that there is any material risk of exposure with respect to derivative or other financial instruments. The Authority continually monitors these exposures and makes the appropriate adjustments to manage these risks within management's established limits.

  The Authority analyzes interest rate risk using various models that forecast cash flows of the liabilities and their supporting assets, including derivative instruments.

  The Authority is considered an "end user" of derivative instruments and engages in derivative transactions for risk management purposes only. On October 1, 2000 the Authority adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," designated all derivative instruments as cash flow hedging instruments and marked them to market. The impact of the adoption of SFAS No. 133 was not material to the financial position of the Authority taken as a whole. The Authority excludes the change in time value when assessing the effectiveness of the hedging relationships. All derivatives are evaluated quarterly and were deemed to be effective at June 30, 2001.

  Derivative instruments held by the Authority at June 30, 2001 are as follows:

                         Effective Date   Maturity Date   Notional     Cost     Market
                         --------------- --------------- ----------- -------- -----------
Interest Rate Cap
  Strike Rate--8%....... October 1, 2000 October 1, 2003 $39,621,200 $410,000 $     3,000
Interest Rate Collar
  Ceiling Strike Rate--
   8%
  Floor Strike Rate--6%. January 2, 2001   March 1, 2004  25,704,800  295,000  (1,732,268)
Interest Rate Swap
  Pay fixed--6.35%
  Receive Variable...... January 2, 2001   March 1, 2004  12,852,400  221,000  (1,003,760)
                                                         ----------- -------- -----------
    Total............................................... $78,178,400 $926,000 $(2,733,028)
                                                         =========== ======== ===========

  All derivative instruments are based upon one-month LIBOR, which was 3.86% on June 30, 2001.

                                    BUSINESS

Overview

  The Authority owns and operates Mohegan Sun, a full-service gaming and entertainment complex on a 240-acre site overlooking the Thames River on the Tribe's reservation in southeastern Connecticut. The Authority has entered into a land lease with the Tribe whereby the Tribe leases to the Authority the site on which Mohegan Sun is located. Mohegan Sun opened in October 1996 at a total cost of approximately $303 million. Mohegan Sun is one of two legally authorized gaming operations in New England offering both traditional slot machines and table games.

Mohegan Sun

  Mohegan Sun currently operates in a 634,500 square foot facility which conveys a historical northeastern Indian theme through architectural features and the use of natural design elements such as timber, stone and water. It is comprised of four quadrants, each of which has its own unique entrance and reflects a separate seasonal theme--winter, spring, summer and fall-- emphasizing the importance of the seasonal changes to Mohegan Tribal life.

  Mohegan Sun currently has approximately 176,500 square feet of gaming space, 3,665 slot machines, 153 table games (including blackjack, roulette, craps, baccarat, Spanish 21 and let it ride), 42 poker tables and a 9,000 square foot simulcasting racebook facility. On April 18, 2001, the Hall of the Lost Tribes smoke-free gaming venue opened featuring 637 slot machines, quick-service food and beverage concessions, and a new cocktail bar with video poker. Mohegan Sun's food and beverage amenities include a 680-seat buffet, three full-service themed fine-dining restaurants, a 24-hour coffee shop, a New York style delicatessen, a ten-station food court featuring international and domestic cuisine, and multiple service bars for a total of 1,888 restaurant seats. The 350-seat, 10,000 square foot Wolf Den Lounge located in the center of the casino hosts musical entertainment seven days a week. Larger events are currently held in the Uncas Pavilion, a temporary structure constructed on the grounds of the casino (which will be replaced by the Mohegan Sun Arena), including entertainment and casino marketing activities. Eight retail shops covering 5,476 square feet of space provide shopping opportunities ranging from Mohegan Sun souvenirs to clothing to cigars. For non-gaming entertainment, Mohegan Sun also offers an arcade-type recreation area and a child care facility operated by New Horizons Kids Quest, Inc. The Authority operates a 4,000 square foot, 16-pump gasoline and convenience center. Mohegan Sun has parking spaces for 7,500 guests and for 3,075 employees.

  In connection with construction of the Hall of the Lost Tribes, the Authority discontinued certain bingo operations to provide the necessary floor space for the new gaming venue. Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the financial statements of the Authority have been restated to reflect the disposition of bingo operations as discontinued operations. Accordingly, the revenues, costs and expenses of the bingo operation have been excluded from the captions in the Statements of Income (Loss) and have been reported as "Loss from discontinued operations." See "Selected Financial Data" and the Authority's financial statements and the related notes beginning on page F-1.

  As of June 30, 2001, Mohegan Sun employed approximately 5,780 full-time employees and 575 seasonal and part-time employees. Pursuant to the Tribal Employment Rights Ordinance, when recruiting and hiring personnel, except with respect to key personnel, Mohegan Sun is obligated to give preference to Native Americans. See "Certain Relationships and Related Transactions." In addition, when staffing the operations of the Project Sunburst expansion, the Development Agreement requires TCA to give hiring and recruiting preferences, first to qualified members of the Tribe (and their spouses and children) and then to enrolled members of other federally recognized Indian tribes. See "Description of Material Agreements--Development Agreement--Engagement of Certified Entities; Staffing the Expansion."

  The Authority believes ease of access is one of the important factors that differentiate Mohegan Sun from its local competition. Mohegan Sun is located approximately one mile from the interchange of Interstate 395 and Route 2A in Uncasville, Connecticut. The Authority constructed a four-lane access road and entrance/exit ramps off of Route 2A, giving guests direct access to Interstate 395 and Interstate 95, the main highways connecting Boston, Providence and New York City.

  The Authority's Management Board has appointed an independent Director of Regulation to be responsible for the regulation of gaming activities at Mohegan Sun. The Director of Regulation serves at the will of the Management Board and ensures the integrity of the gaming operation through the promulgation and enforcement of appropriate regulations. The Director of Regulation and his staff are also responsible for performing background investigations and licensing of non-gaming employees as well as vendors seeking to provide non-gaming products or services within the casino. Pursuant to the gaming compact with the State of Connecticut, the State is responsible for performing background investigations and licensing of gaming employees as well as vendors seeking to provide gaming products or services within the casino.

  The gaming industry in Connecticut experiences seasonal fluctuations. Mohegan Sun experiences its heaviest gaming activity during the period from July through October.

Strategy

  The Authority's overall strategy is to profit from expanding demand in the gaming market in the northeastern United States. Mohegan Sun's initial success has resulted primarily from guests living within 100 miles of Mohegan Sun. Based upon Mohegan Sun's results and experience to date, we believe the gaming market in the northeastern United States is strong and that there is significant demand for additional amenities. The Authority expects to develop Mohegan Sun into a full-scale entertainment and destination resort and believes that this will increase the number of guests and lengthen their stays at Mohegan Sun. Specifically, the Authority is currently engaged in a major expansion of Mohegan Sun, Project Sunburst, including the addition of a luxury hotel, increased gaming and retail space, a convention center and an entertainment arena. By providing Mohegan Sun with additional capacity and the ability to capture a share of the overnight market, the Authority believes Mohegan Sun's market penetration will expand. The Authority believes that Project Sunburst will create a long-term competitive advantage for Mohegan Sun in the gaming market in the northeastern United States. See "--Market" and "-- Competition from Other Gaming Operations."

Project Sunburst

  Project Sunburst is expected to include approximately 115,000 square feet of additional gaming space in the new "Casino of the Sky," which will offer approximately 2,550 slot machines and 80 table games. Project Sunburst will also feature a 1,200 room luxury hotel, approximately 100,000 square feet of convention space, the Mohegan Sun Arena with seating for up to 10,000, approximately 2,575 additional guest parking spaces, approximately 37 retail stores such as Brookstone, Discovery Channel and Lux, Bond and Green, seven full service restaurants including Todd English's Tuscany, Michael Jordan--The Steak House, Michael Jordan's 23, Jasper White's Summer Shack, Big Bubba's BBQ, Johnny Rockets and seven quick service food outlets. The Casino of the Sky, Shops at Mohegan Sun and Mohegan Sun Arena are expected to open in late September 2001. The luxury hotel and convention space are expected to open in April 2002.

  On October 13, 2000, the Tribal Council approved a formal resolution increasing the expansion budget to $960.0 million (excluding capitalized interest), from $800.0 million. The Project Sunburst budget was increased to $960.0 million for three reasons:

  (1) enhancements in project scope such as an increase in the number of slot machines from 2,000 to approximately 2,550;

  (2)  quality improvements to the hotel and public areas; and

  (3) expected increases in Project Sunburst labor costs because of the extremely competitive nature of the construction labor market in the northeastern United States.

  The increase in the Project Sunburst budget will be funded by the Authority's outstanding notes and by internally generated funds. In addition to the financing provided by the outstanding notes, the Senior Notes, the Existing Senior Subordinated Notes and the Bank Credit Facility, the Tribe has set aside, with a trustee, a $40.0 million, fully funded construction reserve account that may be used to pay costs in excess of the approved Project Sunburst budget.

  The following is a summary of some of the attributes of Mohegan Sun before and after expansion:

                          Casino                                           Retail           Convention  Guest
                           Space     Slot   Table Poker  Restaurant Hotel   Space    Event    Space    Parking
                         (sq. ft.) Machines Games Tables   Seats    Rooms (sq. ft.) Seating (sq. ft.)  Spaces
                         --------- -------- ----- ------ ---------- ----- --------- ------- ---------- -------
Resort before expansion
 (June 30, 2001)(1).....  176,500   3,665    153    42     1,888        0    5,476   4,665         0    7,500
Resort after expansion
 (estimated)(2).........  291,500   6,241    233    42     4,000    1,200  135,476  10,000   100,000   10,075

--------
(1) These figures include the effect of the establishment of the 4,665-seat Uncas Pavilion and the effect of the opening of the Hall of the Lost Tribes smoke-free gaming venue which added an additional 637 slot machines. The Uncas Pavilion will not be used upon the opening of the Project Sunburst facilities.

(2) These figures do not include 2,700 additional parking spaces associated with the construction of the Indian Summer Parking Garage which is projected to be opened in the spring of 2002.

  We continue to believe that the market favors expansion now for three reasons:

  (1) unsatisfied current patron demand for gaming space at the existing facility;

  (2)  growth of the gaming market in the northeastern United States; and

  (3) length of stay data indicating the need for a hotel and other amenities.

  We believe that Project Sunburst will continue to attract a significant number of guests to the facility, particularly during midweek periods. When completed, we believe the patron length of stay will increase, as well as the average spending per guest.

Market

  Mohegan Sun and the Foxwoods Resort Casino ("Foxwoods") are the only two legally authorized gaming operations offering both traditional slot machines and table games in the northeastern United States outside of Atlantic City, New Jersey, which is approximately 260 miles from Mohegan Sun. Foxwoods, operated by the Mashantucket Pequot Tribe under a separate gaming compact with the State of Connecticut, is located approximately 10 miles from Mohegan Sun and is currently the largest gaming facility in the United States in terms of total gaming positions. Based on the size and success of Foxwoods and the rapid growth of Mohegan Sun, the Authority believes that the gaming market in the northeastern United States remains underserved. See "--Competition from Other Gaming Operations."

  Mohegan Sun frequently operates at capacity on weekends. The addition of new gaming space will accommodate more of this weekend demand. The Authority estimates that the current average length of time that guests spend at Mohegan Sun is approximately 130 minutes. The Authority believes that the addition of a large hotel as well as convention and entertainment amenities will increase the average length of time guests spend at Mohegan Sun.

  In the past, the Authority has marketed primarily to guests living within 100 miles of Mohegan Sun. This excludes much of the New York City metropolitan area. The Authority began a substantial marketing effort in 1999 to access a wider market, including the New York City metropolitan area. As a result of this marketing effort, the number of guests from New York State has grown 11% from fiscal year 1999 as measured by

Mohegan Sun's guest database. The Authority believes that the majority of this increase can be attributed to guests residing within the New York City metropolitan area and that the New York City market shows significant potential for additional growth. The Authority believes that the expansion, particularly the addition of a large hotel, should draw a significant number of additional customers from the New York City metropolitan area and other more distant markets.

Competition from Other Gaming Operations

  The gaming industry is highly competitive. Mohegan Sun currently competes primarily with Foxwoods and, to a lesser extent, with casinos in Atlantic City, New Jersey. Foxwoods offers a number of amenities that Mohegan Sun does not currently have, including hotel accommodations, extensive retail shopping and more expansive non-gaming entertainment offerings. Foxwoods has been in operation for approximately nine years and may have greater financial resources and greater operating experience than the Authority or the Tribe.

  Upon completion of the Project Sunburst expansion, the Authority will broaden Mohegan Sun's target market beyond day-trip customers to include guests making overnight stays at the resort. This means that Mohegan Sun will begin to compete more directly for customers with casinos in Atlantic City, New Jersey and, to a lesser extent, gaming resorts such as those on the Gulf Coast of Mississippi and Las Vegas, Nevada. Many of these casinos and other resorts have greater resources and greater name recognition than Mohegan Sun.

  Under current law, outside of Atlantic City, New Jersey, casino gaming in the northeastern United States may be conducted only by federally recognized Indian tribes operating under federal Indian gaming law or on cruise ships in international waters. A number of states, including Connecticut, Massachusetts and New York, have also considered legalizing casino gaming by non-Indians in one or more locations. The Tribe cannot predict whether any of these individual groups or other efforts to legalize casino gaming will be successful in establishing gaming operations, and if established, whether such gaming operations will have a material adverse effect on the Authority's operations and its ability to meet its obligations regarding the exchange notes.

  The following is an assessment of the competitive prospects in Connecticut and the northeastern United States.

 Connecticut

  Currently, only the Tribe and the Mashantucket Pequot Tribe are authorized to conduct casino gaming in Connecticut. As required by their state gaming compacts, the Tribe and the Mashantucket Pequot Tribe make monthly payments to the State of Connecticut based on a portion of the revenues from their slot machines. Together, these payments totaled over $243.4 million for the nine months ended June 30, 2001, of which the Authority contributed $104.4 million. These payments are linked to an exclusivity clause in a memorandum of understanding between the Tribe and the State of Connecticut and will terminate if Connecticut permits other gaming operations (except those consented to by the Tribe and the Mashantucket Pequot Tribe) to operate with slot machines or other commercial casino table games within the state. See "Description of Material Agreements--Gaming Compact with the State of Connecticut."

  Currently, numerous groups in Connecticut are attempting to gain federal recognition, a lengthy process managed by the Bureau of Indian Affairs (the "BIA"). At least five groups recognized by the State of Connecticut as Indian tribes have filed a letter of intent to petition the BIA for federal recognition. Currently, though, only four of these groups are being actively considered by the BIA:

  . Schaghticoke Tribe of Kent, Connecticut--a federal district court has recently ruled that the BIA must issue a final decision on federal recognition of this group by June 2003.

  . Golden Hill Paugussett Tribe of Trumbull, Connecticut--a petition is currently pending before the BIA. The city council of the city of Bridgeport has adopted a non-binding resolution supporting a Golden Hill Paugussett casino in Bridgeport.

  . Eastern Pequot and the Paucatuck Eastern Pequot Tribe of Connecticut-- these two groups share a reservation located next to that of the Mashantucket Pequot Tribe. Each are seeking federal recognition independently from the other. In March 2000, the Eastern Pequot and the Paucatuck Eastern Pequot Tribes received proposed findings from the BIA that they be federally recognized as Indian tribes. The State of Connecticut has commenced litigation challenging this decision. The BIA was expected to issue final determinations on these groups in the fall of 2000, but extended the period for public comment through August 2, 2001. These groups had until September 4, 2001 to address the questions raised in the comment period and a final decision on federal recognition is expected in early December 2001. Both of these groups have publicized the existence of financial backers for the construction of gaming facilities and it is likely that, if and when recognition is granted to these groups, each will seek to establish gaming facilities in southeastern Connecticut.

  Also, in January 2001, the BIA issued a proposed finding that the Hassanamisco Band of the Nipmuc Nation be recognized as an Indian tribe. Although officially based in Massachusetts, the Hassanamisco Band could pursue land claims in Connecticut if granted federal recognition because of a significant historical presence within the boundaries of the State of Connecticut. If the Hassanamisco Band receives final federal recognition, it is likely to attempt to develop a casino in northeastern Connecticut near the Connecticut/Massachusetts border. The Hassanamisco Band has also publicized the existence of financial backers for construction of gaming facilities.

  While the federal recognition process for the individual groups described above is proceeding, it is not clear if or when permanent federal recognition will be achieved. Even upon gaining recognition, a tribe must have land taken into trust by the federal government, negotiate a compact with the State of Connecticut and construct a facility before gaming operations may commence. Due to these factors, we anticipate it would take at least three to five years before any of these individual groups could open a new casino in the State of Connecticut.

 Rhode Island

  Commercial casino gaming does not exist in Rhode Island although the state's two pari-mutuel facilities, Lincoln Greyhound Park and Newport Grand Jai Alai, offer approximately 2,275 video slot machines and have petitions pending before the Rhode Island Lottery Commission for additional machines. In November 1994, Rhode Island voters defeated numerous local and statewide gaming referenda and passed a referendum which requires that any new gaming proposals be approved in a statewide referendum. The Narragansett Indian Tribe of Rhode Island, with a reservation in Charlestown, is the only federally recognized Indian tribe in Rhode Island. However, under specific federal legislation, the Narragansett Tribe is legally barred from opening a gaming facility unless it is successful in winning both local and statewide referenda. In June 2000, the Rhode Island House Committee rejected putting the Narragansett Tribe's proposed Indian casino on the November ballot. The House Committee believed that the casino would negatively impact operations at Lincoln Park and the Newport Jai Alai. There are several pending federal recognition petitions from other Rhode Island groups but none are being actively considered by the BIA for federal recognition. It is not clear if or when federal recognition for these groups will be achieved.

 Massachusetts

  Leisure Casino Cruises, located in Gloucester, Massachusetts, currently operates a casino cruise ship with gaming amenities including 14 table games and 175 slot machines. The casino cruise also offers a buffet style dinner and live entertainment. These "cruises to nowhere," during which gaming activities are conducted on board once the boat is in international waters, are permitted under federal law unless prohibited by the state from which they operate. To date, Massachusetts has not prohibited such operations. Due to the difference in the gaming experience, the Authority does not believe the "cruises to nowhere" present potentially significant competition to Mohegan Sun. The Wampanoag Tribe of Gay Head (Aquinnah) of Massachusetts, located on the island of Martha's Vineyard, is currently the only federally recognized Indian tribe in Massachusetts. This tribe has determined that a casino on the island of Martha's Vineyard would not be economically feasible, and to date the Massachusetts legislature has rejected proposals to locate an Indian casino off tribal lands. The Wampanoag Tribe has announced plans to open a high-stakes bingo facility in Fall River, for which no state compact would be required, but significant hurdles, including local government approval, still remain. More recently, there have been reports that the Wampanoag Tribe is seriously considering an effort to locate a casino in Fall River, New Bedford or a yet to be determined site in southeast Massachusetts.

  The BIA has recently ruled on the separate petitions for federal recognition submitted by the Hassanamisco Band and the Chaubanagungamaug Band of the Nipmuc Tribe. Although the BIA issued a proposed finding in January 2001 that the Hassanamisco Band (located in Sutton, Massachusetts) be recognized as an Indian tribe, the decision is subject to another round of review by new agency leadership pursuant to an Executive Order issued by President George W. Bush. Even if the proposed findings are upheld, federal recognition will not be final until the completion of the public comment period and the issuance of a final decision by the BIA. If the Hassanamisco Band receives final federal recognition, it is likely to attempt to develop a casino in northeastern Connecticut near the Connecticut/Massachusetts border. In January 2001, the BIA rejected the petition for federal recognition of the Chaubanagungamaug Band. A number of other petitions for federal recognition are pending in Massachusetts, but we believe potential recognition for these groups is several years away, if at all.

 New York

  New York has seven federally recognized tribes with reservations in the northern part of the state. Two tribes, the Oneida Nation of New York and the St. Regis Band of Mohawk Indians of New York, have executed gaming compacts with New York. These compacts allow casino table games and video lottery machines. Conventional slot machines are not permitted.

  The Oneida Nation operates Turning Stone Casino Resort ("Turning Stone") on its reservation near Syracuse, New York, approximately 270 miles from Mohegan Sun. The facility has 3,500 video lottery machines (which operate on a pari-mutuel system as opposed to the traditional fixed odds reel-type machines operated by most casinos), 150 table games and 285 hotel rooms. The Oneida Nation recently began an expansion effort at Turning Stone, which will include the addition of a clubhouse to its existing golf course and increasing overall gaming space by 50,000 square feet. Turning Stone currently draws customers primarily from the Syracuse market.

  The St. Regis Mohawk Tribe opened a casino located in Hogansburg, New York near the Canadian border in April 1999 with 78 table games and 400 video lottery machines. In April 2000, they entered into an agreement with Park Place Entertainment Corporation, a well-known Nevada based gaming and entertainment company, for exclusive rights to develop a Class II or Class III casino project in New York for a period of three years, extendable thereafter by a mutual agreement. In the event such a casino project is developed, the parties also agreed to enter into a seven-year management agreement whereby Park Place will manage the casino and pay the St. Regis Mohawk Tribe 70% of the net profits. This agreement is subject to the approval of the National Indian Gaming Commission ("NIGC"). On May 1, 2000, Park Place announced it had entered into an agreement to acquire 50 acres of the Kutsher's Resort Hotel and Country Club in Sullivan County, New York, approximately 170 miles from Mohegan Sun. The 50-acre site will be transferred in trust to the St. Regis Mohawk Tribe subject to approval by the BIA. On August 17, 2001, the St. Regis Mohawk Tribe signed an agreement with Sullivan County to build a $250 million resort at this location in the Catskills. All of the agreements and plans relating to the development and management of the above Indian gaming project are contingent upon various regulatory approvals, including a compact between the St. Regis Mohawk Tribe and the State of New York, and receipt of approvals from the BIA, NIGC and local planning and zoning boards. Recently, the Supreme Court for the State of New York ruled that the compact with the St. Regis Mohawk Tribe, as well as all other compacts for casino development by Indian tribes, require approval of the New York

State Legislature. Previously, it was believed that the Governor of New York held the authority to approve such gaming compacts without legislative approval. This court decision may result in additional delays for the approval of proposed gaming compacts.

  The Seneca Nation has bingo operations on two of their three reservations in western New York. These bingo halls are located in Vandalia and Gowanda, both over 400 miles from Mohegan Sun. The Seneca Nation has also reached an agreement with the Governor of New York for a gaming compact that allows the Seneca Nation to develop three casinos. This compact has been approved by the New York State Senate and is awaiting action by the State Assembly. The Seneca Nation has indefinitely postponed its own planned referendum to consider the compact until the State Assembly takes action. Possible future gaming locations include sites in Niagara Falls and Buffalo, New York and sites on the Seneca reservation in Vandalia and Gowanda, New York.

  The Stockbridge-Munsee Community of Mohican Indians of Wisconsin is considering opening a casino in Sullivan County, New York, in connection with the settlement of litigation regarding a Stockbridge-Munsee land claim in Madison County, New York. TCA, the entity responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst, has announced its intention to provide financial backing for this group.

  All of the agreements and plans relating to the development and management of the above Indian gaming projects are contingent upon various regulatory approvals, including approval of a gaming compact by the New York State Legislature and receipt of approvals from the BIA, NIGC and local planning and zoning boards. In addition to these agreements and plans, other New York tribes are currently in negotiations with developers to build casinos on their land.

  Currently, there are no non-Indian casinos operating in New York, and the establishment of commercial casino operations would require the approval of two successive state legislatures, followed by the voters in a statewide referendum. However, gambling boats began operating "cruises to nowhere" out of the New York City area in January 1998. To date, New York has not prohibited gambling boat operations. Only a small number of operators have applied for licenses for offshore gambling cruises. Currently, Long Island Casino Tours is the only "cruise to nowhere" in operation in New York. Due to the difference in the gaming experience, the Authority does not believe that the "cruises to nowhere" are potentially significant competition to Mohegan Sun.

 Maine

  There are no casinos allowed in Maine other than at least one cruise boat that operates out of Maine and provides gambling operations on board. In addition, there are no significant legislative initiatives currently underway to legalize casinos in Maine. There are four federally recognized tribes in Maine, one of which, the Penobscot Tribe, operates a high stakes bingo facility in the township of Albany in western Maine. None of the federally recognized tribes in Maine have negotiated a tribal-state compact or otherwise significantly begun the process of developing casino operations.

 New Hampshire

  There are no casinos allowed in New Hampshire and no significant initiatives currently underway to facilitate legalization. Over the past several years, a number of legislative initiatives to expand legalized gambling activities in New Hampshire has been defeated. There are no federally recognized Indian tribes in the state and no petitions for recognition pending.

 Vermont

  There are no casinos allowed in Vermont and no significant legislative initiatives currently underway to allow casino gambling. There are no federally recognized tribes in Vermont, but there is a petition pending from the St. Francis/Sokoki Band of Abenakis in Swanton. We believe any approval of this petition is still several years away.

Environmental Matters

  The site on which Mohegan Sun is located was formerly occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. United Nuclear Corporation's facility was officially decommissioned on June 8, 1994 when the Nuclear Regulatory Commission confirmed that all licensable quantities of such nuclear material had been removed from the site and that any residual contamination from such material was remediated according to the Nuclear Regulatory Commission approved decommissioning plan.

  From 1991 through 1993, United Nuclear Corporation commissioned environmental audits and soil sampling programs which detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. The Connecticut Department of Environmental Protection ("DEP") reviewed the environmental audits and reports and established cleanup requirements for the site. In December 1994, the DEP approved United Nuclear Corporation's remedial plan, which determined that groundwater remediation was unnecessary because although the groundwater beneath the site was contaminated, it met the applicable groundwater criteria given the classification of the groundwater under the site. In addition, extensive remediation of contaminated soils and additional investigation were completed to achieve the DEP's cleanup criteria and demonstrate that the remaining soils complied with applicable cleanup criteria. Initial construction at the site also involved extensive soil excavation. According to the data gathered in a 1995 environmental report commissioned by United Nuclear Corporation, remediation is complete and is consistent with the applicable Connecticut cleanup requirements. The DEP has reviewed and approved the cleanup activities at the site, and, as part of the DEP's approval, United Nuclear Corporation was required to perform post-closure groundwater monitoring at the site to insure the adequacy of the cleanup. In addition, under the terms of United Nuclear Corporation's environmental certification and indemnity agreement with the Department of the Interior (which took the former United Nuclear Corporation land into trust for the Tribe), United Nuclear Corporation agreed to indemnify the Department for environmental actions and expenses based on acts or conditions existing or occurring as a result of United Nuclear Corporation's activities on the property.

  The Authority is not currently incurring, and did not incur in fiscal years 2000 and 1999, any material costs related to compliance with environmental requirements with respect to the site's former use by the United Nuclear Corporation. Notwithstanding the foregoing, no assurance can be given that any existing environmental studies reveal all environmental liabilities, or that future laws, ordinances or regulations will not impose any material environmental liability, or that a material environmental condition does not otherwise currently exist or will be exposed due to the expansion. Should soil or groundwater contamination be identified during the course of the expansion, Connecticut remediation standard requirements will have to be met, in addition to any other applicable environmental remediation requirements.

Properties

  Mohegan Sun is located on 240 acres of the Tribe's reservation just outside of Uncasville, Connecticut, approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A. The land in southeastern Connecticut upon which Mohegan Sun is situated is held in trust for the Tribe by the United States. Mohegan Sun has its own exit from Route 2A, providing patrons direct access to Interstate 395 and Interstate 95, the main highways connecting Boston, Providence and New York. By highway, Mohegan Sun is approximately 125 miles from New York City, 100 miles from Boston, Massachusetts, 35 miles from Hartford, Connecticut and 50 miles from Providence, Rhode Island. The Authority has a lease with the Tribe for the land on which Mohegan Sun is located. The initial term of the lease is 25 years, with an option to renew the lease for one additional 25-year term provided that the Authority is not in default under the lease. The lease also provides that all improvements constructed on the site will become the property of the Tribe. The lease is a net lease requiring that the Authority assume all costs of operating, constructing, maintaining, repairing, replacing and insuring the leased property, in addition to the payment of a nominal annual rental fee. See "Description of Material Agreements--Land Lease from the Tribe to the Authority."

  The Authority has entered into various lease agreements for properties adjacent to Mohegan Sun. The properties are owned by MTIC Acquisitions, L.L.C., a Connecticut limited liability company controlled by the Tribe. The properties are used for providing access to and/or parking for Mohegan Sun. For the nine months ending June 30, 2001, the Authority incurred charges of $289,500 relating to the lease agreements.

Legal Proceedings

  The Authority is a defendant in litigation incurred in its normal course of business. The Authority believes that, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a materially adverse effect on the Authority's financial position or results of operations.

Marks

  Under the Relinquishment Agreement, TCA has granted to the Authority an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights, including the "Mohegan Sun" name, used at or developed for Mohegan Sun. The Authority has agreed, however, that it will only use the word "Sun" in conjunction with Mohegan Sun and Project Sunburst facilities and together with "Mohegan" or "Mohegan Tribe." See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates."

                       DESCRIPTION OF MATERIAL AGREEMENTS

  The following is a summary of the material terms of several of the Authority's and the Tribe's material agreements. This summary does not restate these agreements in their entirety. We urge you to read these agreements because they, and not these summaries, define the rights and obligations of the Authority and the Tribe. Copies of these agreements are included as exhibits to the Registration Statement of which this prospectus forms a part.

Gaming Compact with the State of Connecticut

  In April 1994, the Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate the Tribe's conduct of gaming on the Tribe's lands (the "Mohegan Compact"). The Mohegan Compact is substantively similar to the agreement governing gaming operations of the Mashantucket Pequot Tribe in Connecticut and provides, among other things, as follows:

    (1) The Tribe is authorized to conduct on its reservation those Class III gaming activities specifically enumerated in the Mohegan Compact or amendments thereto. The forms of Class III gaming authorized under the Mohegan Compact include (a) specific types of games of chance, (b) video facsimiles of such authorized games of chance (i.e., slot machines), (c) off-track pari-mutuel betting on animal races, (d) pari-mutuel betting, through simulcasting, on animal races and (e) other types of pari-mutuel betting on games and races conducted at the gaming facility (some types of which currently are, together with off-track pari-mutuel telephone betting on animal races, under a moratorium).

    (2) The Tribe must establish standards of operations and management of all gaming operations in order to protect the public interest, ensure the fair and honest operation of gaming activities and maintain the integrity of all Class III gaming activities conducted on the Tribe's lands. The first of such standards was set forth in the Mohegan Compact and approved by the State gaming agency. State gaming agency approval is required for any revision to such standards. The Tribe must supervise the implementation of these standards by regulation through a Tribal gaming agency.

    (3) Criminal law enforcement matters relating to Class III gaming activities are under the concurrent jurisdiction of the State of Connecticut and the Tribe.

    (4) All gaming employees must obtain and maintain a gaming employee license issued by the State gaming agency.

    (5) Any enterprise providing gaming services or gaming equipment to the Tribe is required to hold a valid, current gaming services registration issued by the State gaming agency.

    (6) The State of Connecticut annually assesses the Tribe for the costs attributable to its regulation of the Tribe's gaming operations and for the provision of law enforcement at the Tribe's gaming facility.

    (7) Net revenues from the Tribe's gaming operations may be applied only for purposes related to Tribal government operations and general welfare, Tribal economic development, charitable contributions and payments to local governmental agencies.

    (8) Tribal ordinances and regulations governing health and safety standards at the gaming facilities may be no less rigorous than the applicable laws and regulations of the State of Connecticut.

    (9) Service of alcoholic beverages within any gaming facility is subject to regulation by the State of Connecticut.

    (10) The Tribe waives any defense which it may have by virtue of sovereign immunity with respect to any action brought in United States District Court to enforce the Mohegan Compact.

  In May 1994, the Tribe and the State of Connecticut entered into a memorandum of understanding setting forth certain matters regarding the implementation of the Mohegan Compact. The memorandum of understanding stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut (the "Slot Win Contribution"). The Slot Win Contribution is the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of
(1) 25% of gross revenues from slot machines or (2) $80.0 million. The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino games within the State of Connecticut except those consented to by the Tribe and the Mashantucket Pequot Tribe. The Authority's financial statements reflect expenses associated with the Slot Win Contribution totaling $104.4 million for the nine months ended June 30, 2001. See also "Government Regulation."

Agreement with the Town of Montville

  On June 16, 1994, the Tribe and the Town of Montville (the "Town") entered into an agreement whereby the Tribe agreed to pay to the Town a recurring annual payment of $500,000 to minimize the impact on the Town resulting from decreased tax revenues on reservation land held in trust. Additionally, the Tribe agreed to make a one-time payment of $3.0 million towards infrastructure improvements to the Town's water system. The Tribe has assigned its rights and obligations in this agreement to the Authority. As of June 30, 2001, the Authority has fulfilled this obligation and paid $3.0 million to the Town of Montville for improvements to the municipal water system, which has been included in other assets in the accompanying balance sheets and is being amortized over 40 years.

Land Lease from the Tribe to the Authority

  The land upon which Mohegan Sun is situated and upon which Project Sunburst is being constructed is held in trust for the Tribe by the United States. The Tribe and the Authority have entered into a land lease under which the Tribe leases to the Authority the property and all buildings, improvements and related facilities constructed or installed on the property. The lease was approved by the Secretary of the Interior on September 29, 1995. Summarized below are several key provisions of this lease. See also "Business-- Properties."

 Term

  The term of the lease is 25 years with an option, exercisable by the Authority, to extend the term for one additional 25-year period. Upon the termination of the lease, the Authority will be required to surrender to the Tribe possession of the property and improvements, excluding any equipment, furniture, trade fixtures or other personal property.

 Rent and Other Operating Expenses

  The Authority is required to pay to the Tribe a nominal annual rental fee. For any period when the Tribe or another agency or instrumentality of the Tribe is not the tenant under the lease, the rent will be 8% of the tenant's gross revenues from the premises. The Authority is responsible for the payment of all costs of owning, operating, constructing, maintaining, repairing, replacing and insuring the leased property.

 Use of Leased Property

  The Authority may use the leased property and improvements solely for the construction and operation of Mohegan Sun and Project Sunburst, unless prior approval is obtained from the Tribe for any proposed alternative use. Similarly, no construction or alteration of any building or improvement located on the leased property by the Authority may be made unless complete and final plans and specifications have been approved by the Tribe. Following foreclosure of any mortgage on the Authority's interest under the lease or any transfer of such interest to the holder of such mortgage in lieu of foreclosure, the leased property and improvements may be used for any lawful purpose, subject only to applicable codes and governmental regulations; provided, however, that a non-Indian holder of the leased property may in no event conduct gaming operations on the property.

 Permitted Mortgages and Rights of Permitted Mortgages

  The Authority may not mortgage, pledge or otherwise encumber its leasehold estate in the leased property except to a holder of a permitted mortgage. Under the lease, a "permitted mortgage" includes the leasehold mortgage securing the Authority's obligations under the Bank Credit Facility granted by the Authority that provides, among other things, that (1) the Tribe will have the right to notice of, and to cure, any default of the Authority, (2) the Tribe will have the right to prior notice of an intention by the holder to foreclose on the permitted mortgage and the right to purchase the mortgage in lieu of any foreclosure and (3) the permitted mortgage is subject and subordinated to any and all access and utility easements granted by the Tribe under the lease. As provided in the lease, each holder of a permitted mortgage has the right to notice of any default of the Authority under the lease and the opportunity to cure such default within any applicable cure period.

 Default Remedies

  The Authority will be in default under the lease if, subject to the notice provisions, it fails to make lease payments or to comply with its covenants under the lease or if it pledges, encumbers or conveys its interest in the lease in violation of the terms of the lease. Following a default, the Tribe may, with approval from the Secretary of the Interior, terminate the lease unless a permitted mortgage remains outstanding with respect to the leased property. In that case, the Tribe may not (1) terminate the lease or the Authority's right to possession of the leased property, (2) exercise any right of re-entry, (3) take possession of and/or relet the leased property or any portion thereof or (4) enforce any other right or remedy which may materially and adversely affect the rights of the holder of the permitted mortgage, unless the default triggering such rights was a monetary default which such holder failed to cure after notice.

Priority Distribution Agreement with the Tribe

  On August 1, 2001, the Authority and the Tribe entered into a priority distribution agreement (the "Priority Distribution Agreement"), which obligates the Authority to make monthly payments to the Tribe to the extent of the Authority's net cash flow, as defined in the Priority Distribution Agreement. The Priority Distribution Agreement also clarifies and records the terms pursuant to which the Authority made such payments to the Tribe prior to the effective date of the Priority Distribution Agreement. The Priority Distribution Agreement limits the maximum aggregate monthly payments by the Authority to the Tribe in each calendar year to $14.0 million, adjusted annually in accordance with the formula specified in the Priority Distribution Agreement to reflect the effects of inflation. The monthly payments under the Priority Distribution Agreement are limited obligations of the Authority payable only to the extent of its net cash flow and are not secured by a lien or encumbrance on any assets or property of the Authority.

Expansion Construction Management Agreement with Perini Building Company, Inc.

  The Authority has engaged Perini Building Company, Inc. ("Perini") as Construction Manager to provide construction management services for Project Sunburst. As Construction Manager, Perini will receive a fee of $20.5 million for services including, but not limited to, pre-construction review and construction phase contract administration. As of June 30, 2001, Perini has received $12.5 million of the $20.5 million fee which has been included in "construction in process" in the accompanying balance sheets. In accordance with construction industry standards, the Authority retains a portion of the construction expenditures until satisfactory completion of individual contracts associated with Project Sunburst. As of June 30, 2001, construction retainage totaled

$27.3 million, which has been included in accounts payable and accrued expenses in the accompanying balance sheets. The Construction Management Agreement contains a limited waiver of sovereign immunity to permit the commencement, maintenance and enforcement of any dispute, claim and/or cause of action arising under the Construction Management Agreement. In conjunction with the limited waiver of sovereign immunity, Perini may seek satisfaction of judgment against the undistributed and/or future revenues of Project Sunburst and/or the existing Mohegan Sun facility.

Development Agreement

  On February 7, 1998, the Authority and TCA entered into a development services agreement (the "Development Agreement"). Under the Development Agreement, TCA is responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst. TCA is acting as the Authority's representative in connection with construction contracts that are approved by the Authority. Specifically, TCA is responsible for overseeing all persons performing work on the expansion site, inspecting the progress of construction, determining completion dates and reviewing contractor payment requests submitted to the Authority. The Development Agreement specifically gives TCA the right to include provisions in construction contracts that impose liquidated damage payments in the event of failure to meet construction schedules.

 Retail Facilities

  As permitted by the Development Agreement, the Authority elected to engage a retail consultant to oversee the design and construction of the retail facilities in the expansion. The Authority chose the Gordon Group Holdings, Ltd. as the retail consultant for the retail expansion. This work is under the overall supervision of TCA, which will integrate the design and construction of the retail facilities with that of the other components of the expansion.

 Engagement of Certified Entities; Staffing the Expansion

  The Development Agreement requires TCA to implement procedures described in the Tribal Employment Rights Ordinance. See "Certain Relationships and Related Transactions." TCA is required to give preference to business entities or persons, which have been approved by the Authority, in the selection of all contractors, vendors and suppliers engaged in the development of the expansion. In addition, in staffing the operation of the Project Sunburst expansion, the Development Agreement requires that TCA give preference first to qualified members of the Tribe (and their spouses and children) and then to enrolled members of other federally recognized Indian tribes.

 Payment of the Development Fee

  Under the Development Agreement, the Authority is required to pay to TCA a development fee of $14.0 million. Pursuant to the payment schedule described in the Development Agreement, on January 15, 2000, the Authority began paying the development fee to TCA on a quarterly basis, based upon the incremental completion of the expansion as of each payment date. As of June 30, 2001, the Authority has incurred $9.3 million related to the TCA development fee, of which $7.1 million has been paid.

 Termination and Disputes

  The Development Agreement terminates upon the earlier of (1) completion of Project Sunburst or (2) February 7, 2008. In addition, each party has the right to terminate the Development Agreement if there is a material default or failure to perform a material duty or obligation by the other party. The parties must submit disputes arising under the Development Agreement to arbitration and have agreed that punitive damages may not be awarded to either party by an arbitrator. The Authority has also waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purposes of compelling arbitration or enforcing any arbitration or judicial award arising out of the Development Agreement.

Previous Management Agreement with Trading Cove Associates

  Until January 1, 2000, TCA was the exclusive manager of Mohegan Sun pursuant to a gaming facility management agreement among the Authority, the Tribe and TCA (the "Management Agreement"), which was entered into on August 30, 1995 with a term of seven years. However, the Management Agreement was terminated on January 1, 2000, and the Authority and TCA subsequently signed the Relinquishment Agreement which is described below. Under the Management Agreement, TCA was responsible for the day-to-day management, operation and maintenance of Mohegan Sun. The Management Agreement authorized TCA to pay itself a management fee in monthly installments based on 30% to 40% of net income, before management fees, as defined in the Management Agreement, depending on profitability levels. Management fees for the years ended September 30, 2000, 1999 and 1998 were $13.6 million, $59.5 million and $47.4 million, respectively. Management fees for fiscal year 2000 represent amounts earned from October 1, 1999 through December 31, 1999 due to the termination of the Management Agreement on January 1, 2000.

Relinquishment Agreement with Trading Cove Associates

 General

  Under the Relinquishment Agreement, the Authority and TCA agreed to terminate the Management Agreement with TCA, under which TCA managed the Authority's gaming operations. This termination occurred on January 1, 2000, at which time the Authority assumed the day-to-day management of Mohegan Sun. To compensate TCA for terminating its management rights, the Authority agreed to pay to TCA 5% of the revenues, as defined in the Relinquishment Agreement, generated by Mohegan Sun and the planned expansion during the 15-year period commencing on January 1, 2000 and ending on December 31, 2014.

 Relinquishment Payments

  The payments under the Relinquishment Agreement are divided into Senior Relinquishment Payments and Junior Relinquishment Payments, each of which are 2.5% of "Revenues," as defined in the Relinquishment Agreement. Senior Relinquishment Payments are payable quarterly in arrears and commenced on April 25, 2000 and the Junior Relinquishment Payments are payable semi-annually in arrears and commenced on July 25, 2000. "Revenues" are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including hotel revenues, room service, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center and all rental or other receipts from the lessees, licensees and concessionaires, but not the gross receipts of such lessees, licensees and concessionaires) and proceeds of business interruption insurance.

 Subordination of Relinquishment Payments/Priority Distribution to the Tribe

  The Relinquishment Agreement provides that each of the Senior and Junior Relinquishment Payments are subordinated in right to payment of senior secured obligations, which includes the Bank Credit Facility and capital lease obligations, and that the Junior Relinquishment Payments are further subordinated to payment of all other senior obligations, including the Authority's Senior Notes. The Relinquishment Agreement also provides that all relinquishment payments are subordinated in right of payment to the minimum priority distribution payment, as defined in the Relinquishment Agreement, from the Authority to the Tribe to the extent then due.

 Marks

  TCA has granted to the Authority an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights, including the "Mohegan Sun" name, used at or developed for Mohegan Sun. The Authority has agreed, however, that it will only use the word "Sun" in conjunction with Mohegan Sun and Project Sunburst facilities and together with "Mohegan" or "Mohegan Tribe."

                                 THE AUTHORITY

General

  The Tribe established the Authority in July 1995 with the exclusive power to conduct and regulate gaming activities for the Tribe. The Authority is governed by a nine-member Management Board, consisting of the same nine members as those of the Tribal Council (the governing body of the Tribe). Any change in the composition of the Tribal Council results in a corresponding change in the Authority's Management Board. See "Mohegan Tribe of Indians of Connecticut." The General Manager and other senior officers of Mohegan Sun are hired by the Management Board. The General Manager and other senior officers are employees of the Authority.

  The Authority has two major functions. The first function is to direct the development, operation, management, promotion and construction of the gaming enterprise and all related development. The second major function is to regulate gaming. The Authority's Management Board has appointed an independent Director of Regulation to be responsible for the regulation of gaming activities at Mohegan Sun. The Director of Regulation serves at the will of the Management Board and ensures the integrity of the gaming operation through the promulgation and enforcement of appropriate regulations. The Director of Regulation and his staff are also responsible for performing background investigations and licensing of non-gaming employees as well as vendors seeking to provide non-gaming products or services within the casino. Pursuant to the Mohegan Compact, the State of Connecticut is responsible for performing background investigations and licensing of gaming employees as well as vendors seeking to provide gaming products or services within the casino.

Compensation of the Management Board

  The individual members of the Management Board do not receive any direct compensation from the Authority. The Tribe compensates members of the Management Board for the services they render as members of the Tribal Council and of the Management Board.

Management Board and Executive Officers

  The following table provides information as of June 30, 2001 with respect to
(1) the members of the Management Board and (2) each of the executive officers of Mohegan Sun.

Name                     Age Position
----                     --- --------
Mark F. Brown...........  44 Chairman and Member, Management Board
Peter J. Schultz........  46 Vice Chairman and Member, Management Board
Christine Damon-Murtha..  53 Corresponding Secretary and Member, Management Board
Donald M. Chapman.......  75 Treasurer and Member, Management Board
Shirley M. Walsh........  56 Recording Secretary and Member, Management Board
Jayne G. Fawcett........  65 Member, Management Board
Roland J. Harris........  54 Member, Management Board
Glenn R. LaVigne........  40 Member, Management Board
Maynard L. Strickland...  60 Member, Management Board
William J. Velardo......  46 President and General Manager, Mohegan Sun
Mitchell Grossinger
 Etess..................  42 Executive Vice President, Marketing, Mohegan Sun
Jeffrey E. Hartmann.....  39 Executive Vice President, Finance and Chief
                              Financial Officer, Mohegan Sun

  Mark F. Brown--Mr. Brown has been a member of the Management Board since October 1995 and served as the Public Safety liaison for the Tribal Council. As of October 2000, Mr. Brown is the Chairman of the Management Board. Mr. Brown worked with the Tribe's historian during the period in which the Tribe was working to obtain federal recognition and also served on the Tribal Constitutional Review Board from 1993 to 1995. Mr. Brown served as a law enforcement officer for over twelve years. Prior to his work in law enforcement, Mr. Brown was involved in retail sales and management.

  Peter J. Schultz--Mr. Schultz was seated on the Management Board and was elected Vice Chairman of the Management Board in October 2000. Mr. Schultz held the position of Human Resources Director for the Tribe from 1997 to September 2000. From 1982 to 1997, Mr. Schultz was employed by Aetna Life and Casualty culminating with the position of Manager of Organizational Development at the Aetna Institute.

  Christine Damon-Murtha--Ms. Murtha was seated on the Management Board and was elected Corresponding Secretary in October 2000. Ms. Murtha was employed in the Finance Department for the Tribe from 1996 to 1998 and as a reporter and photographer for the Tribe's Communication Department from 1998 to September 2000. Ms. Murtha held the position of Supervisor/Senior Accounting Analyst with Travelers Insurance Company from 1984 to 1992. Ms. Murtha serves as council liaison for the Environmental Department of the Tribe.

  Donald M. Chapman--Mr. Chapman was seated on the Management Board and was elected Treasurer in October 2000. Mr. Chapman retired from the United States Coast Guard at the rank of Commander. Following Mr. Chapman's retirement, he held management positions with the Urban Mass Transportation Administration in Washington, D.C. Mr. Chapman was also employed as a stockbroker with Legg Mason & Company.

  Shirley M. Walsh--Ms. Walsh has been the Recording Secretary of the Management Board since October 1995 and has been a member of the Management Board since July 1995. Ms. Walsh has worked for the Tribe in various capacities for almost nine years. Prior to that time, she was employed for 13 years by a local certified public accountant. Ms. Walsh chaired the Tribal Election Committee from 1994 to 1995 and has served on several other committees for the Tribe.

  Jayne G. Fawcett--Ms. Fawcett has been a member of the Management Board since its inception in July 1995. Ms. Fawcett served as the Vice Chair of the Management Board and the Tribal Council from December 1995 until October 2000. Ms. Fawcett worked as a social worker for the State of Connecticut in 1987 and is a retired teacher after 27 years of service. Ms. Fawcett was a Chairman of the Tribe's Constitutional Review Board from 1992 to 1993. Currently, she oversees the Tribe's public relations and serves as the Tribe's Public Relations Ambassador.

  Roland J. Harris--Mr. Harris has been a member of the Management Board since October 1995. He served as Chairman of the Management Board and the Tribal Council from October 1995 until October 2000. Mr. Harris was the founder of the firm Harris and Clark, Inc., Civil Engineers, Land Surveyors and Land Planners, which has performed services for the Authority. The corporation, now known as McFarland Johnson, Inc., has retained Mr. Harris as a consultant for a fixed fee. Mr. Harris has served as First Selectman and CEO of the Town of Griswold, Connecticut, and also as its Planning and Zoning Commissioner. He has also served as Deputy Chief of the Griswold Fire Department and as Fire Marshal and Inspector of the Town of Griswold. Prior to assuming the Chairmanship of the Management Board in 1995, Mr. Harris served as the Tribal Planner.

  Glenn R. LaVigne--Mr. LaVigne has been a member of the Management Board since January 1996. Mr. LaVigne was previously employed by the Town of Montville, Connecticut and oversaw building and maintenance for Montville's seven municipal buildings. Mr. LaVigne serves as council liaison for development and construction.

  Maynard L. Strickland--Mr. Strickland has been a member of the Management Board since October 1995. Before that, Mr. Strickland owned and operated several restaurants in Norwich, Connecticut and Florida for 20 years.

  William J. Velardo--Mr. Velardo currently serves as President and General Manager of Mohegan Sun. Mr. Velardo has served as Mohegan Sun's President and General Manager since October 1995 and has over 24 years of experience in gaming operations. Prior to his employment with the Authority, Mr. Velardo was Chief Operating Officer for River City, a riverboat gaming venture in New Orleans, Louisiana. From 1991 to 1994,

Mr. Velardo served as Senior Vice President, Casino Operations at Trump Plaza Hotel and Casino in New Jersey. Mr. Velardo participated in the opening of the Mirage in Las Vegas, Nevada where he served as Vice President, Table Games from 1989 to 1991. Mr. Velardo also worked as Assistant Casino Manager and Pit Manager at Caesar's Tahoe and Caesar's Palace.

  Mitchell Grossinger Etess--Mr. Etess has been Executive Vice President of Marketing at Mohegan Sun since November 1995 and has 20 years experience in the casino and hotel industry. Prior to his employment with the Authority, Mr. Etess was Vice President of Marketing at Players Island and, from 1989 to 1994, was Senior Vice President of Marketing and Hotel Operations at Trump Plaza Hotel and Casino. Prior thereto, Mr. Etess held various management positions in the hospitality and advertising industries.

  Jeffrey E. Hartmann--Mr. Hartmann has been Executive Vice President of Finance and the Chief Financial Officer of Mohegan Sun since December 1996 and has nine years of experience in the casino and hotel industry. Prior to joining the Authority, Mr. Hartmann worked for Foxwoods Resort Casino from August 1991 to December 1996, most recently as Vice President of Finance for Foxwoods Management Company. Mr. Hartmann was employed by PriceWaterhouseCoopers, LLP as an Audit Manager from 1984 to 1991. Mr. Hartmann is a certified public accountant.

Summary Compensation Table

  The following table provides summary information concerning compensation paid by the Authority to all of its executive officers.

                                          Annual Compensation
                         ------------------------------------------------------
                                                               Other(2)
                                                        -----------------------
                                                          401K Plan
Name and Principal                                        Matching      Life
Position                 Fiscal Year Salary(1)  Bonus   Contributions Insurance
------------------       ----------- --------- -------- ------------- ---------
William J. Velardo......    2001     $830,000  $271,000    $5,100      $64,000
President and General       2000      789,000   264,000     5,100       27,000
 Manager                    1999      503,000   150,000     4,800            0
                            1998      400,000   150,000     3,200            0


Mitchell Grossinger
 Etess..................    2001      523,000   164,000     5,100       30,000
Executive Vice              2000      463,000   164,000     5,100        8,000
 President, Marketing       1999      306,000   100,000     4,800            0
                            1998      262,500   100,000     3,200            0


Jeffrey E. Hartmann.....    2001      471,000   150,000     5,100       24,000
Executive Vice              2000      401,000   158,000     5,100       12,000
 President, Finance and     1999      250,000   100,000     4,800            0
 Chief Financial Officer    1998      210,000   100,000     3,200            0

--------
(1) Amounts reflect total base salary earned. Employee contributions to the Authority's 401(k) plan and non-qualified deferred compensation plan are deducted from such amounts.
(2) The only compensation received by these employees other than salary and bonus was employer matching contributions to the Authority's 401(k) plan and the payment by the Authority of premiums on life insurance policies for which the employee is the owner and beneficiary.

Employment Agreements

  On April 22, 1999, the Authority entered into employment agreements with William J. Velardo, Mitchell Grossinger Etess and Jeffrey E. Hartmann. These employment agreements set forth the terms and conditions for the respective employment of Messrs. Velardo, Etess and Hartmann. The term of each agreement runs until December 31, 2004, with automatic renewal for an additional term of five years unless either party provides notice to the other of its intention to terminate. These employment agreements provide that the applicable employee may not, without prior written consent of the Authority, compete with the Authority in specified states in the northeastern United States during the term of his employment and for a one-year period following a termination for cause or a voluntary termination of employment. Also, during this period, the applicable employee may not hire or solicit other employees of the Authority or encourage any such employees to leave employment with the Authority. Under these employment agreements, the applicable employee may not disclose any of the Authority's confidential information while employed by the Authority or thereafter. This confidentiality obligation will survive the termination of such employee's employment and employment agreement. Copies of these employment agreements are included as exhibits to the Registration Statement of which this prospectus forms a part.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. For the fiscal year ended September 30, 2000 and for the nine months ended June 30, 2001, the Authority incurred expenses of $9.9 million and $8.2 million, respectively, for such services.

  Prior to October 1, 2000, the Authority operated a retail outlet at Mohegan Sun and purchased goods for resale at this location from a limited liability company ("Little People, LLC") owned by the Tribe. For the fiscal year ended September 30, 2000, the Authority purchased $348,000 of such goods from Little People, LLC. On October 1, 2000, the Tribe assumed the management of this retail outlet from the Authority and purchased the remaining inventory from the Authority. The Tribe paid the Authority approximately $171,700 for such remaining inventory. The Authority and Little People, LLC have entered into a lease agreement, whereby Little People, LLC leases retail space located in the casino from the Authority. The lease term expires on June 30, 2002 and may be renewed on a monthly basis. Little People, LLC is not obligated to pay any base rent. The Authority reimburses the Tribe for sales where patron player's club points are utilized.

  The Tribe, through one of its limited liability companies, has entered into various land lease agreements with the Authority for access, parking and related purposes for Mohegan Sun. For the fiscal year ended September 30, 2000 and for the nine months ended June 30, 2001, the Authority expended $386,000 and $290,000, respectively, relating to these lease agreements.

  The Tribe provided services through its Development Department for projects related to Mohegan Sun and Project Sunburst. For the fiscal year ended September 30, 2000, the Authority incurred $954,000 of such expenses. The Authority does not anticipate incurring any expenses for the receipt of such Development Department Services for the fiscal year ended September 30, 2001.

  On August 7, 2001, the Tribe issued Gaming Authority Priority Distribution Payment Public Improvement Bond Anticipation Notes (the "Series 2001 BANS"). Debt service on the Series 2001 BANS is paid from 95% of amounts received from the Authority under the Priority Distribution Agreement. The Priority Distribution Agreement obligates the Authority to make monthly priority distribution payments to the Tribe in a maximum aggregate amount of $14.0 million per calendar year, adjusted annually in accordance with the formula specified in the Priority Distribution Agreement to reflect the effects of inflation. The priority distribution payments are limited obligations of the Authority payable only to the extent of its net cash flow, as defined in the Priority Distribution Agreement, and are not secured by a lien or encumbrance on any assets or property of the Authority. The remaining 5% of each priority distribution payment is remitted to the Tribe free and clear of any lien. For the nine months ended June 30, 2001, the Authority made to the Tribe priority distribution payments of $13.0 million. See "Description of Material Agreements--Priority Distribution Agreement."

  In compliance with the restrictive provisions of the Bank Credit Facility and the Authority's indentures, the Authority distributed to the Tribe $27.0 million in cash during the nine months ended June 30, 2001.

  On September 25, 1995, the Tribe adopted the Mohegan Tribal Employment Rights Ordinance (the "TERO"), which sets forth hiring and contracting preference requirements for employers and entities conducting business on Tribal land or working on behalf of the Tribe. Pursuant to the TERO, an employer is required to give hiring, promotion, training, retention and other employment-related preferences to Native Americans who meet the minimum qualifications for the applicable employment position. However, this preference requirement does not apply to key employees, as such persons are defined in the TERO. In addition, when staffing the operations of the Project Sunburst expansion, the Development Agreement requires TCA to give hiring and recruiting preferences, first to qualified members of the Tribe (and their spouses and children) and then to enrolled members of other federally recognized Indian tribes. See "Description of Material Agreements--Development Agreement--Engagement of Certified Entities; Staffing the Expansion."

  Similarly, any entity awarding a contract to be performed on Tribal land or on behalf of the Tribe must give preference, first to certified Mohegan entities and second to other certified Indian entities. This contracting preference is conditioned upon the bid by the preferred certified entity being within 5% of the lowest bid by a non-certified entity (unless the preferred certified entity's bid exceeds $100,000 of the lowest bid by a non-certified entity). The TERO establishes procedures and requirements for certifying Mohegan entities and other Indian entities. Certification is based largely on the level of ownership and control exercised by the members of the Tribe or other Indian tribes, as the case may be, over the entity bidding on a contract. A number of contracts for Project Sunburst were awarded to companies controlled by Tribal members under the TERO provision described above.

  The Authority engages McFarland Johnson, Inc. for surveyance, civil engineering and professional design services. Roland Harris, a current member and a former Chairman of the Management Board and the Tribal Council, is a consultant for this firm. For the fiscal year ended September 30, 2000 and for the nine months ended June 30, 2001, the Authority paid $187,000 and $455,000, respectively, in fees to McFarland Johnson, Inc. The Authority believes that the terms of this engagement are comparable to those of an arm's-length engagement with an unaffiliated firm.

  As of June 30, 2001, 185 employees of the Authority were members of the Tribe.

  The Authority initially funded the construction of a public safety facility that will service the Mohegan Reservation and was subsequently reimbursed by the Tribe. The total cost of the public safety facility was $6.8 million. The Authority has also initially funded other Tribal projects and has subsequently been reimbursed by the Tribe, including the construction of a temporary Tribal office, construction of roads and improvements made to the Town of Montville's wastewater collection and treatment facilities. As of June 30, 2001, the Tribe owed the Authority approximately $27.6 million as a result of these advances. On August 8, 2001, the Tribe repaid the Authority in full for these advances.

                    MOHEGAN TRIBE OF INDIANS OF CONNECTICUT

General

  The Mohegan Tribe of Indians of Connecticut became a federally recognized Indian tribe in 1994. The Tribe currently has approximately 1,475 members and approximately 840 adult voting members. Although it only recently received federal recognition, the Tribe has lived in a cohesive community for hundreds of years in what is today southeastern Connecticut. The Tribe historically has cooperated with the United States and is proud of the fact that members of the Tribe have fought on the side of the United States in every war from the Revolutionary War to Desert Storm. The Tribe believes that this philosophy of cooperation exemplifies its approach to developing Mohegan Sun.

  Although the Tribe is a sovereign entity, it has sought to work with, and to gain the support of, local communities in establishing Mohegan Sun. For example, the Tribe gave up its claim to extensive tracts of land that had been guaranteed by various treaties in consideration for certain arrangements in the Mohegan Compact. As a result, local residents and businesses whose property values had been clouded by this dispute were able to gain clear title to their property. In addition, the Tribe has been sensitive to the concerns of the local community in developing Mohegan Sun. This philosophy of cooperation, rather than confrontation, has enabled the Tribe to build a solid alliance among local, state and federal officials to achieve its goal of building Mohegan Sun.

Governance of the Tribe

  The Tribe's Constitution provides for the governance of the Tribe by a Tribal Council, consisting of nine members and a Council of Elders, consisting of seven members. All members of the Tribal Council and the Council of Elders are elected by the registered voters of the Tribe and serve terms of five years. Members of the Tribal Council must be at least 18, and members of the Council of Elders must be at least 55 when elected. The current terms for the Tribal Council and the Council of Elders expire in October 2005. The members of the Tribal Council are the same individuals who serve on the Management Board of the Authority. See "The Authority--Management Board and Executive Officers."

  The Tribe's Constitution vests all legislative and executive powers of the Tribe in the Tribal Council, with the exception of the power to enroll Tribal members which is vested in the Council of Elders. The powers of the Tribal Council include the power to establish an executive branch departmental structure with agencies and subdivisions and to delegate appropriate powers to such agencies and sub-divisions.

  The Tribe may amend the provisions of its Constitution that establish the Authority and the Gaming Disputes Court, which is described below, with the approval of two-thirds of the members of the Tribal Council and a ratifying vote of a two-thirds majority of all votes cast, with at least 40% of the registered voters of the Tribe voting. In addition, a certain provision of the Tribe's Constitution currently prohibits the Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Tribal lands. An amendment to this provision requires the affirmative vote of 75% of all registered voters of the Tribe. Prior to the enactment of any such amendment by the Tribal Council, any non-Tribal party will have the opportunity to seek a ruling from the Appellate Branch of the Gaming Disputes Court that the proposed amendment would constitute an impermissible impairment of contract.

  The Council of Elders acts in the capacity of an appellate court of final review and may hear appeals of any case or controversy arising under the Tribe's Constitution, except those matters which relate to Mohegan Sun, which are required to be submitted to the Gaming Disputes Court.

Gaming Disputes Court

  The Tribal Council has established the Gaming Disputes Court by Tribal ordinance and vested it with exclusive jurisdiction for the Tribe over all disputes related to gaming at Mohegan Sun. The Gaming Disputes Court is composed of a Trial Division and an Appellate Branch. A single judge presides over cases at the trial level. Trial Division decisions can be appealed to the Appellate Branch where they will be heard by a panel of three judges, one of whom will be the Chief Judge, and none of whom shall have presided over the case below. Decisions of the Appellate Branch are final, and no further appeal is available in the Gaming Disputes Court.

  The Gaming Disputes Court has jurisdiction over all disputes or controversies related to gaming between any person or entity and the Authority, the Tribe or Trading Cove Associates, who has managed Mohegan Sun from its inception until January 1, 2000. The Gaming Disputes Court also has jurisdiction over all disputes arising out of the Authority's regulatory powers, including licensing actions. The Tribe has adopted the substantive law of the State of Connecticut as the applicable law of the Gaming Disputes Court to the extent that such law is not in conflict with Mohegan Tribal Law. Also, the Tribe has adopted all of Connecticut's rules of civil and appellate procedure and professional and judicial conduct to govern the Gaming Disputes Court.

  Judges of the Gaming Disputes Court are chosen by the Tribal Council from a publicly available list of eligible retired federal judges and Connecticut Attorney Trial Referees, who are appointed by the Chief Justice of the Connecticut Supreme Court, each of whom must remain licensed to practice law in the State of Connecticut. Judges are selected sequentially from this list as cases are filed with the clerk of the Gaming Disputes Court. The Chief Judge of the Gaming Disputes Court, who serves as the Gaming Disputes Court's administrative superintendent, is chosen by the Tribal Council from the list of eligible judges and serves a five-year term. Judges of the Gaming Disputes Court are subject to discipline and removal for cause pursuant to the rules of the Gaming Disputes Court. The Chief Judge is vested with the sole authority to revise the rules of the Gaming Disputes Court. Judges are compensated by the Tribe at an agreed rate of pay commensurate with their duties and responsibilities. Such rate cannot be diminished during a judge's tenure.

  Below is a description of certain information regarding judges currently serving on the Gaming Disputes Court:

  Paul M. Guernsey, Chief Judge. Age: 51. Judge Guernsey has served on the Gaming Disputes Court since 1996. He was appointed Acting Chief Judge in November 1999 and appointed as Chief Judge in January 2000. Judge Guernsey has also served as Fact Finder for the New London Judicial District from 1990 to 1992 and as Attorney State Trial Referee, Judicial District of New London since 1992.

  F. Owen Eagan, Judge. Age: 70. Judge Eagan was appointed to the Gaming Disputes Court in 1996. He served as U.S. Magistrate Judge from 1975 to 1996 and was formerly Assistant U.S. Attorney for the District of Connecticut and U.S. Attorney for the District of Connecticut. He is currently an adjunct law faculty member at Western New England School, a position he has held since 1987.

  Frank A. Manfredi, Judge. Age: 50. Judge Manfredi was appointed to the Gaming Disputes Court in 2001. He has been a partner at Cotter, Greenfield, Manfredi & Lanes, P.C. since 1983. Judge Manfredi has also served as State of Connecticut Attorney Trial Referee since 1993, State of Connecticut Attorney Fact Finder since 1992 and Town Attorney for the Town of Preston since 1988.

  Thomas B. Wilson, Judge. Age: 61. Judge Wilson was appointed to the Gaming Disputes Court in 1996. He has been a partner and director at Suisman, Shapiro, Wool, Brennan & Gray, P.C. since 1967. Judge Wilson has also served as State Attorney Trial Referee since 1988 and as Town Attorney for the Town of Ledyard from 1971 to 1979, 1983 to 1991 and 1995 to the present.

                             GOVERNMENT REGULATION

General

  The Authority is subject to special federal, state and tribal laws applicable to both commercial relationships with Indians generally and to Indian gaming and the management and financing of Indian casinos specifically. In addition, the Authority is regulated by federal and state laws applicable to the gaming industry generally and to the distribution of gaming equipment. The following description of the regulatory environment in which gaming takes place and in which the Authority operates is only a summary and not a complete recitation of all applicable law. Moreover, since this particular regulatory environment is more susceptible to changes in public policy considerations than others, it is impossible to predict how particular provisions will be interpreted from time to time or whether they will remain intact. Changes in such laws could have a material adverse impact on the Authority's operations. See "Risk Factors."

Tribal Law and Legal Systems

 Applicability of State and Federal Law

  Federally recognized Indian tribes are independent governments, subordinate to the United States, with sovereign powers, except as those powers may have been limited by treaty or by the United States Congress. The power of Indian tribes to enact their own laws to regulate gaming derives from the exercise of tribal sovereignty. Indian tribes maintain their own governmental systems and often their own judicial systems. Indian tribes have the right to tax persons and enterprises conducting business on Indian lands, and also have the right to require licenses and to impose other forms of regulations and regulatory fees on persons and businesses operating on their lands.

  Absent the consent of the Tribe or the United States Congress, the laws of the State of Connecticut do not apply to the Tribe or the Authority. Under the federal law that recognizes the Tribe, the Tribe consented to the extension of Connecticut criminal law and Connecticut state traffic controls over Mohegan Sun.

 Waiver of Sovereign Immunity; Jurisdiction; Exhaustion of Tribal Remedies

  Indian tribes enjoy sovereign immunity from unconsented suit similar to that of the states and the United States. In order to sue an Indian tribe (or an agency or instrumentality of an Indian tribe, such as the Authority), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Further, in most commercial disputes with Indian tribes, the jurisdiction of the federal courts, which are courts of limited jurisdiction, may be difficult or impossible to obtain. A commercial dispute is unlikely to present a federal question, and some courts have ruled that an Indian tribe as a party is not a citizen of any state for purposes of establishing diversity jurisdiction in the federal courts. State courts may also lack jurisdiction over suits brought by non-Indians against Indian tribes in Connecticut. The remedies available against an Indian tribe also depend, at least in part, upon the rules of comity requiring initial exhaustion of remedies in tribal tribunals and, as to some judicial remedies, the tribe's consent to jurisdictional provisions contained in the disputed agreements. The United States Supreme Court has held that where a tribal court exists, jurisdiction in that forum must first be exhausted before any dispute can be properly heard by federal courts which would otherwise have jurisdiction. Where a dispute as to the jurisdiction of the tribal forum exists, the tribal court must first rule as to the limits of its own jurisdiction.

  In connection with the exchange notes, the Tribe and the Authority agreed to waive their sovereign immunity from unconsented suit to permit any court of competent jurisdiction to (1) enforce and interpret the terms of the exchange notes and the Indenture, and award and enforce the award of damages owing as a consequence of a breach thereof, whether such award is the product of litigation, administrative proceedings, or arbitration, (2) determine whether any consent or approval of the Tribe or the Authority has been improperly granted or unreasonably withheld; (3) enforce any judgment prohibiting the Tribe or the Authority from taking any action, or mandating or obligating the Tribe or the Authority to take any action, including a judgment compelling the Tribe or Authority to submit to binding arbitration; and (4) adjudicate any claim under the Indian Civil Rights Act of 1968, 25 U.S.C. (S) 1302 (or any successor statute).

The Indian Gaming Regulatory Act of 1988

 Regulatory Authority

  The operation of casinos, and of all gaming on Indian land, is subject to the Indian Gaming Regulatory Act of 1988. The Indian Gaming Regulatory Act ("IGRA") is administered by the National Indian Gaming Commission, an independent agency, within the U.S. Department of Interior, which exercises primary federal regulatory responsibility over Indian gaming. The National Indian Gaming Commission ("NIGC") has exclusive authority to issue regulations governing tribal gaming activities, approve tribal ordinances for regulating Class II and Class III Gaming (as described below), approve management agreements for gaming facilities, conduct investigations and generally monitor tribal gaming. Certain responsibilities under IGRA (such as the approval of per capita distribution plans to tribal members and the approval of transfer of lands into trust status for gaming) are retained by the Bureau of Indian Affairs (the "BIA"). The BIA also has responsibility to review and approve land leases and other agreements relating to Indian lands. Criminal enforcement is the exclusive responsibility of the United States Department of Justice, except to the extent such enforcement responsibility is shared with the State of Connecticut under the Mohegan Compact and under the federal law that recognizes the Tribe.

  The NIGC is empowered to inspect and audit all Indian gaming facilities, to conduct background checks on all persons associated with Class II Gaming, to hold hearings, issue subpoenas, take depositions, adopt regulations and assess fees and impose civil penalties for violations of IGRA. IGRA also prohibits illegal gaming on Indian land and theft from Indian gaming facilities. The NIGC has adopted rules implementing specific provisions of IGRA. These rules govern, among other things, the submission and approval of tribal gaming ordinances or resolutions and require an Indian tribe to have the sole proprietary interest in and responsibility for the conduct of any gaming. Tribes are required to issue gaming licenses only under articulated standards, to conduct or commission financial audits of their gaming enterprises, to perform or commission background investigations for primary management officials and key employees and to maintain their facilities in a manner that adequately protects the environment and the public health and safety. These rules also set out review and reporting procedures for tribal licensing of gaming operation employees.

  Additionally, the NIGC established the Minimum Internal Control Standards ("MICS") that require each tribe or its designated tribal government body or agency to establish and implement tribal MICS by February 4, 2000. The Authority is in compliance with all of the MICS.

 Tribal Ordinances

  Under IGRA, except to the extent otherwise provided in a tribal-state compact, Indian tribal governments have primary regulatory authority over Class III Gaming on land within a tribe's jurisdiction. Therefore, the Authority's gaming operations, and persons engaged in gaming activities, are guided by and subject to the provisions of the Tribe's ordinances and regulations regarding gaming.

  IGRA requires that the NIGC review tribal gaming ordinances and authorizes the NIGC to approve such ordinances only if they meet specific requirements relating to (1) the ownership, security, personnel background, recordkeeping and auditing of a tribe's gaming enterprises; (2) the use of the revenues from such gaming; and (3) the protection of the environment and the public health and safety. The Tribe adopted its gaming ordinance in July 1994, and the NIGC approved the gaming ordinance in November 1994.

 Classes of Gaming

  IGRA classifies games that may be conducted on Indian lands into three categories. "Class I Gaming" includes social games solely for prizes of minimal value or traditional forms of Indian gaming engaged in by individuals as part of, or in connection with, tribal ceremonies or celebrations. "Class II Gaming" includes bingo, pulltabs, lotto, punch boards, tip jars, certain non-banked card games (if such games are played legally elsewhere in the state), instant bingo and other games similar to bingo, if those games are played at the same location where bingo is played. "Class III Gaming" includes all other forms of gaming, such as slot machines, video casino games (e.g., video slots, video blackjack and video poker), so-called "table games" (e.g., blackjack, craps, roulette) and other commercial gaming (e.g., sports betting and pari-mutuel wagering).

  Class I Gaming on Indian lands is within the exclusive jurisdiction of the Indian tribes and is not subject to IGRA. Class II Gaming is permitted on Indian lands if: (1) the state in which the Indian lands lie permits such gaming for any purpose by any person, organization or entity; (2) the gaming is not otherwise specifically prohibited on Indian lands by federal law; (3) the gaming is conducted in accordance with a tribal ordinance or resolution which has been approved by the NIGC; (4) an Indian tribe has sole proprietary interest and responsibility for the conduct of gaming; (5) the primary management officials and key employees are tribally licensed; and (6) several other requirements are met. Class III Gaming is permitted on Indian lands if the conditions applicable to Class II Gaming are met and, in addition, the gaming is conducted in conformance with the terms of a tribal-state compact (a written agreement between the tribal government and the government of the state within whose boundaries the tribe's lands lie).

  With the growth of the Internet and other modern advances, computers and other technology aids are increasingly used to conduct specific kinds of gaming. Congress has considered legislation that limits and/or prohibits gaming conducted over the Internet. The use of technology to conduct gaming operations and a state's ability to regulate such activity have been the subject of several court cases in the past few years with no clear resolution of the issue.

 Tribal-State Compacts

  IGRA requires states to negotiate in good faith with Indian tribes that seek to enter into tribal-state compacts for the conduct of Class III Gaming. Such tribal-state compacts may include provisions for the allocation of criminal and civil jurisdiction between the state and the Indian tribe necessary for the enforcement of such laws and regulations, taxation by the Indian tribe of gaming activities in amounts comparable to those amounts assessed by the state for comparable activities, remedies for breach of compacts, standards for the operation of gaming and maintenance of the gaming facility, including licensing and any other subjects that are directly related to the operation of gaming activities. While the terms of tribal-state compacts vary from state to state, compacts within one state tend to be substantially similar. Tribal-state compacts usually specify the types of permitted games, establish technical standards for video gaming machines, set maximum and minimum machine payout percentages, entitle the state to inspect casinos, require background investigations and licensing of casino employees and may require the tribe to pay a portion of the state's expenses for establishing and maintaining regulatory agencies. Some tribal-state compacts are for set terms, while others are for indefinite duration. The Mohegan Compact, approved by the Secretary of the Interior in 1994, does not have a specific term and will remain in effect until terminated by written agreement of both parties, or the provisions are modified as a result of a change in applicable law.

  Tribal-state compacts have been the subject of litigation in a number of states, including Alabama, California, Florida, Kansas, Michigan, Mississippi, New Mexico, New York, Oklahoma, Oregon, South Dakota, Texas, Wisconsin and Washington. Tribes frequently seek to enforce the constitutionality of the provision of IGRA which entitles tribes to bring suit in federal court against a state that fails to negotiate a tribal-state compact in good faith. The United States Supreme Court resolved this issue by holding that the Indian commerce clause of IGRA does not grant Congress authority to abrogate sovereign immunity granted to the states under the Eleventh Amendment. Accordingly, IGRA does not grant jurisdiction over a state that did not consent to be sued.

  There has been litigation in a number of states challenging the authority of state governors, under state law, to enter into tribal-state compacts without legislative approval. Federal courts have upheld such authority in Louisiana and Mississippi. The highest state courts of New Mexico, Rhode Island, Kansas, New York, Arizona and Michigan have held that the governors of those states did not have authority to enter into such compacts without the consent or authorization of the legislatures of those states. In the New Mexico and Kansas cases, the courts held that the authority to enter into such compacts is a legislative function under their respective state constitutions. The court in the New Mexico case also held that state law does not permit casino-style gaming.

  In Connecticut, there has been no litigation challenging the governor's authority to enter into tribal-state compacts. If such a suit were filed, however, the Tribe does not believe that the precedent in the New Mexico or Kansas cases would apply. The Connecticut Attorney General has issued a formal opinion which states that "existing [state] statutes provide the Governor with the authority to negotiate and execute the . . . [Mohegan] Compact." Thus, the Attorney General therefore declined to follow the Kansas case. In addition, the United States Court of Appeals for the Second Circuit has held, in a case brought by the Mashantucket Pequot Tribe, that Connecticut law authorizes casino gaming. After execution of the Mohegan Compact, the Connecticut Legislature passed a law requiring that future gaming compacts be approved by the legislature, but that law does not apply to previously executed compacts such as the Mohegan Compact.

  The Authority's operation of gaming is subject to the requirements and restrictions contained in the Mohegan Compact. The Mohegan Compact authorizes the Tribe to conduct most forms of Class III Gaming.

 Possible Changes in Federal Law

  Several bills have been introduced in Congress which would amend IGRA. While there have been a number of technical amendments to the law, to date there have been no material changes to IGRA. Any amendment of IGRA could change the governmental structure and requirements within which the Tribe could conduct gaming.

                       DESCRIPTION OF OTHER INDEBTEDNESS

  The following is a summary of the material terms of several of the Authority's other material debt obligations. This summary does not restate in entirety the terms of the agreements under which the Authority incurred this other indebtedness. We urge you to read these agreements because they, and not these summaries, define the rights and obligations of the Authority and, in some cases, the Tribe. Copies of these agreements are included as exhibits to the Registration Statement of which this prospectus forms a part.

Senior Notes

  On March 3, 1999, the Authority issued the Senior Notes with fixed interest payable at a rate of 8 1/8% per annum. The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The Senior Notes mature on January 1, 2006. The Senior Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility. The Senior Notes rank equally in right of payment with 50% of the Authority's payment obligations under the Relinquishment Agreement and rank senior to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement. As of June 30, 2001, accrued interest on the Senior Notes was $8.1 million. See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates" for a further description of the ranking of payments under the Relinquishment Agreement.

Existing Senior Subordinated Notes

  On March 3, 1999, the Authority issued the Existing Senior Subordinated Notes with fixed interest payable at a rate of 8 3/4% per annum. The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the Existing Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The Existing Senior Subordinated Notes mature on January 1, 2009. The Existing Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and 50% of the Authority's payment obligations under the Relinquishment Agreement. The Existing Senior Subordinated Notes rank equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement. As of June 30, 2001, accrued interest on the Existing Senior Subordinated Notes was $13.1 million. See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates" for a further description of the ranking of payments under the Relinquishment Agreement.

Bank Credit Facility

  As of June 30, 2001, the Authority had $274.0 million outstanding under a $500 million reducing, revolving, secured credit facility with a syndicate of lenders led by Bank of America N.A. (formally known as Bank of America National Trust and Savings Association). The Authority draws on the Bank Credit Facility primarily in connection with Project Sunburst. The Bank Credit Facility is secured by a lien on substantially all of the Authority's assets, by a leasehold mortgage on the land and improvements which comprise Mohegan Sun and by each of the Authority's cash operating accounts. The Bank Credit Facility subjects the Authority to a number of restrictive covenants including financial covenants. These financial covenants relate to the permitted maximums of the Authority's total debt and senior debt leverage ratios, its minimum fixed charge coverage ratio and maximum capital expenditures. The Bank Credit Facility includes other affirmative and negative covenants customarily found in loan agreements for similar transactions. Such covenants include provisions that:

  .  the Tribe preserve its existence as a federally recognized Indian tribe;

  . the Tribe causes the Authority to continually operate Mohegan Sun in compliance with all applicable laws;

  . except under specific conditions, the Authority not sell or dispose of assets, incur other debt or contingent obligations, extend credit, make investments or commingle its assets with assets of the Tribe; and

  . permit a construction monitoring services group to inspect and review the proposed expansion and all budgets, plans, designs and specifications on a quarterly basis.

  At the Authority's option, each advance of loan proceeds will accrue interest on the basis of a base rate or on the basis of a one-month, two-month, three-month or six-month London Inter-Bank Offered Rate ("LIBOR") plus, in either case, the applicable spread (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). The applicable spread on a base rate loan as of June 30, 2001 was 0.38%. One-month LIBOR as of June 30, 2001 was 3.86% and the applicable spread on a LIBOR loan was 1.63%. Interest on each LIBOR loan that is for a term of three months or less is due and payable on the last day of the related interest period. Interest on each LIBOR loan that is for a term of more than three months is due and payable on the date which is three months after the date such LIBOR loan was made, every three months thereafter and; in any event, on the last day of the related interest period. Interest on each base rate loan is due and payable quarterly in arrears. Pursuant to the terms of the Bank Credit Facility, the maximum amount that may be borrowed under the Bank Credit Facility will be automatically reduced by $50 million as of the earlier of March 31, 2002 or the last day of the first full fiscal quarter following the completion date of Project Sunburst and by an additional $50 million on the last day of each fiscal quarter thereafter.

                       DESCRIPTION OF THE EXCHANGE NOTES

  The Authority issued the outstanding notes under the Indenture among itself, the Tribe and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the exchange notes are identical in all material respects to the outstanding notes, except that (1) the exchange notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to certain rights of holders of outstanding notes under the Registration Rights Agreement. The terms of the outstanding notes included and the terms of the exchange notes will be those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture (the "Trust Indenture Act"). The exchange notes are subject to all such terms, and holders of the exchange notes should refer to the Indenture and the Trust Indenture Act for a complete statement of applicable terms.

  The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the exchange notes. Copies of the forms of Indenture and Registration Rights Agreement are filed as exhibits to the Registration Statement of which this prospectus forms a part and are available from the Authority upon request. You can find the definitions of certain terms used in this section under the subheading "--Definitions." Reference is made to the Indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided.

  The term "exchange notes" refers to the 8 3/8% Senior Subordinated Notes due 2011 being offered by the Authority in this exchange offer. The term "outstanding notes" refers to the Authority's currently outstanding 8 3/8% Senior Subordinated Notes due 2011 that may be exchanged for the exchange notes. The term "notes" refers to the outstanding notes and the exchange notes, collectively. The term "Indenture" refers to the indenture that applies to both the outstanding notes and the exchange notes.

Ranking

  These exchange notes are:

  .  unsecured general obligations of the Authority;

  . subordinated in right of payment to all existing and future Senior Indebtedness of the Authority, including, without limitation, up to $500 million of indebtedness under the Bank Credit Facility and the Senior Notes;

  . subordinated in a liquidation, bankruptcy or similar proceeding to 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but effectively not subordinated to such payment obligations that are not yet due under the Relinquishment Agreement since the payment obligations under the Relinquishment Agreement cannot be accelerated by their terms;

  . ranked equally in right of payment with the Authority's Existing Senior Subordinated Notes; and

  . ranked equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms.

Subsidiaries

  As of the date of the Indenture, the Authority will have no Subsidiaries. However, the Indenture will permit the Authority to create Subsidiaries and will generally require that these Subsidiaries be designated as

Restricted Subsidiaries (i.e., subject to the terms of the Indenture) unless specific conditions are met. If these conditions are met, the Authority will be permitted to designate a Subsidiary as an Unrestricted Subsidiary, and Unrestricted Subsidiaries will not be subject to many of the restrictive covenants of the Indenture.

Principal, Maturity and Interest

  The Authority will issue the exchange notes under the Indenture in a maximum aggregate principal amount of $150 million. The Authority will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on July 1, 2011.

  Interest on these exchange notes will accrue at the rate of 8 3/8% per year and will be payable semi-annually in arrears on January 1 and July 1, beginning on January 1, 2002. The Authority will make each interest payment to the holders of record of these exchange notes on the immediately preceding December 15 and June 15.

  Interest on these exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subordination

  The payment of principal, premium and interest, if any, on the notes and the Subsidiary Guarantees, if any, will be subordinated to the prior payment in full of all Senior Indebtedness of the Authority including, without limitation, the Senior Notes, Senior Relinquishment Payments and the Bank Credit Facility.

  In the event of any distribution to creditors:

    (1) in a liquidation or dissolution of the Authority or the Tribe;

    (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Authority, the Tribe or their respective property;

    (3) in an assignment for the benefit of creditors; or

    (4) in any marshalling of the Authority's or the Tribe's assets and liabilities;

the holders of Senior Indebtedness will be entitled to receive payment in full of all Obligations due in respect of Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of the notes will be entitled to receive any payment distributions with respect to the notes (except that holders of the notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"); and until all Obligations with respect to such Senior Indebtedness are paid in full, any distributions to which the holders of the notes would be entitled but for the subordination provisions of the Indenture shall be made to holders of Senior Indebtedness (except that holders of the notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

  The Authority also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") until all principal and other Obligations with respect to Senior Indebtedness have been paid in full if:

    (1) a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

    (2) any other default occurs and is continuing on Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Authority or the Representative.

  If the Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for the purposes of this provision unless and until:

    (1) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

    (2) all scheduled payments of principal, premium and interest on the notes that have come due have been paid in full in cash.

  No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

  Payments on the notes may and shall be resumed:

    (1) in the case of a payment default, upon the date on which all Senior Indebtedness is paid in full in cash or such default is cured or waived in writing; and

    (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

  The Authority must promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

  As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Authority or the Tribe, holders of these notes may recover less ratably than holders of Senior Indebtedness. See "Risk Factors--Risks Related to the Authority's Business-- Your right to receive payments on the exchange notes will be junior in priority to the Authority's senior indebtedness. Therefore, if the Authority does not have sufficient funds to pay all of its debts, then the senior debt will be paid before any payment may be made with respect to the notes."

Optional Redemption

  If, at any time after the issue date, any Gaming Regulatory Authority requires a holder or beneficial owner of the notes to be licensed or otherwise qualified under applicable gaming laws in order for the Authority to maintain any of its gaming licenses or franchises and the holder does not obtain such license or qualification within the time periods described in the Indenture and at its own cost and expense, then the Authority will have the right to either:

  . require the holder or beneficial owner of the notes to dispose of its notes within the time period specified by the Gaming Regulatory Authority or within 30 days of receipt of the request by such Gaming Regulatory Authority, whichever is shorter; or

  .  redeem the holder's notes at a redemption price equal to the lesser of
     (1) the principal amount of the notes held by the holder, (2) the price paid for the notes by the holder and (3) the current market price of the notes, in each case, including all accrued and unpaid interest and Additional Interest, if any, to the earlier of the redemption date or the date a finding of unsuitability is made by the applicable Gaming Regulatory Authority.

  The Authority will comply with the redemption procedures for the notes described in the Indenture unless otherwise required by a Gaming Regulatory Authority.

  Except as described above, the notes will not be redeemable at the Authority's option prior to July 1, 2006.

  On or after July 1, 2006, the Authority may redeem all or a part of the notes then outstanding upon not less than 30 days but not more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on July 1 of the years indicated below:

    Year                                                              Percentage
    ----                                                              ----------
    2006.............................................................  104.188%
    2007.............................................................  102.792%
    2008.............................................................  101.396%
    2009 and thereafter..............................................  100.000%

Selection and Notice of Redemption

  If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

    (1) if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

    (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

  No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. Notices of redemption may not be conditional.

  If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon surrender and cancellation of the original note. The notes called for redemption become due on the date fixed for redemption at the redemption price. On and after the redemption date, interest ceases to accrue on the notes or portions of them called for redemption.

Repurchase at the Option of Holders

 Change of Control

  If a Change of Control occurs, each holder of the notes will have the right to require the Authority to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder's notes pursuant to a Change of Control Offer. In the Change of Control Offer, the Authority will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of purchase.

  Within 20 business days following any Change of Control, the Authority will mail a notice to each holder (and, unless the Trustee makes the mailing on behalf of the Authority, to the Trustee) describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. If the Authority wishes the Trustee to do the mailing, it will give the Trustee adequate prior notice so that the Trustee may do so. The Authority will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

  On the Change of Control Payment Date, the Authority, to the extent lawful, will:

    (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

    (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

    (3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Authority.

  The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Authority will notify the Trustee and will instruct the Trustee to notify the holders of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the Authority repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

  The Bank Credit Facility prohibits and the Indenture for the Senior Notes (the "Senior Notes Indenture") may prohibit the Authority from purchasing any notes upon a Change of Control. The Bank Credit Facility also provides that particular types of change of control events with respect to the Authority constitute a default under the Bank Credit Facility. Any future credit agreements or other agreements relating to secured indebtedness to which the Authority becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Authority is prohibited from purchasing the notes, the Authority could seek the consent of its lenders and other creditors to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Authority does not obtain such a consent or repay such borrowings, the Authority will remain prohibited from purchasing the notes. In such case, the Authority's failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Bank Credit Facility, the Senior Notes Indenture and the Indenture for the Existing Senior Subordinated Notes (the "Existing Senior Subordinated Notes Indenture").

  The Authority will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Authority and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

 Asset Sales

  The Authority will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

    (1) the Authority (or its Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of; and

    (2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Authority or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

      (a) any liabilities that would appear on the Authority's or such Restricted Subsidiary's balance sheet prepared in accordance with GAAP (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Authority or such Restricted Subsidiary from further liability; and

      (b) any securities, notes or other obligations received by the Authority or any such Restricted Subsidiary from such transferee that are converted by the Authority or such Restricted Subsidiary into cash (to the extent of the cash received) within 30 days of the receipt thereof, provided, however, that the Authority will not be permitted to make any Asset Sale of Key Project Assets.

  Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Authority may apply such Net Proceeds, at its option, to:

    (1) repay permanently term Indebtedness under Credit Facilities of the Authority or any Restricted Subsidiary;

    (2) repay revolving credit Indebtedness under Credit Facilities and correspondingly permanently reduce commitments with respect thereto;

    (3) acquire a majority of the assets of, or a majority of the Voting Stock of, an entity engaged in the Principal Business or a Related Business;

    (4) make capital expenditures or acquire other long-term assets that are used or useful in the Principal Business or a Related Business;

    (5) make an investment in the Principal Business or a Related Business or in tangible long-term assets used or useful in the Principal Business or a Related Business; or

    (6) reduce permanently Indebtedness (including the Senior Notes) that is not Subordinated Indebtedness.

  Pending the final application of any such Net Proceeds, the Authority may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

  Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Authority will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase and will be payable in cash, in accordance with the procedures set forth in the Indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Authority may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such other Indebtedness (to the extent that such other Indebtedness permits such selection) to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Covenants

  Set forth below are several of the covenants that are contained in the Indenture.

 Restricted Payments

  The Authority will not, and the Authority will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

    (1) make any payment on or with respect to any of the Authority's or any of its Restricted Subsidiaries' Equity Interests;

    (2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interest in the Authority held by the Tribe or any Affiliate of the Tribe;

    (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a payment of interest or principal at Stated Maturity thereof;

    (4) make any payment or distribution to the Tribe (or any other agency, instrumentality or political subunit thereof) or make any general distribution to the members of the Tribe (other than Government Service Payments); or

    (5) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (5) above are collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

    (A) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

    (B) the Authority would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

    (C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Authority and its Restricted Subsidiaries after March 3, 1999 (excluding Restricted Payments permitted by clauses (2), (3), (4) and (5) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Authority for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after March 3, 1999 to the end of the Authority's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds or fair market value (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) of assets or property (other than cash) received by the Authority after March 3, 1999 from capital contributions from the Tribe that bear no mandatory obligation to repay the Tribe, plus (iii) to the extent that any Restricted Investment that was made after March 3, 1999 is sold, liquidated or otherwise disposed of for cash or an amount equal to the fair market value thereof (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), the lesser of (a) the cash return of capital or fair market value amount, as the case may be, with respect to such Restricted Investment (less the cost of disposition, if any) and (b) the initial amount of such Restricted Investment, plus (iv) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after March 3, 1999, the lesser of (x) the fair market value of the Authority's Investment in such Subsidiary as of the date of such redesignation or (y) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

  So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

    (1) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

    (2) the payment of any dividend by a Restricted Subsidiary of the Authority to the holders of its common Equity Interests on a pro rata basis;

    (3) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary of the Authority held by any member of the Authority's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that (a) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any 12-month period and (b) the aggregate amount of all such repurchased, redeemed, acquired or retired Equity Interests shall not in the aggregate exceed $3.0 million;

    (4) the redemption or purchase of Subordinated Indebtedness of the Authority in the event that the holder of such Subordinated Indebtedness has failed to qualify or be found suitable or otherwise be eligible by any Gaming Regulatory Authority to remain a holder of such Subordinated Indebtedness;

    (5) the redemption, defeasance, repurchase or other acquisition or retirement of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent capital contribution from the Tribe (provided that such capital contribution is not counted for purposes of clause (C)(ii) above); and

    (6) any other Restricted Payments in an amount not to exceed $20.0 million at any one time outstanding.

  The Authority may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; provided that in no event shall (i) any entity (including any Subsidiary of the Authority or the Authority or any operating division thereof) engaged in a Principal Business be transferred to or held by an Unrestricted Subsidiary or (ii) any Key Project Assets or Gaming Licenses be transferred to an Unrestricted Subsidiary. In the event of such designation, all outstanding Investments owned by the Authority and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this Restricted Payments covenant unless the Investment constitutes a Permitted Investment. All such outstanding Investments will be deemed to constitute Restricted Payments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Authority may redesignate an Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not otherwise cause a Default.

  The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Authority or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Management Board whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Authority shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Restricted Payments covenant were computed.

 Ranking of Payments Under the Relinquishment Agreement

  The Authority will not designate the Senior Relinquishment Payments (as defined in the Relinquishment Agreement) as Designated Senior Indebtedness and the Authority will not amend Section 6.2 of the Relinquishment Agreement in a manner adverse to the holders of the notes.

 Incurrence of Indebtedness and Issuance of Preferred Stock

  The Authority will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and the Authority will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Authority may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and the Authority's Subsidiaries may incur Indebtedness or issue preferred stock if the Fixed Charge Coverage Ratio for the Authority's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period. Notwithstanding the foregoing, the Authority will not issue any Disqualified Stock or any type of Capital Stock that would violate IGRA.

  So long as no Default or Event of Default shall have occurred and be continuing, or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness:

    (1) the incurrence by the Authority or its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to Credit Facilities; provided that the aggregate principal amount of all such Indebtedness and letters of credit outstanding under all Credit Facilities, after giving effect to such incurrence (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Authority thereunder), does not exceed $500 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Authority or any of its Restricted Subsidiaries since March 3, 1999 to repay Indebtedness under Credit Facilities pursuant to the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

    (2) the incurrence by the Authority and its Restricted Subsidiaries of the Existing Indebtedness;

    (3) the incurrence by the Authority of Indebtedness represented by the notes in an aggregate principal amount of $150 million;

    (4) the incurrence by the Authority or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price of furniture, fixtures, equipment or similar assets used or useful in the business of the Authority or such Restricted Subsidiary not to exceed 100% of the lesser of cost and fair market value of the assets financed and, in an aggregate principal amount under this clause not to exceed $25.0 million at any time outstanding;

    (5) the incurrence by the Authority or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, renew, extend, defease or replace Indebtedness that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clause (1), (2), (3) or (4) of this paragraph;

    (6) the incurrence by the Authority or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

    (7) the guarantee by the Authority or any of its Restricted Subsidiaries of any Indebtedness of the Authority or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

    (8) the incurrence by a Wholly Owned Restricted Subsidiary of Indebtedness owed to another Wholly Owned Restricted Subsidiary or to the Authority; provided that if at any time any such Wholly Owned Restricted Subsidiary ceases to be a Wholly Owned Restricted Subsidiary, any such Indebtedness shall be deemed to be an incurrence of Indebtedness for the purposes of this covenant;

    (9) the incurrence by the Authority or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (9), not to exceed $25.0 million; or

    (10) the incurrence by the Authority's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Authority that was not permitted by this clause (10).

  For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (10) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Authority shall, in its sole discretion, classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant.

 Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

  The Authority:

    (1) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Authority to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Authority to any Person (other than the Authority or another Wholly Owned Restricted Subsidiary of the Authority), unless

      (a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary and

      (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales," and

    (2) will not permit any Wholly Owned Restricted Subsidiary of the Authority to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Authority or a Wholly Owned Restricted Subsidiary of the Authority.

 Liens

  The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of its property or assets, or any proceeds therefrom, which secures either:

    (a) Subordinated Indebtedness, unless the notes are secured by a Lien on such property, assets or proceeds, which Lien is senior in priority to the Liens securing such Subordinated Indebtedness or

    (b) pari passu Indebtedness, unless the notes are equally and ratably secured with the Liens securing such pari passu Indebtedness.

 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  Except as set forth in the next paragraph, the Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

    (1) pay dividends or make any other distributions on its Capital Stock to the Authority or any of the Authority's Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Authority or any of the Authority's Restricted Subsidiaries;

    (2) make loans or advances to the Authority or any of the Authority's Restricted Subsidiaries; or

    (3) transfer any of its properties or assets to the Authority or any of the Authority's Restricted Subsidiaries.

  The restrictions in the preceding paragraph will not apply to encumbrances or restrictions existing under or by reason of:

    (1) Existing Indebtedness as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the Indenture;

    (2) the Indenture and the notes;

    (3) the Credit Facilities;

    (4) applicable law;

    (5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Authority or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

    (6) customary non-assignment provisions in leases or other contracts entered into in the ordinary course of business and consistent with past practices;

    (7) purchase money obligations (including, without limitation, Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

    (8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

    (9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

    (10) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limit the right of the Authority or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

    (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

    (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

 Transactions with Affiliates

  The Authority will not, and the Authority will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

    (1) such Affiliate Transaction is on terms that are no less favorable to the Authority or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Authority or such Restricted Subsidiary with an unrelated Person; and

    (2) the Authority delivers to the Trustee:

      (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Management Board set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Management Board; and

      (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Authority or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

  The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the preceding paragraph:

    (1) any employment agreement or arrangement entered into by the Authority or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Authority or such Restricted Subsidiary;

    (2) transactions between or among the Authority and/or its Restricted Subsidiaries;

    (3) payment of reasonable Management Board fees to members of the Management Board;

    (4) transactions with Persons in whom the Authority owns any Equity Interests, so long as the remaining equity holders of such Person are not Affiliates of the Authority or any of its Subsidiaries;

    (5) Government Service Payments;

    (6) transactions pursuant to the Development Services Agreement, the Relinquishment Agreement and the Side Letters;

    (7) Restricted Payments or Permitted Investments that are made in compliance with the covenant described above under the caption "-- Restricted Payments;" and

    (8) contractual arrangements existing on the date of the Indenture and any renewals, extensions and modifications thereof that are not materially adverse to holders.

 Subsidiary Guarantees

  If the Authority acquires or creates any Restricted Subsidiary after the date of the Indenture, then that newly acquired or created Restricted Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture satisfactory to the Trustee and deliver an Opinion of Counsel to the Trustee within 20 business days of the date on which it is acquired or created.

  The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. Any Subsidiary Guarantees will be subordinated to Senior Indebtedness in the same manner and to the same extent as the notes.

  No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such

Subsidiary Guarantor unless: (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

  The Indenture will permit the merger of one or more Subsidiary Guarantors with or into another Subsidiary Guarantor or with or into the Authority; provided that in the case of a merger with or into the Authority, the Authority is the surviving entity.

  In the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or if a Subsidiary Guarantor is designated as an Unrestricted Subsidiary, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock or a redesignation of such Subsidiary Guarantor) or the entity acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with or the redesignation is accomplished in accordance with the applicable provisions of the Indenture. See "--Repurchase at the Option of Holders--Asset Sales."

  The Authority currently has no Subsidiaries.

 Sale and Leaseback Transactions

  The Authority will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction involving the Resort; provided that the Authority or any of its Restricted Subsidiaries may enter into a sale and leaseback transaction if:

    (1) the Authority or such Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "-- Liens;"

    (2) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Management Board and set forth in an Officers' Certificate delivered to the Trustee, of the property that is subject of such sale and leaseback transaction; and

    (3) the transfer of assets in such sale and leaseback transaction is permitted by, and the Authority applies the proceeds of such transaction in compliance with, the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales."

 Construction

  The Authority will use its commercially reasonable best efforts to cause construction of the Project Sunburst to be prosecuted with diligence and continuity in good and workmanlike manner materially in accordance with the plans relating to Project Sunburst as more fully described in this prospectus.

 Restrictions on Leasing and Dedication of Property

  Except as provided in the next paragraph, the Authority will not lease, sublease, or grant a license, concession or other agreement to occupy, manage or use any material portion of the Authority's property and assets owned or leased by the Authority (each, a "Lease Transaction").

  The first paragraph of this covenant will not prohibit any of the following Lease Transactions:

    (1) the Authority may enter into a Lease Transaction with respect to any space with any Person (including, without limitation, a lease in connection with the Project Sunburst for the purpose of developing, constructing, operating and managing retail establishments within the Resort), provided that:

      (a) such Lease Transaction will not materially interfere with, impair or detract from the operations of the Resort;

      (b) such Lease Transaction contains rent and such other terms such that the Lease Transaction, taken as a whole is commercially reasonable in light of prevailing or comparable transactions in other casinos, hotels, attractions or shopping venues; and

      (c) such Lease Transaction complies with all applicable law, including obtaining any consent of the BIA, if required;

    (2) the Lease and any amendments, extensions, modifications or renewals thereof which are not materially adverse to the holders;

    (3) the Authority may enter into a management or operating agreement with respect to any of the Authority's property and assets with any Person; provided that:

      (a) the manager or operator has experience in managing or operating similar operations; and

      (b) such management or operating agreement is on commercially reasonable and fair terms to the Authority; and

    (4) the Relinquishment Agreement, the Development Services Agreement and the Side Letters with the Manager and any amendments, extensions, modifications or renewals thereof which are not materially adverse to the holders.

  No Lease Transaction may provide that the Authority may subordinate its leasehold or fee interest to any lessee or any financing party of any lessee, and no person other than the Authority may conduct gaming or casino operations on any property that is the subject of a Lease Transaction.

 No Senior Subordinated Indebtedness

  Notwithstanding the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," (1) the Authority will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Authority and senior in any respect in right of payment to the exchange notes and (2) no Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor and senior in any respect in right of payment to such Subsidiary Guarantor's Subsidiary Guarantee.

 Covenants of the Tribe

  Set forth below are several of the covenants of the Tribe contained in the Indenture.

  The Tribe shall not, and shall not permit any of its representatives, political subunits or councils, agencies or instrumentalities, directly or indirectly, except as required by federal or state law, to do any of the following:

    (1) increase or impose any tax or other payment obligation on the Authority or on any patrons of, or any activity at, the Resort other than:

      (a) payments that are due under any agreement in effect on the Closing Date or payments which are not materially adverse to the economic interests of holders of the notes;

      (b) payments that the Authority has agreed to reimburse each holder for the economic effect thereof, if any;

      (c) payments that correspondingly reduce the Restricted Payments otherwise payable to the Tribe;

      (d) pursuant to the Tribal Tax Code; or

      (e) Government Service Payments;

    (2) amend the terms of the Lease in any material manner that would be materially adverse to the economic interests of holders of the notes;

    (3) amend the Tribal Gaming Ordinance in effect on the Closing Date (unless any such amendment is a legitimate effort to ensure that the Authority and the Resort conduct gaming operations in a manner that is consistent with applicable laws, rules and regulations or that protects the environment, the public health and safety, or the integrity of the Authority or the Resort), restrict or eliminate the exclusive right of the Authority to conduct gaming operations on any property owned or controlled by the Tribe in a manner that would be materially adverse to the economic interests of holders; or

    (4) take any other action, enter into any agreement, amend its constitution or enact any ordinance, law, rule or regulation that would have a material adverse effect on the economic interests of holders.

  The Tribe shall comply with all material terms of the Construction Reserve Disbursement Agreement and shall not amend and shall not permit any of its representatives, political subunits or councils, agencies or instrumentalities, directly or indirectly, to amend, except as required by federal or state law, such Construction Reserve Disbursement Agreement in a manner that would have a material adverse effect on the economic interests of holders.

  Moreover, except with the consent of a majority in interest of holders or as required by federal or state law, the Tribe shall not, and shall not permit any of its representatives, political subunits or councils, agencies, instrumentalities, to, directly or indirectly impose, tax or otherwise make a charge on the notes, the Indenture or any payments or deposits to be made thereunder.

  Upon any payment or distribution of assets upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Authority or the Resort, the holders of the exchange notes shall be entitled to receive payment in full in respect of all principal, premium, interest and other amounts owing in respect of the notes before any payment or any distribution to the Tribe.

 Use of Proceeds

  The Authority will use the net proceeds of the notes only for Permitted Proceed Uses.

 Gaming Licenses

  The Authority will use its commercially reasonable best efforts to obtain and retain in full force and effect at all times all Gaming Licenses necessary for the operation of the Resort, provided, that, if in the course of the exercise of its governmental or regulatory functions the Authority is required to suspend or revoke any consent, permit or license or close or suspend any operation or any part of the Resort as a result of any noncompliance with the law, the Authority will use its commercially reasonable best efforts to promptly and diligently correct such noncompliance or replace any personnel causing such noncompliance so that the Resort will be open and fully operating.

  The Authority shall file with the Trustee and provide holders of notes any notice of Violation, Order of Temporary Closure, or Assessment of Civil Fines, from the NIGC pursuant to 25 C.F.R. Part 573 or 575 or any successor provision, and any Notice of Non-Compliance issued by, or cause of action commenced by, the State of Connecticut under Section 13 of the Compact, or any successor provision.

 Ownership Interests in the Authority

  Neither the Tribe nor the Authority shall permit any Person other than the Tribe to acquire any Ownership Interest whatsoever in the Authority.

 Existence of the Authority and Maintenance of the Lease

  The Authority shall, and shall cause each of its Restricted Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect their respective existence, in accordance with their respective organizational documents and their respective rights (contractual, charter and statutory), licenses and franchises; provided, however, that neither the Authority nor any Restricted Subsidiary shall be required to preserve, with respect to itself, any license, right or franchise and, with respect to its Restricted Subsidiaries, any such existence, license, right or franchise, if its Management Board or Board of Directors, or other governing body or officers authorized to make such determination, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Authority or any Restricted Subsidiary, and that the loss thereof is not adverse in any material respect to the holders. In addition, the Authority shall do, or cause to be done, all things necessary to perform any material covenants set forth in the Lease in order to keep the Lease in full force and effect.

 Liquidation or Dissolution

  The Authority shall not sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more transactions. The Authority shall not consolidate or merge with or into any other Person.

 Limitations on Lines of Business

  The Authority shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any business other than the Principal Business or a Related Business.

 Maintenance of Insurance

  Until the notes have been paid in full, the Authority shall maintain insurance with responsible carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, set insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, property and casualty.

  Customary insurance coverage shall be deemed to include the following:

    (1) workers' compensation insurance to the extent required to comply with all applicable state, territorial, or United States laws and regulations, or the laws and regulations of any other applicable jurisdiction;

    (2) comprehensive general liability insurance with minimum limits of $2.0 million;

    (3) umbrella or bumbershoot liability insurance providing excess liability coverages over and above the foregoing underlying insurance policies up to a minimum limit of $100.0 million; and

    (4) property insurance protecting the property against loss or damage by fire, lightning, wind-storm, tornado, water damage, vandalism, riot, earthquake, civil commotion, malicious mischief, hurricane, and such other risks and hazards as are from time to time covered by an "all-risk" policy or a property policy covering "special" causes of loss (such insurance shall provide coverage of not less than 100% of actual replacement value (as determined at each policy renewal based on the F.W. Dodge Building Index or some other recognized means) of any improvements and with a deductible no greater than $500,000 (other than earthquake insurance, for which the deductible may be up to 10% of such replacement value)).

 Payments for Consent

  The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes, as the case may be, unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 Designation of Designated Senior Indebtedness Under the Relinquished Agreement

  The Authority will not designate any indebtedness as "Designated Senior Indebtedness" under the Relinquishment Agreement that is not also designated as Designated Senior Indebtedness under the Indenture.

Methods of Receiving Payments on the Notes

  If a holder that holds at least $1.0 million in principal amount of notes has given wire transfer instructions to the Authority, the Authority will make all principal, premium and interest payments, including Additional Interest payments, if any, on those notes in accordance with those instructions. All other payments on these notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Authority elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

  The Trustee initially will act as Paying Agent and Registrar. The Authority may change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Authority may act as Paying Agent or Registrar.

Transfer and Exchange

  A holder may transfer or exchange the notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Authority may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Authority is not required to transfer or exchange any note selected for redemption. Also, the Authority is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

  The registered holder of a note will be treated as the owner of it for all purposes.

Reports

  Whether or not required by the SEC, so long as any notes are outstanding, the Authority will furnish to the holders of notes and the Trustee within 15 days after the end of the time periods specified in the SEC's rules and regulations for filings of current, quarterly and annual reports:

    (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Authority were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Authority and its consolidated Subsidiaries

  (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Authority and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Authority, to the extent that would be required by the rules, regulations or interpretive positions of the SEC) and, with respect to the annual information only, a report thereon by the Authority's independent public accountants; and

    (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Authority were required to file such reports.

  In addition, in the event that the Authority consummates an exchange offer, whether or not required by the rules and regulations of the SEC, the Authority will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

  In addition, the Authority has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

  The Authority shall file with the Trustee and provide to holders of notes, within 15 days after it files them with the NIGC, copies of all reports which the Authority is required to file with the NIGC pursuant to 25 C.F.R. Part 514.

Events of Default and Remedies

  Each of the following is an Event of Default:

    (1) default by the Authority for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

    (2) default by the Authority in payment when due of the principal of or premium, if any, on the notes;

    (3) failure by the Authority or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Asset Sales" or "--Covenants--Liquidation or Dissolution;"

    (4) failure by the Authority or any of its Restricted Subsidiaries for
  (i) 30 days after notice to the Authority by the Trustee or the holders of at least 25% in outstanding principal amount of the notes to comply with the provisions described under "--Covenants--Restricted Payments" or "-- Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" or
  (ii) 60 days after notice to the Authority by the Trustee or the holders of at least 25% in outstanding principal amount of the notes to comply with any covenant, representation, warranty or other agreements in the Indenture or the notes;

    (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Authority or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Authority or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

      (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

      (b) results in the acceleration of such Indebtedness prior to its express maturity; and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

    (6) failure by the Authority or any of its Restricted Subsidiaries to pay final judgments in amounts not covered by insurance or not adequately reserved for in accordance with GAAP aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed (by reason of pending appeal or otherwise) for a period of 60 days;

    (7) certain events of bankruptcy or insolvency with respect to the Authority or any of its Restricted Subsidiaries;

    (8) revocation, termination, suspension or other cessation of effectiveness of any Gaming License which results in the cessation or suspension of gaming operations for a period of more than 90 consecutive days at the Resort;

    (9) cessation of gaming operations for a period of more than 90 consecutive days at the Resort (other than as a result of a casualty loss);

    (10) the Lease ceases to be in full force and effect; and

    (11) failure by the Tribe to comply with the provisions described under "--Covenants--Covenants of the Tribe" for 30 days after notice to the Authority and the Tribe by the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply.

  In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Authority, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all notes then outstanding will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in outstanding principal amount of the notes may declare all the notes to be due and payable immediately. The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

  Holders of the notes may not enforce their Indenture or the notes except as provided in the Indenture. Subject to specific limitations, holders of a majority in outstanding principal amount of the notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in the interests of the holders of the notes.

  The holders of not less than a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes (including in connection with an offer to purchase) (provided, however, that the holders of a majority in aggregate principal amount of the notes then outstanding may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

  In the case of any Event of Default which occurs on or after July 1, 2006 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Authority with the intention of avoiding payment of the premium that the Authority would have had to pay if the Authority then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to July 1, 2006 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Authority with the intention of avoiding the prohibition on redemption of the notes prior to July 1, 2006, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

  The Authority will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Authority will be required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Stockholders and
Members

  Neither the Tribe nor any director, officer, office holder, employee, agent, representative or member of the Authority or the Tribe or holder of an Ownership Interest of the Authority, any Subsidiary Guarantor or the Tribe, as such, shall have any liability for any obligations of the Authority under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

  Upon compliance with the conditions set forth below, the Authority may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes then outstanding, ("Legal Defeasance"), except for:

    (1) the rights of holders of the notes then outstanding to receive payments in respect of the principal of, premium, if any, and interest and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

    (2) the Authority's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

    (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Authority's obligations in connection therewith; and

    (4) the Legal Defeasance provisions of the Indenture.

  In addition, upon compliance with the conditions set forth below, the Authority may, at its option and at any time, elect to have the obligations of the Authority released with respect to particular covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

  The following are the conditions to the exercise of either Legal Defeasance or Covenant Defeasance:

    (1) the Authority shall have irrevocably deposited with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Additional Interest on the notes then outstanding on the stated maturity or on the applicable redemption date, as the case may be, and the Authority must specify whether the notes are being defeased to maturity or to a particular redemption date;

    (2) in the case of Legal Defeasance, the Authority shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

      (a) the Authority has received from, or there has been published by, the Internal Revenue Service a ruling; or

      (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

    (3) in the case of Covenant Defeasance, the Authority shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

    (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

    (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Authority or any of the Authority's Restricted Subsidiaries is a party or by which the Authority or any of the Authority's Restricted Subsidiaries is bound;

    (6) the Authority must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

    (7) the Authority shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Authority with the intent of preferring the holders of the notes over any other creditors of the Authority or with the intent of defeating, hindering, delaying or defrauding creditors of the Authority or others; and

    (8) the Authority shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

  Except as provided in this section, the Authority, the Tribe and the Trustee may amend or supplement the Indenture and the notes with the consent of the holders of at least a majority of the aggregate outstanding principal amount of the notes, provided that without the consent of each holder affected, an amendment or waiver (with respect to any notes held by a non-consenting holder) may not:

    (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

    (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders");

    (3) reduce the rate of or change the time for payment of interest on any note;

    (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

    (5) make any note payable in money other than that stated in the notes;

    (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

    (7) waive a redemption payment with respect to any note (other than a payment required by the provisions in the Indenture described above under the caption "--Repurchase at the Option of Holders"); or

    (8) make any change in the preceding amendment and waiver provisions.

  Without the consent of holders of at least 66 2/3% of the aggregate outstanding principal amount of the notes, the Authority may not amend, alter or waive the provisions set forth in the section entitled "--Repurchase at the Option of Holders--Change of Control." In addition, any waiver or amendment to the provisions of Article 10 of the Indenture (which relates to subordination) will require the consent of holders of at least 75% in aggregate outstanding principal amount of the notes.

  Notwithstanding the foregoing, without the consent of any holder of notes, the Authority and the Trustee may amend or supplement the Indenture or the notes to:

    (1) cure any ambiguity, defect or inconsistency;

    (2) provide for uncertificated notes in addition to or in place of certificated notes;

    (3) provide for the assumption of the Authority's obligations to the holders of the notes in the case of a merger or consolidation or sale of all or substantially all of the Authority's assets;

    (4) make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the Indenture of such holder; or

    (5) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

  If the Trustee becomes a creditor of the Authority or any Guarantor, the Indenture limits its right to obtain payment of claims or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

  The holders of a majority in principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to specific exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

  The Indenture and the notes will be, subject to specific exceptions, governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflicts of law principles thereof (other than Section 5-1401 of the New York General Obligations Law).

Book-Entry, Delivery and Form

  The exchange notes will initially be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, held in book-entry form ("global notes"). The exchange notes will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC"), and DTC or its nominee will initially be the sole registered holder of the exchange notes for all purposes under the Indenture. Except as shown below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  The global notes will be deposited upon issuance with the Trustee as custodian for the DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

  Initially, the Trustee will act as Paying Agent and Registrar. The exchange notes may be presented for registration of transfer and exchange at the offices of the Registrar.

 Depository Procedures

  The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Authority takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

  DTC has advised the Authority that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

  DTC has also advised the Authority that, pursuant to procedures established by it, (1) upon deposit of the global notes, DTC will credit the accounts of Participants with individual beneficial interests in such global notes representing the respective portions of the principal amount of exchange notes held by such Participant and (2) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

  All interests in a global note, may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

  Except as described below, owners of beneficial interest in the global notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

  Payments in respect of the principal of, and premium, if any, Additional Interest, if any, and interest on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Authority and the Trustee will treat the persons in whose names the exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Authority, the Trustee nor any agent of the Authority or the Trustee has or will have any responsibility or liability for (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global notes or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Authority that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Authority. Neither the Authority nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and the Authority and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

  Interest in the global notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "--Same Day Settlement and Payment."

  Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds.

  DTC has advised the Authority that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the global notes for legended exchange notes in certificated form, and to distribute such exchange notes to its Participants.

 Certificated Notes

  In accordance with the Indenture, definitive exchange notes in registered certificated form ("certificated notes") shall be issued in exchange for the outsanding notes in the exchange offer, if requested by a holder of such outstanding note or an owner of such beneficial interest. In addition, beneficial interests in a global note may be exchanged for certificated notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. Also, certificated notes may be issued if (1) DTC (i) notifies the Authority that it is unwilling or unable to continue as depositary for the global notes and the Authority thereupon fails to appoint a successor depositary or (ii) has ceased to be a clearing agency registered under the Exchange Act, (2) the Authority, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes or (3) there shall have occurred and be continuing a Default or Event of Default with respect to the exchange notes. In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

 Same Day Settlement and Payment

  The Indenture will require that payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to exchange notes in certificated form, the Authority will make all payments of principal, premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof that holds at least $1.0 million in principal amount of exchange notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global notes are expected to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Authority expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Exchange Offer; Registration Rights

  The Authority and the initial purchasers entered into the Registration Rights Agreement. The following is a summary of the material provisions of the Registration Rights Agreement. Reference is made to the Registration Rights Agreement for any capitalized terms used in this section for which no definition is provided.

  Pursuant to the Registration Rights Agreement, the Authority agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement and pursuant to the exchange offer, the Authority will offer to the holders of Transfer Restricted Securities, who are able to make the required representations, the opportunity to exchange their Transfer Restricted Securities for exchange notes. If:

    (1) the Authority is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy or

    (2) any holder of Transfer Restricted Securities notifies the Authority prior to the 20th business day following consummation of the exchange offer that:

      (a) it is prohibited by law or SEC policy from participating in the exchange offer or

      (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or

      (c) it is a broker-dealer and owns outstanding notes acquired directly from the Authority or an affiliate of the Authority,

  then the Authority will file with the SEC a Shelf Registration Statement to cover resales of the outstanding notes or exchange notes, as the case may be, by the holders thereof who satisfy specific conditions relating to the provision of information in connection with the Shelf Registration Statement. The Authority will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

  For purposes of the foregoing, "Transfer Restricted Securities" means each outstanding note or exchange notes until:

    (1) the date on which such outstanding note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer,

    (2) following the exchange by a broker-dealer in the exchange offer of an outstanding note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement,

    (3) the date on which such outstanding note or exchange notes, as the case may be, has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or

    (4) the date on which such outstanding note is distributed to the public pursuant to Rule 144 under the Securities Act.

  The Registration Rights Agreement provides that:

    (1) the Authority will file an Exchange Offer Registration Statement with the SEC on or prior to 90 days after the Closing Date,

    (2) the Authority will use its best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 150 days after the Closing Date,

    (3) unless the exchange offer would not be permitted by applicable law or SEC policy, the Authority will commence the exchange offer and use its best efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, the exchange notes in exchange for all outstanding notes tendered prior thereto in the exchange offer and

    (4) if obligated to file the Shelf Registration Statement, the Authority will use its best efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

  If:

    (a) the Authority fails to file the Registration Statement required by the Registration Rights Agreement on or before the date specified for such filing,

    (b) such Registration Statement is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"),

    (c) the Authority fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or

    (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement without being cured within seven days (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Authority will pay Additional Interest to each holder of outstanding notes or exchange notes, as the case may be, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 25 basis points per 90-day period of the principal amount of outstanding notes or exchange notes held by such holder. The amount of the Additional Interest will increase by an additional 25 basis points with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest of 1% per annum of the principal amount of outstanding notes or exchange notes. All accrued Additional Interest will be paid by the Authority on each date on which the payment of Additional Interest is due (which date shall be the next Interest Payment Date as provided in the outstanding notes or exchange notes) to the global note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

  Holders of outstanding notes may be required to make specific representations to the Authority (as described in the Registration Rights Agreement) in order to participate in the exchange offer, and holders of either outstanding notes or exchange notes, as the case may be, will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their outstanding notes or exchange notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

Definitions

  Set forth below are some defined terms used in the Indenture. Reference is made to the Indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means, with respect to any specified Person:

    (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

    (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Additional Interest" means all Additional Interest then owing pursuant to the terms of the notes.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

  "Asset Sale" means:

    (1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Authority and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders--Change of Control" and not by the provisions described above under "--Repurchase at the Option of Holders--Asset Sales;" and

    (2) the issuance by the Authority or any of its Restricted Subsidiaries of Equity Interests of any of the Authority's or its Restricted
  Subsidiaries' Restricted Subsidiaries or the sale by the Authority or any of its Subsidiaries of any Equity Interests in any of their respective Subsidiaries.

  Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

    (1) any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $1.0 million; or
  (b) results in net proceeds to the Authority and its Restricted
  Subsidiaries of less than $1.0 million;

    (2) a transfer of assets between or among the Authority and its Wholly Owned Restricted Subsidiaries;

    (3) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Authority or to another Wholly Owned Restricted Subsidiary;

    (4) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "--Covenants--Restricted Payments;"

    (5) any Event of Loss; and

    (6) any lease or sublease permitted under the covenant described under the caption entitled "--Covenants--Restrictions on Leasing and Dedication of Property."

  The Authority is prohibited from making an Asset Sale of Key Project Assets.

  "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended (or may, at the option of the lessor, be extended). Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

  "Authority" means the Mohegan Tribal Gaming Authority together with any subdivision, agency or subunit that has no separate legal existence from the Mohegan Tribal Gaming Authority, and any successor and assignee thereto.

  "Bank Credit Facility" means that certain Loan Agreement, dated as of March 3, 1999, as amended by and among the Authority, the Tribe, the lenders thereunder and Bank of America, N.A. as Administrative Agent and the Documentation Agent and Syndication Agent referred to therein, including any related notes, guarantees, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

  "BIA" means the Bureau of Indian Affairs.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means:

    (1) in the case of a corporation, corporate stock;

    (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

    (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

    (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; but excluding any interest under the Relinquishment Agreement.

  "Cash Equivalents" means:

    (1) United States dollars;

    (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

    (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;

    (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

    (5) commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within six months after the date of acquisition; and

    (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

  "Change of Control" means the occurrence of any of the following:

    (1) the Authority ceases to be a wholly-owned unit, instrumentality or subdivision of the government of the Tribe;

    (2) the Authority ceases to have the exclusive legal right to operate gaming operations of the Tribe;

    (3) the Authority fails to retain in full force and effect at all times all material governmental consents, permits or legal rights necessary for the operation of the Resort and such failure continues for a period of 90 consecutive days; or

    (4) the Authority sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to, or consolidates or merges with or into any other Person.

  "Compact" means the tribal-state Compact entered into between the Tribe and the State of Connecticut pursuant to the Indian Gaming Regulatory Act of 1988, PL 100-497, 25 U.S.C. 2701 et seq. as the same may, from time to time, be amended, or such other Compact as may be substituted therefor.

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

    (1) an amount equal to any extraordinary loss (including, without limitation, any non-cash charges or losses arising from adjustments relating to the Relinquishment Agreement) plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

    (2) provision for taxes based on the income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

    (3) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations), but excluding interest expense on the Junior Subordinated Notes, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

    (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), non-cash charges associated with equity option plans and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

    (5) non-cash items increasing such Consolidated Net Income for such period (including, without limitation, any non-cash items arising from adjustments relating to the Relinquishment Agreement); minus

    (6) to the extent not included in computing such Consolidated Net Income, any revenues received or accrued by the Authority or any of its Subsidiaries from any Person (other than the Authority or any of its Subsidiaries) in respect of any Investment for such period, all determined on a consolidated basis and in accordance with GAAP.

  Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

  "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

    (1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

    (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

    (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

    (4) the cumulative effect of a change in accounting principles shall be excluded; and

    (5) the Net Income shall be reduced by the amount of payments pursuant to the Relinquishment Agreement, paid or payable, for such period based on five percent of the revenues (as defined in the Relinquishment Agreement) generated in such period.

  "Construction Reserve Disbursement Agreement" means that certain agreement, dated the date of the Indenture, among the Authority, the Tribe and Fleet National Bank, as escrow agent, regarding the disbursement of a $40 million reserve account to pay certain costs in excess of the construction budget.

  "Consumer Price Index" means The Consumer Price Index for All Urban Consumers (CPI-U) for the U.S. City Average for All Items, 1982-1984=100 as compiled and released by the Bureau of Labor Statistics.

  "Credit Facilities" means, with respect to the Authority or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Bank Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the covenant described under the caption entitled "-- Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Designated Senior Indebtedness" means Indebtedness under the Bank Credit Facility and any other Indebtedness permitted under the Indenture the principal amount of which is $20.0 million or more and that has been designated by the Authority as "Designated Senior Indebtedness."

  "Development Services Agreement" means that certain Development Services Agreement dated February 7, 1998 among the Authority, the Tribe and TCA.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is after the date on which the notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Authority to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Authority may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Covenants--Restricted Payments."

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Event of Loss" means, with respect to any property or asset (tangible or intangible, real or personal), any of the following:

    (1) any loss, destruction or damage of such property or asset;

    (2) any institution of any proceedings for the condemnation or seizure of such property or asset or for the exercise of any right of eminent domain;

    (3) any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset; or

    (4) any settlement in lieu of clause (2) or (3) above.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Existing Indebtedness" means up to $501.9 million in aggregate original principal amount of Indebtedness of the Authority (other than Indebtedness under the Bank Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

  "Existing Senior Subordinated Notes" means the Authority's 8 3/4% Senior Subordinated Notes due 2009.

  "Financing Lease" means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

  "Fixed Charge Coverage Ratio" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

  In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

    (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

    (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

    (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

  "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

    (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations; plus

    (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

    (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

    (4) the product of (a) all cash dividend payments or other distributions (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred equity of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the date of the Indenture.

  "Gaming" means any and all activities defined as Class II or Class III Gaming under IGRA or authorized under the Compact.

  "Gaming License" means every license, franchise or other authorization required to own, lease, operate or otherwise conduct gaming activities of the Tribe or the Authority, including, without limitation, all such licenses granted under the Tribal Gaming Ordinance, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

  "Gaming Regulatory Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including, without limitation, any division of the Authority or any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Tribe or the Authority.

  "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

  "Government Service Payments" means (1) an annual payment to the Tribe by the Authority in the amount of $14.0 million, which amount shall be adjusted annually on the last day of each calendar year commencing with the year 2000 by the Consumer Price Index as published for the applicable year and (2) amounts equal to those reflected on each annual audited income statement of the Authority as prepared in accordance with GAAP relating to payment for governmental services (including charges for utilities, police and fire department services, health and emergency medical services, the pro rata portion of Tribal Council costs and salaries attributable to the operations of the Authority, and similar pro rata costs of other tribal departments, in each case, to the extent that the costs of such departments are attributable to the operations of the Authority) by the Authority to the Tribe or any of its representatives, political subunits, councils, agencies or instrumentalities.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Hedging Obligations" means, with respect to any Person:

    (1) the obligations of such Person under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

    (2) the obligations of such Person under other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "IGRA" means the Indian Gaming Regulatory Act of 1988, PL 100-497, U.S.C. 2701 et seq. as same may, from time to time, be amended.

  "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

    (1) borrowed money;

    (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

    (3) banker's acceptances;

    (4) Capital Lease Obligations;

    (5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

    (6) any Hedging Obligations,

  if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person.

  The amount of any Indebtedness outstanding as of any date shall be:

    (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

    (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Authority or any Subsidiary of the Authority sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Authority such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Authority, the Authority shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Covenants--Restricted Payments."

  "Junior Subordinated Notes" means the $90.0 million in aggregate original principal amount (plus any accrued and unpaid interest) of junior subordinated notes of the Authority, all of which were redeemed on January 1, 2000.

  "Key Project Assets" means:

    (1) the Lease and any real property or interest in real property comprising the Resort held in trust for the Tribe by the United States;

    (2) any improvements (including, without limitation, the Resort) to the leasehold estate under the Lease or such real property comprising the Resort (but excluding any obsolete personal property or real property improvements determined by the Authority to be no longer useful to the operations of the Resort); and

    (3) any business records of the Authority or the Tribe relating to the operation of the Resort.

  "Lease" means the Land Lease between the Tribe and the Authority dated September 29, 1995, as the same may be amended in accordance with the terms thereof and of the Indenture.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Management Agreement" means the Amended and Restated Gaming Facility Management Agreement dated August 30, 1995 by and between the Authority and TCA or any successor management agreement thereto.

  "Management Board" means the Management Board of the Authority or any authorized committee of the Management Board of the Authority, as applicable.

  "Management Company" or "Manager" means TCA or a successor permitted pursuant to the Indenture.

  "Management Fee" means the Management Fee under the Management Agreement.

  "Net Income" means, with respect to any Person for any period, the net income
(loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of dividends on preferred interests, excluding, however:

    (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (A) any Asset Sale (including, without limitation, dispositions pursuant to sale leaseback transactions) or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

    (2) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss; less

    (3) in the case of any Person that is a partnership or a limited liability company, the amount of withholding for tax purposes of such Person for such period.

  "Net Proceeds" means the aggregate cash proceeds received by the Authority or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale including, without limitation, legal, accounting and investment banking fees, and sales commissions and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness (other than, in the case of the notes only, the repayment of Senior Indebtedness), secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "NIGC" means the National Indian Gaming Commission.

  "Non-Recourse Debt" means Indebtedness:

    (1) as to which neither the Authority nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or
  (b) is directly or indirectly liable (as a guarantor or otherwise);

    (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Authority or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

    (3) as to which such Indebtedness specifies that the lenders thereunder will not have any recourse to the stock or assets of the Authority or any of its Restricted Subsidiaries.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Ownership Interest" means, with respect to any Person, Capital Stock of such Person or any interest which carries the right to elect or appoint any members of the Management Board or the Board of Directors or other executive office of such Person.

  "Permitted Asset Swap" means the exchange by the Authority or any Restricted Subsidiary of any assets for other assets from a Person; provided that, the assets received in such exchange are believed by the Authority in good faith to be of substantially equivalent value and substantially all of which are either
(i) long term assets that are used or useful in the Principal Business, (ii) cash or (iii) any combination of the foregoing clauses (i) and (ii).

  "Permitted Investments" means:

    (1) any Investment in the Authority or in a Restricted Subsidiary of the Authority that is engaged in a Principal Business or a Related Business;

    (2) any Investment in cash or Cash Equivalents;

    (3) any Investment by the Authority or any Restricted Subsidiary of the Authority in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Authority and a Subsidiary Guarantor, and is engaged in a Principal Business or a Related Business or
  (b) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Authority or a Restricted Subsidiary of the Authority;

    (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the provision of the Indenture described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

    (5) any Investment in any Person engaged in the Principal Business or a Related Business having an aggregate fair market value (as determined in good faith by the Management Board and measured as of the date of such Investment, without giving effect to any subsequent increases or decreases in value) not to exceed $25.0 million at any one time outstanding;

    (6) Government Service Payments;

    (7) payroll advances to employees of the Authority or its Restricted Subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business in an aggregate amount not to exceed $250,000 at any one time outstanding;

    (8) accounts and notes receivable if created or acquired in the ordinary course of business and which are payable or dischargeable in accordance with customary trade terms; and

    (9) Investments related to Hedging Obligations, so long as such Hedging Obligations are not used for speculative purposes.

  "Permitted Junior Securities" means Equity Interests in the Authority or debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness pursuant to the Indenture.

  "Permitted Liens" means:

    (1) Liens securing Indebtedness that was permitted by the terms of the Indenture to be incurred under clauses (1), (2), (4), (5), (6), (7) (to the extent that the Indebtedness so guaranteed is permitted to be secured by the Indenture) and (9) of the second paragraph of the covenant described under the caption entitled "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock;"

    (2) Liens in favor of the Authority or a Restricted Subsidiary;

    (3) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature (including, without limitation, pledges or deposits made in connection with obligatory workers' compensation laws, unemployment insurance or similar laws) incurred in the ordinary course of business;

    (4) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

    (5) Liens existing on the date of the Indenture;

    (6) Liens arising as a result of survey exceptions, title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not interfering with the ordinary conduct of the business of the Authority or any of its Restricted Subsidiaries;

    (7) Liens arising by operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

    (8) Liens incurred as a result of any interest or title of a lessor or lessee under any lease of property (including any Lien granted by such lessor or lessee but excluding any Lien arising in respect of a Financing Lease);

    (9) Liens in favor of the Tribe representing the ground lessor's interest under the Lease;

    (10) Liens on property existing at the time or acquisition thereof by the Authority or a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such acquisition;

    (11) Liens for taxes, assessments or governmental charges, claims or rights that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

    (12) Liens securing Indebtedness permitted under clause (6) of the second paragraph of the covenant described under the caption entitled "-- Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock;" provided that such Liens are no more extensive than the Liens securing the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded thereby;

    (13) Liens incurred in the ordinary course of business of the Authority or a Restricted Subsidiary with respect to obligations that do not exceed $500,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property and materially impair the use thereof in the operation of business by the Authority; provided however, it is acknowledged that Permitted Liens will not include any Lien on the land held in trust for the Tribe by the United States or any real property interest therein, including the buildings, improvements and fixtures, other than the leasehold interest pursuant to the Lease, or which will give the holder thereof a proprietary interest in any gaming activity as prohibited by Section 11(b)(2)(A) of IGRA; and

    (14) Liens created by or resulting from any legal proceeding with respect to which the Authority or a Restricted Subsidiary is prosecuting an appeal proceeding for review and the Authority or such Restricted Subsidiary is maintaining adequate reserves in connection with GAAP.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Authority or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Authority or any of its Restricted Subsidiaries; provided that:

    (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of prepayment premiums and reasonable expenses incurred in connection therewith);

    (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided that if the original maturity date of such Indebtedness is after the Stated Maturity of the notes, then such Permitted Refinancing Indebtedness shall have a maturity at least 180 days after the notes;

    (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

    (4) such Indebtedness is incurred either by the Authority or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

  "Principal Business" means the Class II and Class III casino Gaming (as such terms are defined in IGRA) and resort business and any activity or business incidental, directly related or similar thereto, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto, including any hotel, entertainment, recreation or other activity or business designed to promote, market, support, develop, construct or enhance the casino gaming and resort business operated by the Authority.

  "Project Sunburst" means the project to expand the existing Mohegan Sun casino as more fully described in this prospectus.

  "Related Business" means any business related to the Principal Business.

  "Relinquishment Agreement" means the Relinquishment Agreement dated February 7, 1998 between the Authority and TCA.

  "Representative" means the indenture trustee or other trustee, agent or representative for any Senior Indebtedness.

  "Resort" means the multi-amenity gaming and entertainment resort located in Uncasville, Connecticut and the convention center, retail facilities, arena, hotel and improvements proposed to be constructed adjacent thereto, but excluding (i) any obsolete personal property or real property improvement determined by the Authority to be no longer useful or necessary to the operations or support of the Resort and (ii) any equipment leased from a third party in the ordinary course of business.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Senior Indebtedness" means:

    (1) all Indebtedness outstanding under the Credit Facilities and all Hedging Obligations with respect thereto including, without limitation, all principal, interest, fees and other amounts payable with respect thereto, including any interest which accrues following any bankruptcy or insolvency of the Authority, the Tribe or any Subsidiary Guarantor;

    (2) the Senior Notes;

    (3) any other Indebtedness permitted to be incurred by the Authority under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes;

    (4) all Obligations with respect to the foregoing; and

    (5) at any time the Senior Relinquishment Payments (as defined in the Relinquishment Agreement) to the extent then due and owing pursuant to the terms of the Relinquishment Agreement at such time.

  Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

    (1) any Indebtedness of the Authority to any of its Restricted Subsidiaries or other Affiliates; or

    (2) any Indebtedness that is incurred in violation of the Indenture.

  "Senior Notes" means the Authority's 8 1/8% Senior Notes due 2006.

  "Side Letters" means (i) that certain Side Letter, dated February 7, 1998 regarding the Junior Subordinated Notes, as amended; (ii) that certain Side Letter, dated February 7, 1998 relating to various waivers under the existing Management Agreement; (iii) that certain Side Letter, dated February 7, 1998, regarding the use of TCA personnel following this termination of the Management Agreement; (iv) that certain Side Letter, dated February 22, 1999, regarding the previously proposed exchange of Junior Subordinated Notes for Senior Subordinated Notes; and (v) that certain Side Letter, dated February 22, 1999, regarding the earlier Side Letters, in connection with the defeasance of the Junior Subordinated Notes.

  "Significant Subsidiary" means any subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the Indenture.

  "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid including as a result of any mandatory sinking fund payment or mandatory redemption in the documentation governing such Indebtedness in effect on the date hereof or, if such Indebtedness is incurred after the date of the Indenture, in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

  "Subordinated Indebtedness" means any Indebtedness that by its terms is expressly subordinated in right of payment in any respect to the payment of any obligation on the notes.

  "Subsidiary" means:

    (1) any instrumentality or subdivision or subunit of the Authority that has a separate legal existence or status or whose property and assets would not otherwise be bound to the terms of the Indenture; or

    (2) with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of the shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. The Tribe and any other instrumentality of the Tribe that is not also an instrumentality of the Authority shall not be a Subsidiary of the Authority.

  "Subsidiary Guarantee" means the joint and several guarantee by the Authority's Subsidiaries of the Authority's obligations under the notes, in substantially the form of such Subsidiary Guarantee attached as Exhibit D to the Indenture.

  "Subsidiary Guarantor" means any Subsidiary of the Authority that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture.

  "TCA" means Trading Cove Associates.

  "Tribal Council" means the Tribe's nine member elected council which exercises all the legislative and executive powers of the Tribe.

  "Tribal Gaming Ordinance" means the ordinance and any amendments thereto, and all related or implementing ordinances, including, without limitation, the Gaming Authority Ordinance, enacted on July 15, 1995 which are enacted by the Tribe or authorize and regulate gaming on the Mohegan Reservation pursuant to IGRA.

  "Tribal Tax Code" means any sales, use, room occupancy and related excise taxes, including admissions and cabaret taxes and any other tax (other than income tax) that may be imposed by the State of Connecticut that the Tribe may impose on the Authority, its patrons or operations; provided, however, that the rate and scope of such taxes shall not be more onerous than those imposed by the State of Connecticut.

  "Tribe" means the Mohegan Tribe of Indians of Connecticut, a sovereign tribe recognized by the United States of America pursuant to 25 C.F.R. (S)83.

  "Unrestricted Subsidiary" means any Subsidiary that is designated in writing by the Authority as an Unrestricted Subsidiary, but only to the extent that such Subsidiary:

    (1) has no Indebtedness other than Non-Recourse Debt;

    (2) is not party to any agreement, contract, arrangement or understanding with the Authority or any Restricted Subsidiary of the Authority unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Authority or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Authority;

    (3) is a Person with respect to which neither the Authority nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

    (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Authority or any of its Restricted Subsidiaries; and

    (5) has at least one director on its board of directors that is not a director or executive officer of the Authority or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Authority or any of its Restricted
  Subsidiaries.

  Any such designation by the Management Board shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "--Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Authority as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Authority shall be in default of such covenant). The Authority may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Authority of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

  "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Management Board or Board of Directors, as the case may be, of such Person.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

    (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

    (2) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                              PLAN OF DISTRIBUTION

  Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The Authority has agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Authority will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of one year after the expiration date, the Authority will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal or in an electronic message through DTC's ATOP. The Authority has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the outstanding notes (including any broker-dealers) against specific types of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with regard to the validity of the exchange notes will be passed upon for the Authority by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

  The audited financial statements and schedules of the Authority as of September 30, 2000 and 1999, and for the three fiscal years ended September 30, 2000, 1999 and 1998, appearing in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                       WHERE YOU CAN GET MORE INFORMATION

  The Authority has filed with the SEC a Registration Statement on Form S-4
(Reg. No. 333-      ) with respect to the exchange notes it is offering of
which this prospectus forms a part. This prospectus does not contain all the information contained in the Registration Statement, including exhibits and schedules. You should refer to the Registration Statement, including the exhibits and schedules, for further information about the Authority and the exchange notes it is offering. The Registration Statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

  In addition, the Authority files reports, statements and other information with the SEC. You may read and copy any of these documents at the following public reference facilities maintained by the SEC:

  Public Reference Room    New York Regional Office   Chicago Regional Office
  450 Fifth Street, NW     7 World Trade Center       Citicorp Center
  Washington, DC 20549     Suite 1300                 500 West Madison Street
                           New York, New York 10048   Suite 1400
                                                      Chicago, Illinois 60661-
                                                      2511

  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  The Authority's SEC filings are also available to the public on the SEC's Web Site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-1

Financial Statements

  Balance Sheets as of September 30, 2000 and 1999........................ F-2

  Statements of Income (Loss) for the Years Ended September 30, 2000, 1999
   and 1998............................................................... F-3

  Statements of Capital for the Years Ended September 30, 2000, 1999 and
   1998................................................................... F-4

  Statements of Cash Flows for the Years Ended September 30, 2000, 1999
   and 1998............................................................... F-5

  Notes to Financial Statements........................................... F-6

Review Report of Independent Public Accountants........................... F-17

Unaudited Financial Statements

  Balance Sheets as of June 30, 2001 (unaudited) and September 30, 2000... F-18

  Statements of Income for the Three and Nine Months Ended June 30, 2001
   and 2000 (unaudited)................................................... F-19

  Statements of Capital for the Nine Months Ended June 30, 2001 and 2000
   (unaudited)............................................................ F-20

  Statements of Cash Flows for the Nine Months Ended June 30, 2001 and
   2000 (unaudited)....................................................... F-21

  Notes to Financial Statements........................................... F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Mohegan Tribal Gaming Authority:

  We have audited the accompanying balance sheets of the Mohegan Tribal Gaming Authority (the Authority) as of September 30, 2000 and 1999 and the related statements of income (loss), capital and cash flows for the years ended September 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Authority's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of the Mohegan Tribal Gaming Authority as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended September 30, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Hartford, Connecticut
December 1, 2000

                        MOHEGAN TRIBAL GAMING AUTHORITY

                                 BALANCE SHEETS
                                 (in thousands)

                                                    September 30, September 30,
                                                        2000          1999
                      ASSETS                        ------------- -------------
Current assets:
  Cash and cash equivalents........................  $  115,731    $  276,598
  Defeasance trust asset...........................         --        138,845
  Receivables, net.................................       6,337         3,306
  Due from affiliates..............................       1,648           --
  Inventories......................................       7,577         5,971
  Other current assets.............................       4,478         1,891
                                                     ----------    ----------
    Total current assets...........................     135,771       426,611
Non-current assets:
  Property and equipment, net......................     338,243       287,858
  Construction in process..........................     264,999        52,031
  Trademark, net...................................     123,128       127,423
  Other assets, net................................      23,238        21,039
                                                     ----------    ----------
    Total assets...................................  $  885,379    $  914,962
                                                     ==========    ==========
              LIABILITIES AND CAPITAL
Current liabilities:
  Current portion of capital lease obligations.....  $    4,055    $   12,222
  Defeasance trust liability.......................         --        136,254
  Current portion of relinquishment liability......      56,646        19,073
  Accounts payable and accrued expenses............      57,601        45,827
  Accrued interest payable.........................      10,625        10,625
                                                     ----------    ----------
    Total current liabilities......................     128,927       224,001

Non-current liabilities:
  Capital lease obligations, net of current
   portion.........................................       2,336         7,076
  Long-term debt...................................     500,000       500,000
  Relinquishment liability, net of current portion.     616,234       641,937
                                                     ----------    ----------
    Total liabilities..............................   1,247,497     1,373,014
                                                     ----------    ----------
Commitments and contingencies (Note 12)

Capital:
    Total capital..................................    (362,118)     (458,052)
                                                     ----------    ----------
    Total liabilities and capital..................  $  885,379    $  914,962
                                                     ==========    ==========

   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                          STATEMENTS OF INCOME (LOSS)
                                 (in thousands)

                            For the Year       For the Year       For the Year
                               Ended              Ended              Ended
                         September 30, 2000 September 30, 1999 September 30, 1998
                         ------------------ ------------------ ------------------
Revenues:
  Gaming................      $709,627          $ 641,117          $ 543,870
  Food and beverage.....        47,316             47,907             44,398
  Retail and other......        52,371             36,486             23,195
                              --------          ---------          ---------
    Gross revenues......       809,314            725,510            611,463
  Less--Promotional
   allowances...........       (70,044)           (56,827)           (42,501)
                              --------          ---------          ---------
  Net revenues..........       739,270            668,683            568,962
                              --------          ---------          ---------
Cost and Expenses:
  Gaming................       307,202            273,488            228,542
  Food and beverage.....        23,745             22,218             21,983
  Retail and other......        27,142             22,583             21,180
  General and
   administration.......       127,226            110,919             96,599
  Pre-opening costs.....         5,278                --                 --
  Management fee........        13,634             59,532             47,442
  Depreciation and
   amortization.........        30,739             23,397             17,529
                              --------          ---------          ---------
    Total costs and
     expenses...........       534,966            512,137            433,275
                              --------          ---------          ---------
  Income from
   operations...........       204,304            156,546            135,687
                              --------          ---------          ---------
Other income (expense):
  Relinquishment
   liability
   reassessment.........       (31,843)          (111,885)               --
  Interest and other
   income...............        13,469             11,254              2,633
  Interest expense, net.       (37,799)           (55,595)           (50,172)
  Other expense.........        (1,523)               --                 --
                              --------          ---------          ---------
                               (57,696)          (156,226)           (47,539)
                              --------          ---------          ---------
  Income from continuing
   operations...........       146,608                320             88,148
  Loss from discontinued
   operations...........          (674)              (812)              (569)
                              --------          ---------          ---------
  Income (loss) before
   extraordinary items..       145,934               (492)            87,579
  Extraordinary items...           --             (38,428)          (419,458)
                              --------          ---------          ---------
  Net income(loss)......      $145,934          $ (38,920)         $(331,879)
                              ========          =========          =========

   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                             STATEMENTS OF CAPITAL
                                 (in thousands)

                         For the Year Ended For the Year Ended For the Year Ended
                         September 30, 2000 September 30, 1999 September 30, 1998
                         ------------------ ------------------ ------------------
Beginning balance.......     $(458,052)         $(377,874)         $  23,245
Net income..............       145,934            (38,920)          (331,879)
Capital contribution by
 Tribe..................           --              97,096                --
Distributions to Tribe..       (50,000)          (138,354)           (69,240)
                             ---------          ---------          ---------
Ending balance..........     $(362,118)         $(458,052)         $(377,874)
                             =========          =========          =========



   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                          For the Year Ended For the Year Ended For the Year Ended
                          September 30, 2000 September 30, 1999 September 30, 1998
                          ------------------ ------------------ ------------------
Cash flows provided by
 operating activities:
  Net income (loss).....      $ 145,934          $ (38,920)         $(331,879)
  Adjustments to
   reconcile net income
   (loss) to net cash
   flow provided by
   operating activities:
   Depreciation and
    amortization........         30,739             23,397             17,529
   Loss on early
    extinguishment of
    debt................            --              33,217                332
   Write-off of
    financing fees......            --               5,211                --
   Loss on asset
    disposal............          1,705                453                124
   Provision for losses
    on receivables......            617                679                523
   Relinquishment
    reassessment........         31,843            111,885            419,125
  Changes in operating
   assets and
   liabilities:
   Increase in current
    assets..............         (8,540)            (5,241)            (1,065)
   Increase in current
    liabilities.........         15,864             14,043             26,774
                              ---------          ---------          ---------
   Net cash flows
    provided by
    operating
    activities..........        218,162            144,724            131,463
                              ---------          ---------          ---------
Cash flows used in
 investing activities:
  Purchase of property
   and equipment........        (75,310)           (17,772)           (25,700)
  Increase in
   construction in
   process, net.........       (212,968)           (45,023)            (7,031)
  Decrease in
   construction payable.            --                 --              (3,604)
                              ---------          ---------          ---------
   Net cash flows used
    in investing
    activities..........       (288,278)           (62,795)           (36,335)
                              ---------          ---------          ---------
Cash flows (used in)
 provided by financing
 activities:
  Defeasance liability..       (140,344)               --                 --
  Defeasance trust
   asset................        135,507           (135,507)               --
  Distributions to
   Tribe................        (50,000)          (138,354)           (69,240)
  Payment on capital
   lease obligations....        (12,907)           (11,148)           (13,774)
  Relinquishment
   liability............        (19,973)               --                 --
  Capitalized financing
   fees.................         (3,034)           (20,309)               --
  Proceeds from issuance
   of long-term debt....            --             500,000                --
  Extinguishment of
   Senior Secured Notes.            --            (208,717)               --
  Capital contribution
   by Tribe.............            --              97,096                --
  Proceeds from
   equipment financing..            --                 878              9,772
                              ---------          ---------          ---------
   Net cash flows (used
    in) provided by
    financing
    activities..........        (90,751)            83,939            (73,242)
                              ---------          ---------          ---------
  Net (decrease)
   increase in cash and
   cash equivalents.....       (160,867)           165,868             21,886
  Cash and cash
   equivalents at
   beginning of period..        276,598            110,730             88,844
                              ---------          ---------          ---------
  Cash and cash
   equivalents at end of
   period...............      $ 115,731          $ 276,598          $ 110,730
                              =========          =========          =========
Supplemental
 disclosures:
  Trademark.............      $     --           $     --           $ 130,000
  Cash paid during the
   period for interest..      $  43,558          $  44,981          $  34,763
                              =========          =========          =========



   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                         NOTES TO FINANCIAL STATEMENTS
Note 1--Organization and Basis of Presentation

  The Mohegan Tribal Gaming Authority (the "Authority"), established on July 15, 1995, is an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Tribe"). The Tribe established the Authority with the exclusive power to conduct and regulate gaming activities for the Tribe. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a tribal state compact with the affected state. The Tribe and the State of Connecticut have entered into such a compact (the "Mohegan Compact") that has been approved by the U.S. Secretary of the Interior.

  The Authority is governed by a Management Board, which consists of the nine members of the Tribal Council. The Management Board previously engaged Trading Cove Associates ("TCA"), a Connecticut general partnership, to manage the operation of Mohegan Sun pursuant to a seven year contract (the "Management Agreement"). TCA is 50% owned by Sun Cove Limited, an affiliate of Sun International Hotels Limited ("Sun International"), and 50% owned by Waterford Gaming, L.L.C. The Management Agreement between the Tribe and TCA concluded on January 1, 2000. (See Note 13 for discussion of the Relinquishment Agreement between the Tribe and TCA).

Note 2--Discontinued Operations

  On October 12, 2000, the Authority announced it will discontinue bingo operations in order to build a smoke-free slot area. Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the financial statements of the Authority have been restated to reflect the disposition of bingo operations as discontinued operations. Accordingly, the revenues, costs and expenses have been excluded from the captions in the Statements of Income
(Loss) and have been reported as "Loss from discontinued operations."

Note 3--Summary of Significant Accounting Policies

 Management's Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Authority classifies as cash and cash equivalents all highly liquid investments with a maturity of six months or less when purchased. Cash equivalents are carried at cost, which approximates market value.

 Inventories

  Inventories are stated at weighted average cost.

 Due from Affiliates

  Due from Affiliates represents amounts paid by the Authority on behalf of the Tribe for certain Tribal development projects.

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line basis. Useful life estimates of asset categories are as follows:

   Buildings and land improvements....................................  40 years
   Furniture and equipment............................................ 3-7 years

  The costs of significant improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the determination of income.

 Fair Value of Financial Instruments

  The fair value amounts disclosed below have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures about Fair Values of Financial Instruments" and are not necessarily indicative of the amounts that the Authority could realize in a current market exchange.

  The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued expenses, financing facilities and capital lease obligations approximate fair value.

  At September 30, 2000, the fair value of the Authority's financing facilities is as follows:

   Senior Notes.................................................. $196.0 million
   Senior Subordinated Notes..................................... $294.0 million

 Revenue Recognition

  The Authority recognizes casino revenue as gaming wins less gaming losses. Revenues from food and beverage, retail and special events are recognized at the time the service is performed.

 Promotional Allowances

  The retail value of food, beverage and other services furnished to casino guests, mainly through the use of the Mohegan Sun complimentary program, is included in gross revenues and then deducted as promotional allowances to arrive at net revenues.

  The estimated value of providing such promotional allowances was included in revenues as follows (in thousands):

                       For the Year Ended For the Year Ended For the Year Ended
                       September 30, 2000 September 30, 1999 September 30, 1998
                       ------------------ ------------------ ------------------
   Food and beverage..      $25,466            $26,724            $23,637
   Retail and Other...       44,578             30,103             18,864
                            -------            -------            -------
                            $70,044            $56,827            $42,501
                            =======            =======            =======

 Advertising

  The Authority expenses the production costs of advertising the first time the advertising takes place, with the exception of billboard advertising, which is treated as a prepaid and amortized over the expected period of future benefits.

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Trademarks

  Trademarks are amortized on a straight-line basis over the estimated period of benefit, which has been determined to be 37 years. As of September 30, 2000, the unamortized portion of the trademark is $123.1 million. See Note 13 for further discussion of the trademark.

 Income Taxes

  The Tribe is a sovereign Indian nation with independent legal jurisdiction over its people and its lands. Like other sovereign governments, the Tribe and its entities, including the Authority, is not subject to Federal, state or local income taxes.

 New Accounting Pronouncements

  In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement revises the accounting for derivative financial instruments. The Authority will adopt SFAS No. 133 on October 1, 2000. The impact of the adoption is not expected to have a material impact on the Authority's financial position or results of operations.

  In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," which revises the accounting for start-up costs and will require the expensing of certain costs which the Authority has historically capitalized. The Authority has adopted SOP 98-5 and has recognized its impact as pre-opening costs in its Statement of Income (Loss) for the year ended September 30, 2000.

 Reclassifications

  Certain amounts in the 1998 and 1999 financial statements have been reclassified to conform with the 2000 presentation.

Note 4--Cash and Cash Equivalents

  At September 30, 2000 and 1999, the Authority had cash and cash equivalents of $115.7 million and $276.6 million, respectively, of which, $81.4 million and $237.9 million, respectively, were invested in highly liquid investments with original maturities not to exceed six months. For reporting purposes, cash and cash equivalents include all operating cash, in-house funds, and cash set aside for the expansion of Mohegan Sun ("Project Sunburst").

Note 5--Accounts Receivable

  The Authority maintains an allowance for doubtful accounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections could change. At September 30, 2000 and 1999, the Authority established approximately $736,000 and $834,000, respectively in allowance for doubtful accounts.

                        MOHEGAN TRIBAL GAMING AUTHORITY

Note 6--Property and Equipment, Net

  Components of property and equipment were as follows (in thousands):

                                                     September 30, September 30,
                                                          2000          1999
                                                     ------------- -------------
   Land.............................................   $ 28,581      $ 28,581
   Land improvements................................     44,834        47,297
   Buildings........................................    251,931       185,534
   Furniture and equipment..........................     80,476        73,630
                                                       --------      --------
     Subtotal.......................................    405,822       335,042
   Less: accumulated depreciation...................    (67,579)      (47,184)
                                                       --------      --------
     Property and Equipment, net....................    338,243       287,858
   Construction in Process..........................    264,999        52,031
                                                       --------      --------
   Total Property and Equipment.....................   $603,242      $339,889
                                                       ========      ========

Note 7--Accounts Payable and Accrued Expenses

  Components of accounts payable and accrued expenses were as follows (in thousands):

                                                     September 30, September 30,
                                                          2000          1999
                                                     ------------- -------------
   Trade payables...................................    $ 6,486       $ 6,581
   Construction retainage...........................     11,790         2,126
   Accrued payroll and related taxes and benefits...     15,733        12,583
   Accrued gaming taxes.............................     11,842        10,394
   Other accrued liabilities........................     11,750        14,143
                                                        -------       -------
                                                        $57,601       $45,827
                                                        =======       =======

Note 8--Financing Facilities

  During 1999, the Authority issued $200 million in Senior Notes and $300 million in Senior Subordinated Notes. The proceeds from this financing were used to extinguish the existing Senior Secured Notes, defease the existing Subordinated Notes, pay transaction costs for the financing of the newly issued Senior and Senior Subordinated Notes, and fund initial costs related to the expansion of Mohegan Sun ("Project Sunburst").

  Financing facilities, as described below, consisted of the following (in thousands):

                                                     September 30, September 30,
                                                          2000          1999
                                                     ------------- -------------
   Senior Notes.....................................   $200,000      $200,000
   Senior Subordinated Notes........................    300,000       300,000
                                                       --------      --------
                                                       $500,000      $500,000
                                                       ========      ========

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Senior Secured Notes

  On March 3, 1999, the Authority redeemed the Senior Secured Notes for $220.0 million, including accrued interest of $11.3 million and a tender premium of $33.7 million.

 Subordinated Notes/Defeasance Trust

  At September 30, 1998, the Authority had $90.0 million of subordinated financing from Sun International and Waterford Gaming L.L.C. in the form of notes ("Subordinated Notes") bearing interest at 15% per annum. The Authority had issued $20.0 million of Subordinated Notes to each of Sun International and Waterford Gaming L.L.C., bearing interest at 15.0% per annum. The Authority also had issued $50.0 million of Subordinated Notes to Sun International evidencing draws made by the Authority under the Secured Completion Guarantee provided by Sun International and Waterford Gaming L.L.C. during the initial construction of Mohegan Sun. Sun International held $42.5 million of the Secured Completion Guarantee, and Waterford Gaming L.L.C. held the remaining $7.5 million. The interest rate on the Subordinated Notes issued under the Secured Completion Guarantee was at prime rate plus 1%, which was revised at intervals of six months. The interest rate was 8.75% per annum at September 30, 1999 and 9.5% per annum at September 30, 1998. In November 1999, the interest rate was revised to 9.25% per annum. Interest on the Subordinated Notes was payable semi-annually, provided that all such interest was deferred and would not be paid until at least half of the Senior Secured Notes had been offered to be repurchased or retired, pursuant to the terms of the Senior Secured Notes, and certain other conditions had been fulfilled.

  The Authority has redeemed the outstanding Subordinated Notes for $140.3 million, a price representing 100% of the principal amount plus accrued and unpaid interest, less $500,000 pursuant to the Relinquishment Agreement between the Tribe and TCA (See Note 13). The Authority exercised its rights under the original purchase agreement for the Subordinated Notes to effect a defeasance of these Notes. The Authority established a separate trust account with First Union National Bank, the defeasance agent, in the form of U.S. Government securities, in an amount that was sufficient to redeem the Subordinated Notes plus accrued interest. All Subordinated Notes were held by Sun International Hotels Limited, the parent company of a partner in TCA, and by Waterford Gaming L.L.C., also a partner in TCA. The Authority used the defeasance trust funds to redeem the Subordinated Notes on December 30, 1999.

 Senior Notes

  On March 3, 1999, the Authority issued the $200.0 million Senior Notes with fixed interest payable at a rate of 8.125% per annum. Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The notes mature on January 1, 2006. The Senior Notes are unsecured general obligations of the Authority and rank pari passu in right of payment with all current and future unsecured senior indebtedness of the Authority. However, borrowing under the syndicated $500.0 million Bank Credit Facility and other capital lease obligations are secured by first priority liens on substantially all of the assets of the Authority. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority or the Tribe, the holders of secured debt may be paid in full in cash before any payment may be made with respect to the Senior Notes. A total of 50% of the Relinquishment Agreement (See Note 13) payment to TCA will rank equal in right of payment to the Senior Notes and the remaining 50% of this payment will rank junior in right of payment to the Senior Notes. As of September 30, 2000 and 1999, accrued interest on the Senior Notes was $4.1 million.

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Senior Subordinated Notes

  On March 3, 1999, the Authority issued the $300.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.75% per annum. Interest on the Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The notes mature on January 1, 2009. The Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility (See below), to the Senior Notes and to 50% of the Relinquishment Agreement payment to TCA. The Senior Subordinated Notes rank equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but are effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms. As of September 30, 2000 and 1999, accrued interest on the Senior Subordinated Notes was $6.5 million.

 Bank Credit Facility

  On March 3, 1999, the Authority entered into the $425.0 million Bank Credit Facility, which will mature in March of 2004. The Bank Credit Facility provided the Authority the right to arrange for increases in the Bank Credit Facility to an aggregate amount of $500.0 million within two years subsequent to the closing. In November 1999, the Bank Credit Facility was increased to $459.5 million. On November 30, 2000, the Authority exercised its right to increase the Bank Credit Facility to $500.0 million. The Bank Credit Facility is secured by a lien on substantially all of the Authority's assets, by a leasehold mortgage on the land on which Mohegan Sun is located, and by each of the Authority's cash operating accounts. At the Authority's option, interest will accrue on the basis of a 1-month, 3-month or 6-month London Inter-Bank Offer Rate ("LIBOR") based formula plus applicable spreads. As of September 30, 2000, there were no borrowings outstanding on the Bank Credit Facility. The Bank Credit Facility will automatically reduce by 10% of the commitment as of the earlier of March 31, 2002 or the last full day of the first full fiscal quarter following the completion date of Project Sunburst. The Authority plans to draw on the Bank Credit Facility primarily in connection with Project Sunburst.

  The Authority's debt agreements require, among other restrictions, the maintenance of various financial covenants and terms including a fixed charge coverage ratio, and certain debt leverage ratios. As of September 30, 2000 and 1999, the Authority was in compliance with all financial covenant requirements.

  Subsequent to September 30, 2000, the Authority amended certain financial covenants and capital spending limitations of the Bank Credit Facility. These amendments were effective November 30, 2000.

  On April 7, 2000, the Authority entered into a 36-month hedging transaction. The Authority executed a hedge agreement with a notional amount based on 20% of the estimated draws on the Bank Credit Facility. The transaction, which is effective October 2000, is an interest rate collar with a 7.75% ceiling and a 5.75% floor, based upon one-month LIBOR. The Authority paid a premium of $295,000 for the transaction. On November 20, 2000 the Authority sold this hedging transaction and simultaneously purchased a 38-month interest rate collar with a ceiling of 8.00% and a floor of 6.00% based upon one-month LIBOR and a notional amount based on 20% of the estimated draws on the Bank Credit Facility. The Authority did not incur an additional premium on this transaction.

  The Authority executed an additional 36-month hedging agreement on April 7, 2000 with a notional amount based on 20% of the estimated draws on the Bank Credit Facility. The transaction, which is effective October 2000, is an interest rate cap of 8.0%, based upon one-month LIBOR. The Authority paid a premium of $410,000 for this transaction.

                        MOHEGAN TRIBAL GAMING AUTHORITY

  On April 18, 2000, the Authority entered into a 36-month hedging transaction with a notional amount, based on 10% of the estimated draws on the Bank Credit Facility. The transaction is an interest rate cap of 7.75%, based upon one-month LIBOR. The Authority paid a premium of $221,000 for the transaction. On November 22, 2000, the Authority sold this hedging transaction and simultaneously purchased a 38-month interest rate swap at 6.35% based upon one-month LIBOR and a notional amount based on 10% of the estimated draws on the Bank Credit Facility. The Authority did not incur an additional premium on this transaction.

  All premiums paid for hedging transactions have been capitalized and are reflected in other assets in the accompanying balance sheet as of September 30, 2000. These premiums will be evaluated quarterly and marked to market value in accordance with SFAS No. 133.

 Letters of Credit

  The Authority has available a $250,000 unsecured letter of credit with Fleet National Bank that will expire in August 2001, a $250,000 letter of credit with Peoples Bank that will expire in January 2001 and a $1.0 million letter of credit with Bank of America that expires in April 2001. As of September 30, 2000 and 1999, no amounts were drawn on the letters of credit.

 Excess Cash Purchase Offer

  Pursuant to the Senior Secured Notes, the Authority was required to make an excess cash purchase offer to all holders of the Senior Secured Notes within 120 days after each fiscal year end of the Authority, commencing September 30, 1997. The excess cash purchase offer was equal to 50% of the excess cash flow, as defined, plus 100% of the deferred subordinated interest.

  An Excess Cash Purchase Offer of $51.2 million was made on December 30, 1998. The Excess Cash Purchase Offer expired, by its terms, on January 29, 1999, and all holders declined to exercise the offer. On February 1, 1999, pursuant to the Subordinated Note purchase agreement, an offer to repurchase in the amount of the Excess Cash Purchase Offer was made to the holders of the Subordinated Notes. On February 1, 1999, the holders of the Subordinated Notes also rejected the offer. On February 2, 1999, as permitted by Section 4.07(g) of the Senior Secured Notes, the Authority distributed the Excess Cash Purchase Offer of $51.2 million to the Tribe. The Tribe contributed the $51.2 million back to the Authority on February 2, 1999.

Note 9--Leases

  At September 30, 2000, the Authority was obligated under capital leases to make future minimum lease payments as follows:

   Fiscal Year Ending September 30,
   --------------------------------                               (In Thousands)
   2001..........................................................    $ 4,371
   2002..........................................................      2,358
   2003..........................................................         64
                                                                     -------
   Total minimum lease payments..................................      6,793
   Amount representing interest..................................       (402)
                                                                     -------
   Total obligation under capital leases.........................      6,391
   Less: Amount due within one year..............................     (4,055)
                                                                     -------
   Amount due after one year.....................................    $ 2,336
                                                                     =======

                        MOHEGAN TRIBAL GAMING AUTHORITY

  Operating lease expenses, excluding costs to obtain assets, were $2.5 million, $3.6 million and $3.6 million for the years ended September 30, 2000, 1999 and 1998, respectively. During 2000, the Authority purchased equipment previously used under operating leases for $2.7 million. No operating leases existed as of September 30, 2000.

Note 10--Related Party Transactions

  The Tribe provided governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun for the fiscal years ended September 30, 2000, 1999 and 1998. During the fiscal year ended September 30, 2000, the Authority incurred $9.9 million of expenses for such services. The Authority incurred $8.3 million and $7.7 million of expenses for such services during fiscal years 1999 and 1998, respectively.

  The Tribe, through one of its limited liability companies, has provided goods to the Authority for resale at its retail location. For the fiscal years ended September 30, 2000, 1999 and 1998, the Authority expended $348,000, $417,000 and $400,000, respectively, for the resale goods. Commencing on October 1, 2000 this retail outlet, previously managed by the Authority, will now be managed by the Tribe. The Tribe will reimburse the Authority for the value of the inventory of the outlet as of the close of business on September 30, 2000.

  The Tribe, also through one of its limited liability companies, has entered into various land lease agreements with the Authority for access, parking and related purposes for Mohegan Sun. For the fiscal years ended September 30, 2000, 1999 and 1998, the Authority expended $386,000, $412,000 and $446,000, respectively, relating to the lease agreements.

  The Tribe provided services through its Development Department for projects related to Mohegan Sun and Project Sunburst. The Authority incurred $954,000 of expenses associated with the Development Department for the fiscal year ended September 30, 2000.

  The Authority engages McFarland Johnson, Inc. for surveying, civil engineering and professional design services. Roland Harris, member and former chairman of the Management Board, is a consultant for this corporation. For the fiscal years ended September 30, 2000, 1999 and 1998, the Authority incurred $187,000, $495,000 and $41,000, respectively, for such services. McFarland Johnson formerly conducted business as Harris & Clark. The Authority believes the terms of these engagements are comparable to those that would pertain to arms length engagements of unaffiliated firms.

  As of September 30, 2000, the Authority employed 123 Mohegan tribal members.

Note 11--Employee Benefit Plans

  Effective February 10, 1997, the Authority adopted a retirement savings plan for its employees under Section 401(k) of the Internal Revenue Code. The plan allows employees of the Authority to defer up to the lesser of the maximum amount prescribed by the Internal Revenue Code or 15% of their income on a pre-tax basis, through contributions to this plan. The Authority had matched 50% of the first 4% for the period February 10, 1997 to December 31, 1998, and the Authority now matches 100% of eligible employees' contributions up to a maximum of 3% of their individual earnings effective January 1, 1999. The Authority recorded matching contributions of approximately $2.4 million, $2.0 million and $1.4 million, respectively, to this plan for the years ended September 30, 2000, 1999 and 1998.

                        MOHEGAN TRIBAL GAMING AUTHORITY

  Effective September 1, 1998, the Authority, in conjunction with the Tribe, adopted a Non-Qualified Deferred Compensation Plan for certain key employees. This plan allows participants to defer up to 100% of their pre-tax income to the plan. Deferred compensation paid to this plan for the fiscal years ended September 30, 2000 and 1999 was $703,000 and $144,000, respectively.

Note 12--Commitments and Contingencies

 Project Sunburst

  The Authority has received an authorization from the Tribe to expend up to $960.0 million, excluding capitalized interest, for completion of Project Sunburst. As of September 30, 2000 the Authority has spent $264.9 million, excluding capitalized interest, on Project Sunburst. Fiscal 2001 expenditures are expected to total $528.2 million. The remaining $166.9 million is anticipated to be spent during fiscal 2002.

 The Mohegan Compact

  The Mohegan Compact stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut ("Slot Win Contribution"). For each 12-month period commencing July 1, 1995, the Slot Win Contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million.

  The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino table games within Connecticut, except those consented to by the Tribe and the Mashantucket Pequot Tribe. The Authority reflected expenses associated with the Slot Win Contribution totaling $135.1 million, $121.1 million and $102.3 million, respectively for the fiscal years ended September 30, 2000, 1999 and 1998.

 Town of Montville Agreement

  On June 16, 1994, the Tribe and the Town of Montville (the "Town") entered into an agreement whereby the Tribe agreed to pay to the Town a recurring annual payment of $500,000 to minimize the impact to the Town resulting from decreased tax revenues on reservation land held in trust. Additionally, the Tribe agreed to make a one-time payment of $3.0 million towards infrastructure improvements to the Town's water system. The Tribe has assigned its rights and obligations in this agreement to the Authority. The Town is billing the Authority for the infrastructure improvements as the Town's costs are incurred. As of September 30, 2000, the Authority has paid $2.9 million to the Town towards improvements to the municipal water system, which has been included in other assets in the accompanying balance sheet and will be amortized over 40 years.

 Expansion Construction Management Agreement with Perini Building Company, Inc.

  The Authority has engaged Perini Building Company, Inc. ("Perini") as Construction Manager to provide construction management services for Project Sunburst. As Construction Manager, Perini will receive a basic fee of $20.5 million for services including, but not limited to, pre-construction review and construction phase contract administration, of which $8.1 million has been paid through September 30, 2000. The Construction Management Agreement contains a limited waiver of sovereign immunity to permit the commencement, maintenance and enforcement of any dispute, claim and/or cause of action arising under the Construction Management Agreement. In connection with the limited waiver of sovereign immunity, Perini may seek satisfaction of judgement against the undistributed and/or future revenues of Project Sunburst and/or the existing facility.

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Litigation

  The Authority is a defendant in certain litigation incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a materially adverse effect on the Authority's financial position or results of operations.


Note 13--TCA Agreements

 Management Agreement

  On September 30, 1995, the Tribe and TCA entered into the Amended and Restated Gaming Facility Management Agreement (the "Management Agreement"), pursuant to which the Tribe has retained and engaged TCA, on an independent contractor basis, to operate, manage and market Mohegan Sun.

  The Tribe assigned its rights and obligations under the Management Agreement to the Authority. TCA had a responsibility to manage Mohegan Sun in exchange for payments ranging from 30% to 40% of net income, before management fees, as defined, depending upon profitability levels. Management fees totaled $13.6 million, $59.5 million and $47.4 million, respectively, for the fiscal years ended September 30, 2000, 1999 and 1998. The amount for fiscal 2000 represents only the amounts earned from the period October 1, 1999 through December 31, 1999, the date upon which the management agreement was terminated. See discussion on Relinquishment Agreement below.

 Relinquishment Agreement

  In February 1998, the Authority and TCA entered into an agreement, (the "Relinquishment Agreement"). The Relinquishment Agreement superceded the Management Agreement effective January 1, 2000 (the "Relinquishment Date"), and provides that the Authority make certain payments to TCA out of, and determined as a percentage of, the gross revenues generated by the Mohegan Sun over a 15-year period commencing on the Relinquishment Date. The payments ("Senior Relinquishment Payments" and "Junior Relinquishment Payments"), each of which are calculated as 2.5% of revenues, as defined, have separate payment schedules and priority. Payment of Senior Relinquishment Payments commenced on April 25, 2000, twenty-five days following the end of the first three-month period following the Relinquishment Date and continue at the end of each three-month period occurring thereafter until December 31, 2014. Junior Relinquishment Payments commenced on July 25, 2000, twenty-five days following the end of the first six-month period following the Relinquishment Date and continue at the end of each six-month period occurring thereafter until December 31, 2014. Each Senior Relinquishment Payment and Junior Relinquishment Payment is an amount equal to 2.5% of the Revenues generated by Mohegan Sun over the immediately preceding three-month or six-month payment period, as the case may be. "Revenues" are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including, without limitation, hotel revenues, room service, food and beverage sales, ticket revenues, fees or receipts from convention/events center and all rental or other receipts from lessees and concessionaires but not the gross receipts of such lessees, licenses and concessionaires). TCA has notified the Authority that it does not agree with the Authority's treatment of certain promotional transactions that, in TCA's opinion, has resulted in a reduction in revenues subject to the Relinquishment Agreement. The amount in dispute does not have a material effect on the Authority's financial statements as of September 30, 2000.

  The Authority, in accordance with Financial Accounting Standards Board Statement No. 5 ("SFAS No. 5"), "Accounting for Contingencies", has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement. A relinquishment liability of $549.1 million was established at September 30, 1998 based on the present value of the estimated future Mohegan Sun revenues

                        MOHEGAN TRIBAL GAMING AUTHORITY
utilizing the Authority's risk free investment rate. At September 30, 2000, the relinquishment liability was reassessed to be $672.9 million from $661.0 million at September 30, 1999. The increase is due to a $31.8 million relinquishment liability reassessment less $19.9 million in relinquishment payments. This reassessment resulted from the impact on the time value of money due to the passage of time and the impact of actual revenues over original estimates on the determination of the 2000 relinquishment liability. Due to uncertainties involving economic market conditions and future competition from potential Native American casinos, management believes that no further adjustment is needed. Of the $19.9 million in relinquishment payments, 50% are Senior Relinquishment Payments and 50% are Junior Relinquishment Payments. At September 30, 2000 relinquishment payments earned but unpaid, were $10.9 million.

  As part of the Relinquishment Agreement, the Authority received an exclusive and perpetual license with respect to trademarks and other similar rights (Trademarks) including the name "Mohegan Sun." These Trademarks were appraised by an independent valuation firm to have a value of $130.0 million. Therefore, for the year ended September 30, 1998, the difference between the estimated relinquishment liability of $549.1 million and the value of the Trademark of $130.0 million, was reflected as an extraordinary item of $419.1 million in the accompanying Statement of Income (Loss) for the year ended September 30, 1998.

 Development Agreement

  The Authority also negotiated a second agreement with TCA (the "Development Agreement"), which makes TCA the exclusive developer of the planned expansion of Mohegan Sun. Under the Development Agreement, TCA oversees the planning, design and construction of the expansion of Mohegan Sun and will receive a development fee of $14.0 million for such services. Payments of the development fee commenced on January 15, 2000 and are required to continue thereafter within fifteen days following the end of each calendar quarter until Project Sunburst is completed. As of September 30, 2000 TCA has earned $4.9 million of the development fee, of which $3.5 million has been paid.

Note 14--Extraordinary Items

  The Authority incurred $38.4 million in extraordinary items for the year ended September 30, 1999. Included in the expense is $33.7 million related to the early extinguishment of the Senior Secured Notes and $5.2 million related to the write-off of financing fees associated with the original facility construction. Also included is an extraordinary gain for the forgiveness of debt of $500,000 associated with the defeasance of the Subordinated Notes (See
Note 8). For the year ended September 30, 1998, the Authority incurred $419.5 million of extraordinary items consisting of $419.1 million related to the relinquishment liability and $332,000 related to an early extinguishment of debt.

Note 15--Subsequent Events

  On October 1, 2000, a retail outlet previously managed by the Authority will now be managed by the Tribe. The Tribe will reimburse the Authority for the value of the inventory of the outlet as of September 30, 2000.

  On October 2, 2000 the Tribe held its election of the Tribal Council (whose members also serve as the members of the Authority's Management Board). Six of the previous nine Tribal Council members have been reelected. Additionally, Mark Brown and Peter Schultz were elected Chairman and Vice Chairman, respectively.

                REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Mohegan Tribal Gaming Authority:

  We have reviewed the accompanying balance sheet of the Mohegan Tribal Gaming Authority (the "Authority") as of June 30, 2001 and the related statements of income for the three and nine month periods ended June 30, 2001 and 2000 and the statements of capital and cash flows for the nine months ended June 30, 2001 and 2000. These financial statements are the responsibility of the Authority's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

  We have previously audited, in accordance with auditing standards generally accepted in the United States, the balance sheet of the Mohegan Tribal Gaming Authority as of September 30, 2000, and the related statements of income, capital and cash flows for the three years then ended (not presented separately herein) and in our report dated December 1, 2000, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet of the Mohegan Tribal Gaming Authority as of September 30, 2000, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

                                          Arthur Andersen LLP

Hartford, Connecticut
August 8, 2001

                        MOHEGAN TRIBAL GAMING AUTHORITY

                                 BALANCE SHEETS
                                 (in thousands)

                              June 30,    September 30,
                                2001          2000
                             -----------  -------------
                             (unaudited)
           ASSETS
Current assets:
  Cash and cash equivalents. $   76,239    $  115,731
  Receivables, net..........      7,891         7,161
  Due from Tribe............     27,637           824
  Inventories...............      9,217         7,577
  Other current assets......      5,904         4,478
                             ----------    ----------
    Total current assets....    126,888       135,771

Non-current assets:
  Property and equipment,
   net......................    350,424       338,243
  Construction in process...    640,554       264,999
  Trademark, net............    120,551       123,128
  Other assets, net.........     18,444        23,238
                             ----------    ----------
    Total assets............ $1,256,861    $  885,379
                             ==========    ==========
  LIABILITIES AND CAPITAL
Current liabilities:
  Current portion of capital
   lease obligations........ $    1,739    $    4,055
  Current portion of
   relinquishment liability.     46,897        56,646
  Accounts payable and
   accrued expenses.........     79,986        57,601
  Accrued interest payable..     21,540        10,625
                             ----------    ----------
    Total current
     liabilities............    150,162       128,927

Non-current liabilities:
  Long-term debt............    774,000       500,000
  Relinquishment liability..    626,736       616,234
  Capital lease obligations,
   net of current portion...        222         2,336
  Other long-term
   liabilities..............         45           --
                             ----------    ----------
    Total liabilities.......  1,551,165     1,247,497
                             ----------    ----------
Commitments and
 contingencies (Notes 5 and 7)

Capital:
    Retained Earnings
     (Deficit)..............   (292,733)     (362,118)
    Accumulated other
     comprehensive loss.....     (1,571)           --
                             ----------    ----------
                               (294,304)     (362,118)
                             ----------    ----------
    Total liabilities and
     capital................ $1,256,861    $  885,379
                             ==========    ==========


     The accompanying accountants' review report and notes to the financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                              STATEMENTS OF INCOME
                                 (in thousands)

                            For the       For the         For the           For the
                         Quarter Ended Quarter Ended Nine Months Ended  Nine Months Ended
                         June 30, 2001 June 30, 2000   June 30, 2001     June 30, 2000
                         ------------- ------------- ----------------- ------------------
                          (unaudited)   (unaudited)     (unaudited)        (unaudited)
Revenues:
  Gaming................   $192,053      $177,993        $547,616           $518,512
  Food and beverage.....     12,849        11,242          34,610             34,239
  Retail and other......     14,014        12,286          42,590             38,319
                           --------      --------        --------           --------
    Gross revenues......    218,916       201,521         624,816            591,070
  Less--Promotional
   allowances...........    (18,374)      (16,712)        (53,404)           (50,741)
                           --------      --------        --------           --------
  Net revenues..........    200,542       184,809         571,412            540,329
                           --------      --------        --------           --------
Cost and expenses:
  Gaming................     86,965        78,108         243,123            225,527
  Food and beverage.....      6,442         5,565          18,462             17,429
  Retail and other......      7,002         3,771          22,476             15,896
  General and
   administration.......     32,009        32,094         103,798             98,120
  Pre-opening costs.....      3,724         1,381           7,040              3,398
  Management fee........        --            --              --              13,634
  Depreciation and
   amortization.........      8,503         7,500          22,025             22,786
                           --------      --------        --------           --------
    Total costs and
     expenses...........    144,645       128,419         416,924            396,790
                           --------      --------        --------           --------
  Income from
   operations...........     55,897        56,390         154,488            143,539
                           --------      --------        --------           --------
Other income (expense):
  Relinquishment
   liability
   reassessment (Note
   7)...................     (8,958)       (5,763)        (26,874)           (17,290)
  Interest and other
   income...............        648         2,892           2,390             10,437
  Interest expense......     (6,011)       (8,132)        (17,826)           (31,291)
  Loss on disposition of
   assets...............       (114)          --             (114)               --
  Change in fair value
   of derivative
   instruments (Note 3).       (810)          --           (2,088)               --
                           --------      --------        --------           --------
                            (15,245)      (11,003)        (44,512)           (38,144)
                           --------      --------        --------           --------
  Income from continuing
   operations...........     40,652        45,387         109,976            105,395
  Loss from discontinued
   operations...........        (64)         (159)           (591)              (465)
                           --------      --------        --------           --------
  Net income............   $ 40,588      $ 45,228        $109,385           $104,930
                           ========      ========        ========           ========

 The accompanying accountants' review report and notes to financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                             STATEMENTS OF CAPITAL
                                 (in thousands)

                                                       For the Nine For the Nine
                                                       Months Ended Months Ended
                                                         June 30,     June 30,
                                                           2001         2000
                                                       ------------ ------------
                                                       (unaudited)  (unaudited)
Beginning balance.....................................  $(362,118)   $(458,052)
Net income............................................    109,385      104,930
Accumulated other comprehensive loss..................     (1,571)         --
Distributions to Tribe................................    (40,000)     (32,245)
                                                        ---------    ---------
Ending balance........................................  $(294,304)   $(385,367)
                                                        =========    =========






       The accompanying accountants' review report and notes to financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                       For the Nine For the Nine
                                                       Months Ended Months Ended
                                                         June 30,     June 30,
                                                           2001         2000
                                                       ------------ ------------
                                                       (unaudited)  (unaudited)
Cash flows provided by operating activities:
  Net income.........................................   $ 109,385    $ 104,930
  Adjustments to reconcile net income to net cash
   flow provided by operating activities:
   Depreciation and amortization.....................      22,025       22,786
   Loss on disposition of assets.....................         114          182
   Provision for losses on receivables...............         288          542
   Relinquishment liability reassessment.............      26,874       17,290
   Change in fair value of derivative instruments....       2,088          --
  Changes in operating assets and liabilities:
   Increase in receivables and other assets..........     (30,281)     (32,210)
   Increase in accounts payable and accrued expenses.      33,345       12,924
                                                        ---------    ---------
   Net cash flows provided by operating activities...     163,838      126,444
                                                        ---------    ---------
Cash flows used in investing activities:
  Purchase of property and equipment.................     (28,524)     (70,863)
  Increase in construction in process................    (375,555)     (79,834)
  Proceeds from asset sale...........................          89          --
                                                        ---------    ---------
   Net cash flows used in investing activities.......    (403,990)    (150,697)
                                                        ---------    ---------
Cash flows provided by (used in) financing
 activities:
  Distributions to Tribe.............................     (40,000)     (32,245)
  Relinquishment payments............................     (26,121)      (4,948)
  Payment on equipment financing.....................      (4,430)      (9,076)
  Proceeds from issuance of long-term debt...........     274,000          --
  Capitalized financing fees.........................      (2,789)         --
  Defeasance trust asset.............................         --       135,507
  Defeasance liability...............................         --      (140,344)
                                                        ---------    ---------
   Net cash flows provided by (used in) financing
    activities.......................................     200,660      (51,106)
                                                        ---------    ---------
   Net decrease in cash and cash equivalents.........     (39,492)     (75,359)
   Cash and cash equivalents at beginning of period..     115,731      276,598
                                                        ---------    ---------
   Cash and cash equivalents at end of period........   $  76,239    $ 201,239
                                                        =========    =========
Supplemental disclosures:
  Cash paid during the period for interest...........   $  25,078    $  22,148
                                                        =========    =========

 The accompanying accountants' review report and notes to financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Basis of Presentation:

  The Mohegan Tribal Gaming Authority (the "Authority"), established on July 15, 1995, is an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Tribe"). The Tribe established the Authority with the exclusive power to conduct and regulate gaming activities for the Tribe. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a tribal state compact with the affected state. The Tribe and the State of Connecticut have entered into such a compact (the "Mohegan Compact"), that was approved by the Secretary of the Interior.

  The Authority is governed by a Management Board, which consists of the nine members of the Tribal Council.

  The accompanying financial statements have been prepared in accordance with the accounting policies described in the Authority's 2000 Annual Report on Form 10-K and should be read in conjunction with the Notes to Financial Statements which appear in that report. The balance sheet at September 30, 2000, contained herein, was taken from audited financial statements, but does not include all disclosures contained in the Form 10-K and required by accounting principles generally accepted in the United States.

  Certain amounts in the 2000 financial statements have been reclassified. The reclassification has no effect on the Authority's net income.

  In the opinion of the Authority, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods have been included. The results reflected in the financial statements for the three and nine months ended June 30, 2001 are not necessarily indicative of expected results for the full year, as the casino industry in Connecticut is seasonal in nature.

 New Accounting Standard

  On June 30, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142 "Goodwill and Other Intangible Assets" to be effective for fiscal years beginning after December 15, 2001. Upon adoption of the Standard, the trademark will continue to be amortized on a straight-line basis over its estimated period of benefit, which was determined to be 37 years. However, under the new standard, the trademark will also be subject to at least an annual assessment for impairment. The Company believes no impairment of the trademark will be necessary upon adoption of this standard.

2. Discontinued Operations:

  On November 29, 2000 the Authority discontinued bingo operations in order to build a smoke-free slot area. Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the financial statements of the Authority have been restated to reflect the disposition of bingo operations as discontinued operations. Accordingly, the revenues, costs and expenses have been excluded from the captions in the Statements of Income and have been reported as "Loss from discontinued operations." For the three and nine month periods ended June 30, 2001, $64,000 and $591,000 was recorded as loss from discontinued operations, respectively. The loss relates to severance pay and the disposal of bingo inventory.

                        MOHEGAN TRIBAL GAMING AUTHORITY

3. Financing Facilities:

  During 1999, the Authority issued $200 million in Senior Notes and $300 million in Senior Subordinated Notes and entered into a $500 million Bank Credit Facility. The proceeds from the financing were used to extinguish the existing Senior Secured Notes, defease the then existing Subordinated Notes, pay transaction costs for the financing and fund costs related to the expansion of Mohegan Sun ("Project Sunburst").

 Senior Notes

  On March 3, 1999, the Authority issued the Senior Notes with fixed interest payable at a rate of 8.125% per annum. Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The notes mature on January 1, 2006. The Senior Notes are unsecured general obligations of the Authority and are subordinated to the syndicated $500.0 million reducing, revolving secured credit facility ("Bank Credit Facility") (see below). A total of 50% of the Relinquishment Agreement payment to Trading Cove Associates ("TCA") (see Note
7), a Connecticut general partnership, will rank equal in right of payment to the Senior Notes and the remaining 50% of this payment will rank junior in right of payment to the Senior Notes. As of June 30, 2001, accrued interest on the Senior Notes was $8.1 million.

 Senior Subordinated Notes

  On March 3, 1999, the Authority issued the Senior Subordinated Notes with fixed interest payable at a rate of 8.75% per annum. Interest on the Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The notes mature on January 1, 2009. The Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility (see below), to the Senior Notes and to 50% of the Relinquishment Agreement payment to TCA (see Note 7). The Senior Subordinated Notes rank equally to the remaining 50% of the Authority's Relinquishment Agreement payment obligations. As of June 30, 2001, accrued interest on the Senior Subordinated Notes was $13.1 million.

 Bank Credit Facility

  On March 3, 1999, the Authority entered into the $425.0 million Bank Credit Facility, which will mature in March of 2004. The Bank Credit Facility agreement provided the Authority the right to increase the Bank Credit Facility to an aggregate amount of $500.0 million within two years subsequent to the closing. In November 1999, the Bank Credit Facility was increased to $459.5 million. On November 30, 2000, the Authority exercised its right to increase the Bank Credit Facility to $500.0 million. The Bank Credit Facility is secured by a lien on substantially all of the Authority's assets, by a leasehold mortgage on the land on which Mohegan Sun is located, and by each of the Authority's cash operating accounts. At the Authority's option, interest will accrue on the basis of a 1-month, 3-month or 6-month London Inter-Bank Offer Rate ("LIBOR") based formula plus applicable spreads (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). One-month LIBOR as of June 30, 2001 was 3.86% and the applicable spread was 1.63%. Interest on each LIBOR loan, which is for a term of three months or less, shall be due and payable on the last day of the related interest period. Interest on each LIBOR loan, which is for a term of more than three months, is due and payable on the date which is three months after the date such LIBOR loan was made and every three months thereafter on the last day of the related interest period. The Bank Credit Facility will automatically reduce by 10% of the commitment as of the earlier of March 31, 2002 or the last full day of the first full fiscal quarter following the completion date of Project Sunburst. The Authority draws on the Bank Credit Facility primarily in connection with Project Sunburst. As of June 30, 2001, the Authority has borrowed $274.0 million under the Bank Credit Facility. Accrued interest on the Bank Credit Facility was $290,000 as of June 30, 2001.

                        MOHEGAN TRIBAL GAMING AUTHORITY

  The Authority's debt agreements require, among other restrictions, the maintenance of various financial covenants and terms including a fixed charge coverage ratio, and certain debt leverage ratios. As of June 30, 2001 and 2000, the Authority was in compliance with all financial covenant requirements.

 Derivative Instruments

  The Authority uses derivative instruments, including interest rate caps, collars and swaps in its strategy to manage interest rate risk associated with the variable interest rate on the Bank Credit Facility. The Authority's objective in managing interest rate risk is to ensure the Authority has appropriate income and sufficient liquidity to meet the Tribe and debt-holder obligations. The Authority does not believe that there is any material risk exposure with respect to derivative or other financial instruments. The Authority continually monitors these exposures and makes the appropriate adjustments to manage these risks within management's established limits.

  The Authority analyzes interest rate risk using various models that forecast cash flows of the liabilities and their supporting assets, including derivative instruments.

  The Authority is considered an "end user" of derivative instruments and engages in derivative transactions for risk management purposes only. On October 1, 2000, the Authority adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", designated all derivative instruments as cash flow hedging instruments and marked them to market. The Authority excludes the change in time value when assessing the effectiveness of the hedging relationships. All derivatives are evaluated quarterly and were deemed to be effective at June 30, 2001.

                                                Notional     Cost     Market
                                               ----------- -------- -----------
   Interest Rate Cap
    Strike Rate--8%........................... $39,621,200 $410,000 $     3,000
   Interest Rate Collar
    Ceiling Strike Rate--8%
    Floor Strike Rate--6%.....................  25,704,800  295,000  (1,732,268)
   Interest Rate Swap
    Pay fixed--6.35%
    Receive Variable..........................  12,852,400  221,000  (1,003,760)
                                               ----------- -------- -----------
     Total ................................... $78,178,400 $926,000 $(2,733,028)
                                               =========== ======== ===========

  All derivative instruments are based on one-month LIBOR. One-month LIBOR was 3.86% on June 30, 2001.

  For the quarter ended June 30, 2001, the Authority recognized a net loss of $810,000 relating to the change in fair value of its derivative instruments, as reflected in the statements of income. The net loss is due to a decrease in the market value of the derivative instrument of approximately $90,000, offset by a reclassification of approximately $720,000 from accumulated other comprehensive loss. For the nine months ended June 30, 2001, the Authority recognized a net loss of $2.1 million relating to the change in the fair value of its derivative instruments, as reflected in the statements of income.

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Letters of Credit

  The Authority has available a $250,000 unsecured letter of credit that will expire on August 31, 2001 and a $550,000 letter of credit agreement that expires on April 16, 2002. The $550,000 letter of credit was reduced from $1.0 million on April 13, 2001. As of June 30, 2001, no amounts were drawn on the letters of credit.

4. Leases:

  At June 30, 2001, the Authority was obligated under capital leases to make future minimum lease payments as follows:

   For the fiscal year ending September 30,
   ----------------------------------------                       (In Thousands)
   2001..........................................................    $   554
   2002..........................................................      1,493
   2003..........................................................         --
                                                                     -------
   Total minimum lease payments..................................      2,047
   Amount representing interest..................................        (86)
                                                                     -------
   Total obligation under capital leases.........................      1,961
   Less: Amount due within one year..............................     (1,739)
                                                                     -------
   Amount due after one year.....................................    $   222
                                                                     =======

  On April 18, 2001, the Authority paid $1.4 million to buy out two of its capital lease obligations.

  Operating lease expenses, excluding costs to obtain assets, were $1.8 million for the nine months ended June 30, 2000. No operating leases existed during the nine months ended June 30, 2001.

5. Commitments and Contingencies:

 Project Sunburst

  The Authority has received authorization from the Tribe to expend up to $960.0 million, excluding capitalized interest, on Project Sunburst. As of June 30, 2001, the Authority has spent $616.0 million, excluding capitalized interest on Project Sunburst. Project Sunburst expenditures for the remainder of fiscal 2001 are expected to total $158.5 million. The remaining $185.5 million is anticipated to be spent during fiscal 2002.

 The Mohegan Compact

  The Mohegan Compact stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut ("Slot Win Contribution"). For each 12-month period commencing July 1, 1995, the Slot Win Contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80 million.

  The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino games within Connecticut (except those consented to by the Tribe and the Mashantucket Pequot Tribe). For the three months ended June 30, 2001 and 2000 the Authority incurred expenses associated with the Slot Win Contribution of $37.6 million and $34.2 million, respectively. The Authority incurred expenses associated with Slot Win Contribution totaling $104.4 million and $97.8 million, respectively for the nine months ended June 30, 2001 and 2000.

                        MOHEGAN TRIBAL GAMING AUTHORITY

 Town of Montville Agreement

  On June 16, 1994, the Tribe and the Town of Montville (the "Town") entered into an agreement whereby the Tribe agreed to pay to the Town a recurring annual payment of $500,000 to minimize the impact to the Town resulting from decreased tax revenues on reservation land held in trust. Additionally, the Tribe agreed to make a one-time payment of $3.0 million towards infrastructure improvements to the Town's water system. As of June 30, 2001, the Authority has fulfilled this obligation and paid $3.0 million to the Town of Montville for improvements to the municipal water system, which has been included in other assets in the accompanying balance sheets and is being amortized over 40 years. The Tribe has assigned its rights and obligations in this agreement to the Authority.

 Expansion Construction Management Agreement with Perini Building Company, Inc.

  The Authority has engaged Perini Building Company, Inc. ("Perini") as Construction Manager to provide construction management services for Project Sunburst. As Construction Manager, Perini will receive a fee of $20.5 million for services including, but not limited to, pre-construction review and construction phase contract administration. As of June 30, 2001, Perini has received $12.5 million of the $20.5 million fee which has been included in construction in process in the accompanying balance sheets. As a construction industry standard, the Authority retains a portion of the construction payments until satisfactory completion of individual contracts. As of June 30, 2001, construction retainage totaled $27.3 million, which has been included in accounts payable and accrued expenses in the accompanying balance sheets. The Construction Management Agreement contains a limited waiver of sovereign immunity to permit the commencement, maintenance and enforcement of any dispute, claim and/or cause of action arising under the Construction Management Agreement. In conjunction with the limited waiver of sovereign immunity, Perini may seek satisfaction of judgment against the undistributed and/or future revenues of Project Sunburst and/or the existing Mohegan Sun facility.

 Litigation

  The Authority is a defendant in certain litigation incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the Authority's financial position or results of operations.

6. Related Party Transactions:

  The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. For the quarters ended June 30, 2001 and 2000, the Authority incurred expenses of $2.7 million and $2.0 million, respectively for such services. The Authority incurred $8.2 million and $6.8 million for the nine months ended June 30, 2001 and 2000, respectively, for such services. Pursuant to the Priority Distribution Agreement between the Authority and the Tribe, Priority Distributions to the Tribe totaled $11.0 million and $1.0 million for the three months ended June 30, 2001 and 2000, respectively. Other Distributions to the Tribe for each of the three month periods ended June 30, 2001 and 2000 were $9.0 million. Priority Distributions to the Tribe for the nine months ended June 30, 2001 and 2000 were $13.0 million and $5.2 million, respectively. Other Distributions to the Tribe were $27.0 million for each of the nine month periods ended June 30, 2001 and 2000.

                        MOHEGAN TRIBAL GAMING AUTHORITY

7. TCA Agreements:

 Management Agreement

  Previously, the Tribe and TCA had entered into the Amended and Restated Gaming Facility Management Agreement (the "Management Agreement"), pursuant to which the Tribe retained and engaged TCA, on an independent contractor basis, to operate, manage and market Mohegan Sun.

  The Tribe assigned its rights and obligations under the Management Agreement to the Authority. TCA had a responsibility to manage Mohegan Sun in exchange for payments ranging from 30% to 40% of net income, before management fees, as defined, depending upon profitability levels. Management fees totaled
$13.6 million for the nine months ended June 30, 2000. There were no management fees for the quarters ended June 30, 2001 and 2000 and for the nine months ended June 30, 2001 due to the termination of the Management Agreement. (See discussion of Relinquishment Agreement below.)

 Relinquishment Agreement

  In February 1998, the Authority and TCA entered into an agreement (the "Relinquishment Agreement") which superseded the Management Agreement effective January 1, 2000 (the "Relinquishment Date"). The Relinquishment Agreement provides that the Authority will make certain payments to TCA out of, and determined as a percentage of, the revenues generated by Mohegan Sun over a 15-year period commencing on the Relinquishment Date. The payments ("Senior Relinquishment Payments" and "Junior Relinquishment Payments"), each of which are calculated as 2.5% of Revenues, as defined, have separate payment schedules and priority. Payment of Senior Relinquishment Payments commenced on April 25, 2000, twenty-five days subsequent to the end of the first three-month period following the Relinquishment Date, and continue at the end of each three-month period occurring thereafter until April 25, 2015. Junior Relinquishment Payments commenced on July 25, 2000, twenty-five days subsequent to the end of the first six-month period following the Relinquishment Date and continue at the end of each six-month period occurring thereafter until July 25, 2015. Each Senior Relinquishment Payment and Junior Relinquishment Payment is an amount equal to 2.5% of the Revenues generated by Mohegan Sun over the immediately preceding three-month or six-month payment period, as the case may be. "Revenues" are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including, without limitation, hotel revenues, room service, food and beverage sales, ticket revenues, fees or receipts from convention /events center in the expansion and all rental or other receipts from lessees and concessionaires operating in the facility, but not the gross receipts of such lessees, licenses and concessionaires). TCA has notified the Authority that it does not agree with the Authority's treatment of certain marketing transactions that, in TCA's opinion, has resulted in a reduction in revenues subject to the Relinquishment Agreement. The Authority believes TCA's claim is without merit in its dispute of the treatment of marketing transactions. The amount in dispute does not have a material effect on the Authority's financial statements as of June 30, 2001.

  The Authority, in accordance with Financial Accounting Standards Board Statement No. 5 ("SFAS No. 5"), "Accounting for Contingencies," has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement. A relinquishment liability of $549.1 million was established at September 30, 1998 based on the present value of the estimated future Mohegan Sun revenues utilizing the Authority's risk free investment rate. At June 30, 2001, the relinquishment liability was reassessed to be $673.6 million from $672.9 million as of September 30, 2000. For the three and nine months ended June 30, 2001, the reassessment for the time value of money due to the passage of time was $9.0 million and $26.9 million, respectively. For the three months ended June 30, 2001, the Authority made Senior

                        MOHEGAN TRIBAL GAMING AUTHORITY

Relinquishment Payments of $5.1 million. For the nine months ended June 30, 2001, the Authority made Senior Relinquishment Payments of $15.6 million and Junior Relinquishment Payments of $10.5 million. At June 30, 2001, approximately $10.6 million and $5.5 million were included in the relinquishment liability resulting from junior relinquishment fees earned from January 1, 2001 through June 30, 2001 and senior relinquishment fees earned from April 1, 2001 through June 30, 2001, respectively.

 Development Agreement

  The Authority has negotiated an agreement with TCA (the "Development Agreement"), pursuant to which TCA has been made the exclusive developer of Project Sunburst. Under the Development Agreement, TCA oversees the planning, design and construction of Project Sunburst and will receive compensation of $14.0 million for such services based on the incremental completed percentage of Project Sunburst. As of June 30, 2001, TCA had earned $9.3 million of the $14.0 million in development fees, of which $7.1 million has been paid. This fee is included in construction in process.

8. Employee Benefits Plans:

  The Authority maintains a retirement savings plan for its employees under
Section 401(k) of the Internal Revenue Code ("401(k) Plan"). The plan allows employees of the Authority to defer up to the lesser of the maximum amount prescribed by the Internal Revenue Code or 15% of their income on a pre-tax basis, through contributions to the 401(k) Plan. The Authority matches 100% of eligible employees' contributions up to a maximum of 3% of their individual earnings. The Authority recorded matching contributions of approximately $801,000 and $724,000 respectively, to the 401(k) Plan for the quarters ended June 30, 2001 and 2000. Cumulative contributions have totaled $2.4 million and $2.1 million for the nine months ended June 30, 2001 and 2000, respectively.

  The Authority, together with the Tribe, maintains a Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan"), for certain key employees. This plan allows participants to defer up to 100% of their pre-tax income to the plan. For the quarter ended June 30, 2001, contributions, net of withdrawals, by Authority employees totaled $447,000. For the nine months ended June 30, 2001 and 2000, contributions, net of withdrawals, by Authority employees totaled $677,000 and $641,000. Cumulative contributions by Authority employees to the Deferred Compensation Plan have totaled $1.5 million.

  On April 18, 2001, the Authority announced a Defined Retirement Plan (the "Retirement Plan") for all employees sponsored by the Authority. The Retirement Plan will go into effect on July 2, 2001 and contributions by the Authority will be based on hours worked. Employees become eligible after 90 days of employment and will be fully vested at the completion of seven years of employment.

9. Due from the Tribe:

  At June 30, 2001, amounts due from the Tribe of $27.6 million relate to payments made by the Authority on behalf of the Tribe for various operating expenses and the construction of the Utilities and the Public Safety Facility that will service the Mohegan Reservation.

10. Comprehensive Income:

  SFAS No. 130 "Reporting Comprehensive Income", requires that the Authority disclose comprehensive income and its components. The objective of SFAS No. 130 is to report a measure of all changes in the equity

                        MOHEGAN TRIBAL GAMING AUTHORITY
of a company that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income is the total of net income and all other non-stockholder changes in equity ("Other Comprehensive Income").

   The Authority has recorded the intrinsic value associated with its derivative instruments in accordance with SFAS No. 133 upon becoming effective as of January 1, 2001.

                                                                    For the Nine
                                                         For the    Months Ended
                                                      Quarter Ended   June 30,
                                                      June 30, 2001     2001
                                                      ------------- ------------
   Net Income........................................    $40,588      $109,385
   Derivative Instruments adjustment.................        720        (1,571)
                                                         -------      --------
   Comprehensive Income..............................    $41,308      $107,814
                                                         =======      ========

11. Subsequent Events:

  On July 26, 2001, the Authority issued $150 million of Senior Subordinated Notes due 2011 with fixed interest payable at a rate of 8.375% per annum. The proceeds from this financing, net of fees, will be used in conjunction with Project Sunburst. On July 30, 2001, the Authority paid down $90.0 million on the Bank Credit Facility with the proceeds from the financing.

  On August 7, 2001 the Tribe obtained tax-exempt financing which, among other things, was used to repay the Authority in full.

  On August 8, 2001, the Tribe reimbursed the Authority $27.6 million. The reimbursement relates to construction that will service the Mohegan Reservation, initially funded by the Authority, and other various operating expenses.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $150,000,000

                        Mohegan Tribal Gaming Authority


             $150,000,000 8 3/8% Senior Subordinated Notes Due 2011

                        [MOHEGAN SUN LOGO APPEARS HERE]
                       [MOHEGAN TRIBE LOGO APPEARS HERE]

                               ----------------
                                   PROSPECTUS

                               Dated      , 2001
                               ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  All current and former officers, employees and members of the Authority are entitled to be indemnified by the Authority pursuant to Section 7 of Mohegan Tribal Ordinance No. 95-2, the ordinance that established the Authority, "against reasonable expenses actually and necessarily incurred by that person in connection with the defense of any action, suit or proceeding in which that person is made a party by reason of being, or having been, such officer, employee or member of the Authority." Indemnification is not available in the event of an adjudication of liability for negligence or misconduct in the performance of duty or for actions beyond the scope of employment. The Authority also may reimburse such persons for the reasonable costs of settlements of actions, suits or proceedings (so long as such settlements do not involve findings of neglect, misconduct or ultra vires acts) deemed by the Management Board to be in the best interests of the Authority.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   1.1   Purchase Agreement, dated as of July 19, 2001 among the Mohegan Tribal
         Gaming Authority, the Mohegan Tribe of Indians of Connecticut and
         Salomon Brothers Inc., as representative of the Initial Purchasers.
  *3.1   Constitution of the Mohegan Tribe of Indians of Connecticut (filed as
         Exhibit 3.1 to the Registration Statement on Form S-1, File No. 33-
         80655, filed with the SEC on December 21, 1995 (the "1996 Form S-1"), and incorporated by reference herein).
  *3.2   Ordinance No. 95-2 of the Tribe for Gaming on Tribal Lands, enacted on
         July 15, 1995 (filed as Exhibit 3.2 to the 1996 Form S-1 and incorporated by reference herein).
  *4.1   Note Purchase Agreement dated September 29, 1995 between the Mohegan
         Tribal Gaming Authority and Sun International Hotels Limited (filed as
         Exhibit 10.10 to 1996 Form S-1 and incorporated by reference herein).
  *4.2   Form of Junior Subordinated Note due 2003 of the Mohegan Tribal Gaming
         Authority (contained in the Note Purchase Agreement filed as Exhibit
         4.1).
  *4.3   Indenture dated March 3, 1999 among the Mohegan Tribal Gaming
         Authority, the Mohegan Tribe of Indians of Connecticut and First Union
         National Bank, as Trustee, relating to the 8 1/8% Senior Notes Due
         2006 of the Mohegan Tribal Gaming Authority (filed as Exhibit 4.3 to
         Registration Statement on Form S-4, File No. 333-76753, filed with the
         SEC on April 21, 1999 (the "1999 Form S-4"), and incorporated by reference herein).
  *4.4   Form of Global 8 1/8% Senior Note Due 2006 of the Mohegan Tribal
         Gaming Authority (contained in the Indenture filed as Exhibit 4.3).
  *4.5   Senior Registration Agreement dated March 3, 1999 among the Mohegan
         Tribal Gaming Authority, Salomon Smith Barney Inc., NationsBanc
         Montgomery Securities, LLC, SG Cowen Securities Corporation, Bear,
         Stearns & Co. Inc., BankBoston Robertson Stephens Inc. and Fleet
         Securities, Inc. (filed as Exhibit 4.5 to the 1999 Form S-4 and incorporated by reference herein).
  *4.6   Indenture dated as of March 3, 1999 among the Mohegan Tribal Gaming
         Authority, the Mohegan Tribe of Indians of Connecticut and State
         Street Bank and Trust Company, as Trustee, relating to the 8 3/4%
         Senior Subordinated Notes Due 2009 of the Mohegan Tribal Gaming
         Authority (filed as Exhibit 4.6 to the 1999 Form S-4 and incorporated by reference herein).

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
  *4.7   Form of Global 8 3/4% Senior Subordinated Notes Due 2009 of the
         Mohegan Tribal Gaming Authority (contained in the Indenture filed as
         Exhibit 4.6).
  *4.8   Senior Subordinated Registration Agreement dated March 3, 1999 among the Mohegan Tribal Gaming Authority, Salomon Smith Barney Inc.,
         NationsBanc Montgomery Securities LLC, SG Cowen Securities
         Corporation, Bear, Stearns & Co. Inc., BankBoston Robertson Stephens
         Inc. and Fleet Securities, Inc. (filed as Exhibit 4.8 to the 1999 Form
         S-4 and incorporated by reference herein).
   4.9   Indenture dated as of July 26, 2001 among the Mohegan Tribal Gaming
         Authority, the Mohegan Tribe of Indians of Connecticut and State
         Street Bank and Trust Company, as Trustee, relating to the 8 3/8%
         Senior Subordinated Notes Due 2011 of the Mohegan Tribal Gaming
         Authority.
   4.10  Form of Global 8 3/8% Senior Subordinated Notes Due 2011 of the
         Mohegan Tribal Gaming Authority (contained in the Indenture filed as
         Exhibit 4.9).
   4.11  Registration Rights Agreement dated July 26, 2001 among the Mohegan
         Tribal Gaming Authority, Salomon Smith Barney Inc., Banc of America
         Securities LLC, Fleet Securities, Inc., SG Cowen Securities
         Corporation, Commerzbank Capital Markets Corp., McDonald Investments
         Inc. and Wells Fargo Brokerage Services, LLC.
   5.1   Opinion of Hogan & Hartson L.L.P.
 *10.1   The Mohegan Tribe--State of Connecticut Gaming Compact between the
         Mohegan Tribe of Indians of Connecticut and the State of Connecticut
         (the "Compact") (filed as Exhibit 10.1 to the 1996 Form S-1 and incorporated by reference herein).
 *10.2   Agreement dated April 25, 1994 between the Mohegan Tribe of Indians of
         Connecticut and the State of Connecticut resolving certain land claims
         (the "Resolution Agreement") (filed as Exhibit 10.2 to the 1996 Form
         S-1 and incorporated by reference herein).
 *10.3   Memorandum of Understanding dated May 17, 1994 between the Mohegan
         Tribe of Indians of Connecticut and the State of Connecticut regarding implementation of the Compact and the Resolution Agreement (filed as
         Exhibit 10.3 to the 1996 Form S-1 and incorporated by reference herein).
 *10.4   Agreement between the Mohegan Tribe of Indians of Connecticut and the
         Town of Montville, Connecticut (filed as Exhibit 10.4 to the 1996 Form
         S-1 and incorporated by reference herein).
 *10.5   Land Lease dated September 29, 1995 between the Mohegan Tribe of
         Indians of Connecticut and the Mohegan Tribal Gaming Authority;
         Amendment of Land Lease dated September 29, 1995 (filed as Exhibit
         10.5 to the 1996 Form S-1 and incorporated by reference herein).
 *10.6   Amendment to the Land Lease dated February 18, 1999 between the
         Mohegan Tribe of Indians of Connecticut and the Mohegan Tribal Gaming
         Authority (filed as Exhibit 10.6 to the 1999 Form S-4 and incorporated by reference herein).
 *10.7   Amended and Restated Gaming Facility Management Agreement dated August
         30, 1995 between the Mohegan Tribe of Indians of Connecticut, the
         Mohegan Tribal Gaming Authority and Trading Cove Associates (filed as
         Exhibit 10.8 to the 1996 Form S-1 and incorporated by reference herein).
 *10.8   Development Services Agreement dated February 7, 1998 by and among the
         Mohegan Tribal Gaming Authority, the Mohegan Tribe of Indians of
         Connecticut and Trading Cove Associates (filed as Exhibit 10.15 to
         Form 10-K for the Authority's fiscal year ended September 30, 1998,
         File No. 33-80655 (the "1998 Form 10-K"), and incorporated by reference herein).
 *10.9   Relinquishment Agreement dated February 7, 1998 by and among the
         Mohegan Tribal Gaming Authority, the Mohegan Tribe of Indians of
         Connecticut and Trading Cove Associates (filed as Exhibit 10.14 to the
         1998 Form 10-K and incorporated by reference herein).

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 *10.10  The Loan Agreement dated as of March 3, 1999 by and among the Mohegan
         Tribal Gaming Authority, the Mohegan Tribe of Indians of Connecticut,
         Bank of America National Trust and Savings Associations as
         administrative agent, Salomon Smith Barney Inc. as Syndication Agent,
         Societe Generale as Documentation Agent, NationsBanc Montgomery
         Securities LLC as Lead Arranger and each lender named therein (filed as Exhibit 10.10 to the 1999 Form S-4 and incorporated by reference herein).
 *10.11  Escrow Deposit Agreement dated March 3, 1999 by and among the Mohegan
         Tribal Gaming Authority and First Union National Bank (filed as
         Exhibit 10.11 to the 1999 Form S-4 and incorporated by reference herein).
 *10.12  Construction Reserve Disbursement Agreement dated March 3, 1999 among the Mohegan Tribal Gaming Authority, the Mohegan Tribe of Indians of
         Connecticut and Fleet National Bank (filed as Exhibit 10.12 to the
         1999 Form S-4 and incorporated by reference herein).
 *10.13  The Merrill Lynch Non-Qualified Deferred Compensation Plan Trust
         Agreement dated September 1, 1998 between the Mohegan Tribal Gaming
         Authority and Merrill Lynch Trust (filed as Exhibit 10.16 to the 1998
         Form 10-K).
 *10.14  Employment Agreement dated April 22, 1999 by and between the Mohegan
         Tribal Gaming Authority and William J. Velardo (filed as Exhibit 10.14 to the 1999 Form S-4 and incorporated by reference herein).
 *10.15  Employment Agreement dated April 22, 1999 by and between the Mohegan
         Tribal Gaming Authority and Mitchell Grossinger Etess (filed as
         Exhibit 10.15 to the 1999 Form S-4 and incorporated by reference herein).
 *10.16  Employment Agreement dated April 22, 1999 by and between the Mohegan
         Tribal Gaming Authority and Jeffrey E. Hartmann (filed as Exhibit
         10.16 to the 1999 Form S-4 and incorporated by reference herein).
 *10.17  Amendment No. 1 to Loan Agreement dated as of March 3, 1999 by and among the Mohegan Tribal Gaming Authority, the Mohegan Tribe of
         Indians of Connecticut and Bank of America National Trust and Savings
         Association (filed as Exhibit 10.17 to the Form 10-K for the
         Authority's fiscal year ended September 30, 2000, File No. 33-80655, and incorporated by reference herein).
 *10.18  Priority Distribution Agreement between Mohegan Tribal Gaming
         Authority and the Mohegan Tribe of Indians of Connecticut dated August
         1, 2001 (filed as Exhibit 10.1 to the Form 10-Q for the Authority's quarter ended June 30, 2001, File No. 33-80655 (the "June 2001 10-Q"),
         and incorporated by reference herein).
 *10.19  Administrative Services Agreement between Mohegan Tribal Gaming
         Authority and Fleet Retirement Plan Services dated July 30, 2001
         (filed as Exhibit 10.2 to the June 2001 10-Q and incorporated by reference herein).
  12.1   Computation of Ratio of Earnings to Fixed Charges
  23.1   Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).
  23.2   Consent of Arthur Andersen LLP.
  24.1   Power of attorney (included on signature page).
  25.1   Statement on Form T-1 of Eligibility of Trustee
  99.1   Form of Letter of Transmittal.
  99.2   Form of Notice of Guaranteed Delivery.
  99.3   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and other Nominees.
  99.4   Form of Letter to Clients.

--------
*  Previously filed.

  (b) Financial Statement Schedules.

  The following financial statement schedule is filed with this Registration
Statement:

  Schedule II--Valuation and Qualifying Accounts

  Schedules other than that listed above are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes to the financial statements.

Item 22. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

  The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement when it becomes effective; and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

  The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  Pursuant to the requirements of Securities Act, the Authority has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Uncasville, Connecticut, on this 14th day of September, 2001.

                                          Mohegan Tribal Gaming Authority

                                                     /s/ Mark F. Brown
                                          By: _________________________________
                                                       Mark F. Brown
                                              Chairman and Member, Management
                                                           Board

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark F. Brown, jointly and severally, each in his own capacity, his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons, in the capacities indicated below, on this 14th day of September, 2001.

              /s/ Mark F. Brown              Chairman and Member, Management
 ___________________________________________  Board
                Mark F. Brown

            /s/ Peter J. Schultz             Vice-Chairman and Member,
 ___________________________________________  Management Board
              Peter J. Schultz

           /s/ William J. Velardo            President and General Manager,
 ___________________________________________  Mohegan Sun (Principal Executive
             William J. Velardo               Officer)

           /s/ Jeffrey E. Hartmann           Executive Vice President, Finance
 ___________________________________________  and Chief Financial Officer,
             Jeffrey E. Hartmann              Mohegan Sun (Principal Financial
                                              and Accounting Officer)

            /s/ Shirley M. Walsh             Recording Secretary and Member,
 ___________________________________________  Management Board
              Shirley M. Walsh

           /s/ Christine D. Murtha           Corresponding Secretary and
 ___________________________________________  Member, Management Board
             Christine D. Murtha

           /s/ Donald M. Chapman            Treasurer and Member, Management Board
___________________________________________
             Donald M. Chapman

           /s/ Jayne G. Fawcett             Ambassador and Member, Management Board
___________________________________________
             Jayne G. Fawcett

           /s/ Roland J. Harris             Member, Management Board
___________________________________________
             Roland J. Harris

         /s/ Maynard L. Stickland           Member, Management Board
___________________________________________
           Maynard L. Stickland

           /s/ Glenn R. LaVigne             Member, Management Board
___________________________________________
               Glenn R. LaVigne

SCHEDULE II

  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON THE FINANCIAL STATEMENT SCHEDULE

To the Mohegan Tribal Gaming Authority:

We have audited in accordance with auditing standards generally accepted in the United States, the balance sheets of the Mohegan Tribal Gaming Authority as of September 30, 2000 and 1999 and the related statements of income (loss), capital and cash flows for the years ended September 30, 2000, 1999 and 1998 included in this registration statement and have issued our report thereon dated December 1, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule issued in Item 21 is the responsibility of the Authority's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Hartford, Connecticut
December 1, 2000

                        MOHEGAN TRIBAL GAMING AUTHORITY

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
             FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 and 1998
                                 (in thousands)

        Column A            Column B         Column C         Column D   Column E
        --------          ------------ --------------------- ----------- ---------
                            Balance      Charged    Charged  Deductions   Balance
                          at beginning   to costs   to other    from      at end
      Description:         of period   and expenses accounts reserves(1) of period
      ------------        ------------ ------------ -------- ----------- ---------
Year Ended September 30,
 2000
Reserves and allowances
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    $    834     $    617   $    --    $   715   $    736
  Relinquishment
   liability............    $661,010     $ 31,843   $    --    $19,973   $672,880

Year Ended September 30,
 1999
Reserves and allowances
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    $    348     $    679   $    --    $   193   $    834
  Relinquishment
   liability............    $549,125     $111,885   $    --    $   --    $661,010

Period ended September
 30, 1998
Reserves and allowances
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    $    187     $    523   $    --    $   362   $    348
  Relinquishment
   Liability............    $    --      $    --    $549,125   $   --    $549,125

--------
Note (1): Deductions from reserves include the write-off of uncollectible accounts, net of recoveries of accounts previously written off and payments under the Relinquishment Agreement.

                               INDEX TO EXHIBITS

                                    Exhibit

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   1.1   Purchase Agreement, dated as of July 19, 2001 among the Mohegan Tribal
         Gaming Authority, the Mohegan Tribe of Indians of Connecticut and
         Salomon Brothers Inc., as representative of the Initial Purchasers.
  *3.1   Constitution of the Mohegan Tribe of Indians of Connecticut (filed as
         Exhibit 3.1 to the Registration Statement on Form S-1, File No. 33-
         80655, filed with the SEC on December 21, 1995 (the "1996 Form S-1"), and incorporated by reference herein).
  *3.2   Ordinance No. 95-2 of the Tribe for Gaming on Tribal Lands, enacted on
         July 15, 1995 (filed as Exhibit 3.2 to the 1996 Form S-1 and incorporated by reference herein).
  *4.1   Note Purchase Agreement dated September 29, 1995 between the Mohegan
         Tribal Gaming Authority and Sun International Hotels Limited (filed as
         Exhibit 10.10 to 1996 Form S-1 and incorporated by reference herein).
  *4.2   Form of Junior Subordinated Note due 2003 of the Mohegan Tribal Gaming
         Authority (contained in the Note Purchase Agreement filed as Exhibit
         4.1).
  *4.3   Indenture dated March 3, 1999 among the Mohegan Tribal Gaming
         Authority, the Mohegan Tribe of Indians of Connecticut and First Union
         National Bank, as Trustee, relating to the 8 1/8% Senior Notes Due
         2006 of the Mohegan Tribal Gaming Authority (filed as Exhibit 4.3 to
         Registration Statement on Form S-4, File No. 333-76753, filed with the
         SEC on April 21, 1999 (the "1999 Form S-4"), and incorporated by reference herein).
  *4.4   Form of Global 8 1/8% Senior Note Due 2006 of the Mohegan Tribal
         Gaming Authority (contained in the Indenture filed as Exhibit 4.3).
  *4.5   Senior Registration Agreement dated March 3, 1999 among the Mohegan
         Tribal Gaming Authority, Salomon Smith Barney Inc., NationsBanc
         Montgomery Securities, LLC, SG Cowen Securities Corporation, Bear,
         Stearns & Co. Inc., BankBoston Robertson Stephens Inc. and Fleet
         Securities, Inc. (filed as Exhibit 4.5 to the 1999 Form S-4 and incorporated by reference herein).
  *4.6   Indenture dated as of March 3, 1999 among the Mohegan Tribal Gaming
         Authority, the Mohegan Tribe of Indians of Connecticut and State
         Street Bank and Trust Company, as Trustee, relating to the 8 3/4%
         Senior Subordinated Notes Due 2009 of the Mohegan Tribal Gaming
         Authority (filed as Exhibit 4.6 to the 1999 Form S-4 and incorporated by reference herein).
  *4.7   Form of Global 8 3/4% Senior Subordinated Notes Due 2009 of the
         Mohegan Tribal Gaming Authority (contained in the Indenture filed as
         Exhibit 4.6).
  *4.8   Senior Subordinated Registration Agreement dated March 3, 1999 among the Mohegan Tribal Gaming Authority, Salomon Smith Barney Inc.,
         NationsBanc Montgomery Securities LLC, SG Cowen Securities
         Corporation, Bear, Stearns & Co. Inc., BankBoston Robertson Stephens
         Inc. and Fleet Securities, Inc. (filed as Exhibit 4.8 to the 1999 Form
         S-4 and incorporated by reference herein).
   4.9   Indenture dated as of July 26, 2001 among the Mohegan Tribal Gaming
         Authority, the Mohegan Tribe of Indians of Connecticut and State
         Street Bank and Trust Company, as Trustee, relating to the 8 3/8%
         Senior Subordinated Notes Due 2011 of the Mohegan Tribal Gaming
         Authority.
   4.10  Form of Global 8 3/8% Senior Subordinated Notes Due 2011 of the
         Mohegan Tribal Gaming Authority (contained in the Indenture filed as
         Exhibit 4.9).
   4.11  Registration Rights Agreement dated July 26, 2001 among the Mohegan
         Tribal Gaming Authority, Salomon Smith Barney Inc., Banc of America
         Securities LLC, Fleet Securities, Inc., SG Cowen Securities
         Corporation, Commerzbank Capital Markets Corp., McDonald Investments
         Inc. and Wells Fargo Brokerage Services, LLC.

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   5.1   Opinion of Hogan & Hartson L.L.P.
 *10.1   The Mohegan Tribe--State of Connecticut Gaming Compact between the
         Mohegan Tribe of Indians of Connecticut and the State of Connecticut
         (the "Compact") (filed as Exhibit 10.1 to the 1996 Form S-1 and incorporated by reference herein).
 *10.2   Agreement dated April 25, 1994 between the Mohegan Tribe of Indians of
         Connecticut and the State of Connecticut resolving certain land claims
         (the "Resolution Agreement") (filed as Exhibit 10.2 to the 1996 Form
         S-1 and incorporated by reference herein).
 *10.3   Memorandum of Understanding dated May 17, 1994 between the Mohegan
         Tribe of Indians of Connecticut and the State of Connecticut regarding implementation of the Compact and the Resolution Agreement (filed as
         Exhibit 10.3 to the 1996 Form S-1 and incorporated by reference herein).
 *10.4   Agreement between the Mohegan Tribe of Indians of Connecticut and the
         Town of Montville, Connecticut (filed as Exhibit 10.4 to the 1996 Form
         S-1 and incorporated by reference herein).
 *10.5   Land Lease dated September 29, 1995 between the Mohegan Tribe of
         Indians of Connecticut and the Mohegan Tribal Gaming Authority;
         Amendment of Land Lease dated September 29, 1995 (filed as Exhibit
         10.5 to the 1996 Form S-1 and incorporated by reference herein).
 *10.6   Amendment to the Land Lease dated February 18, 1999 between the
         Mohegan Tribe of Indians of Connecticut and the Mohegan Tribal Gaming
         Authority (filed as Exhibit 10.6 to the 1999 Form S-4 and incorporated by reference herein).
 *10.7   Amended and Restated Gaming Facility Management Agreement dated August
         30, 1995 between the Mohegan Tribe of Indians of Connecticut, the
         Mohegan Tribal Gaming Authority and Trading Cove Associates (filed as
         Exhibit 10.8 to the 1996 Form S-1 and incorporated by reference herein).
 *10.8   Development Services Agreement dated February 7, 1998 by and among the
         Mohegan Tribal Gaming Authority, the Mohegan Tribe of Indians of
         Connecticut and Trading Cove Associates (filed as Exhibit 10.15 to
         Form 10-K for the Authority's fiscal year ended September 30, 1998,
         File No. 33-80655 (the "1998 Form 10-K"), and incorporated by reference herein).
 *10.9   Relinquishment Agreement dated February 7, 1998 by and among the
         Mohegan Tribal Gaming Authority, the Mohegan Tribe of Indians of
         Connecticut and Trading Cove Associates (filed as Exhibit 10.14 to the
         1998 Form 10-K and incorporated by reference herein).
 *10.10  The Loan Agreement dated as of March 3, 1999 by and among the Mohegan
         Tribal Gaming Authority, the Mohegan Tribe of Indians of Connecticut,
         Bank of America National Trust and Savings Associations as
         administrative agent, Salomon Smith Barney Inc. as Syndication Agent,
         Societe Generale as Documentation Agent, NationsBanc Montgomery
         Securities LLC as Lead Arranger and each lender named therein (filed as Exhibit 10.10 to the 1999 Form S-4 and incorporated by reference herein).
 *10.11  Escrow Deposit Agreement dated March 3, 1999 by and among the Mohegan
         Tribal Gaming Authority and First Union National Bank (filed as
         Exhibit 10.11 to the 1999 Form S-4 and incorporated by reference herein).
 *10.12  Construction Reserve Disbursement Agreement dated March 3, 1999 among the Mohegan Tribal Gaming Authority, the Mohegan Tribe of Indians of
         Connecticut and Fleet National Bank (filed as Exhibit 10.12 to the
         1999 Form S-4 and incorporated by reference herein).
 *10.13  The Merrill Lynch Non-Qualified Deferred Compensation Plan Trust
         Agreement dated September 1, 1998 between the Mohegan Tribal Gaming
         Authority and Merrill Lynch Trust (filed as Exhibit 10.16 to the 1998
         Form 10-K).
 *10.14  Employment Agreement dated April 22, 1999 by and between the Mohegan
         Tribal Gaming Authority and William J. Velardo (filed as Exhibit 10.14 to the 1999 Form S-4 and incorporated by reference herein).

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 *10.15  Employment Agreement dated April 22, 1999 by and between the Mohegan
         Tribal Gaming Authority and Mitchell Grossinger Etess (filed as
         Exhibit 10.15 to the 1999 Form S-4 and incorporated by reference herein).
 *10.16  Employment Agreement dated April 22, 1999 by and between the Mohegan
         Tribal Gaming Authority and Jeffrey E. Hartmann (filed as Exhibit
         10.16 to the 1999 Form S-4 and incorporated by reference herein).
 *10.17  Amendment No. 1 to Loan Agreement dated as of March 3, 1999 by and among the Mohegan Tribal Gaming Authority, the Mohegan Tribe of
         Indians of Connecticut and Bank of America National Trust and Savings
         Association (filed as Exhibit 10.17 to the Form 10-K for the
         Authority's fiscal year ended September 30, 2000, File No. 33-80655, and incorporated by reference herein).
 *10.18  Priority Distribution Agreement between Mohegan Tribal Gaming
         Authority and the Mohegan Tribe of Indians of Connecticut dated August
         1, 2001 (filed as Exhibit 10.1 to the Form 10-Q for the Authority's quarter ended June 30, 2001, File No. 33-80655 (the "June 2001 10-Q"),
         and incorporated by reference herein).
 *10.19  Administrative Services Agreement between Mohegan Tribal Gaming
         Authority and Fleet Retirement Plan Services dated July 30, 2001
         (filed as Exhibit 10.2 to the June 2001 10-Q and incorporated by reference herein).
  12.1   Computation of Ratio of Earnings to Fixed Charges
  23.1   Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).
  23.2   Consent of Arthur Andersen LLP.
  24.1   Power of attorney (included on signature page).
  25.1   Statement on Form T-1 of Eligibility of Trustee
  99.1   Form of Letter of Transmittal.
  99.2   Form of Notice of Guaranteed Delivery.
  99.3   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and other Nominees.
  99.4   Form of Letter to Clients.

--------
*  Previously filed.